As filed with the Securities and Exchange Commission on October 14, 2014

Registration No. 333-199005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MABVAX THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	93-0987903
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11588 Sorrento Valley Road, Suite 20

San Diego, CA 92121

(858) 259-9405

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. David Hansen

Chief Executive Officer

MabVax Therapeutics Holdings, Inc.

11588 Sorrento Valley Road, Suite 20

San Diego, CA 92121

(858) 259-9405

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Jeremy D. Glaser, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, CA 92130-6768

(858) 314-1500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	1,615,070(2)	$4.88(3)	$7,881,542	$916(4)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the Securities Act, this Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction that results in an increase in the number of the outstanding shares of common stock of the registrant.
(2)	The number of shares of common stock includes 1,615,070 shares of common stock issuable upon conversion of outstanding shares of our Series A-1 Convertible Preferred Stock, or the Series A-1 Preferred Stock including the shares of common stock issuable as a result of accrued and unpaid dividends on the Series A-1 Preferred Stock through October 6, 2014.
(3)	In accordance with Rule 457(c) under the Securities Act, the aggregate offering price of the common stock is estimated solely for the calculation of the registration fees due for this filing. This estimate was based on the average of the bid and ask prices of our stock reported by OTCQB marketplace on October 13, 2014, which was $4.88.
(4)	$1,431 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated October 14, 2014

PROSPECTUS

MABVAX THERAPEUTICS HOLDINGS, INC.

1,615,070 Shares of Common Stock

This prospectus relates to the resale of up to 1,615,070 shares of our common stock consisting of 1,615,070 shares of common stock issuable upon conversion of shares of our Series A-1 Preferred Stock, including the shares of common stock issuable as a result of accrued and unpaid dividends on the Series A-1 Preferred Stock through October 6, 2014.

These shares will be resold from time to time by the entities and persons listed in the section titled “Selling Securityholders” on page 24, which we refer to as the selling securityholders. The shares of common stock issuable upon conversion of the Series A-1 Preferred Stock offered under this prospectus by the selling securityholders are issuable upon conversion of shares of Series A-1 Preferred Stock that were issued pursuant to the Agreement and Plan of Merger, dated May 12, 2014, by and among MabVax Therapeutics Holdings, Inc. (f.k.a. Telik, Inc.), or MabVax Holdings, MabVax Therapeutics, Inc., a Delaware corporation, or MabVax Therapeutics, and Tacoma Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MabVax Holdings, or Tacoma Corp., as amended by that certain Amendment No. 1 to the Merger Agreement, dated June 30, 2014, by and among the parties thereto and by that certain Amendment No. 2 to the Merger Agreement, dated July 7, 2014, by and among the parties thereto, as amended, the Merger Agreement.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 77. We will pay the expenses incurred in registering the securities covered by the prospectus, including legal and accounting fees.

Our common stock is quoted on the OTCQB marketplace, or OTCQB, under the symbol “MBVX.” On October 13, 2014, the last reported bid price of our common stock was $5.10 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                     , 2014.

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INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean MabVax Holdings on a combined basis with its wholly-owned subsidiary, MabVax Therapeutics, as applicable.

Registered Trademarks and Trademark Applications: Brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

We obtained industry and market data used throughout and incorporated by reference into this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

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PROSPECTUS SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements, notes to the financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission, or the SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 7.

Company Background

We are a Delaware corporation, originally incorporated in 1988 under the name Terrapin Diagnostics, Inc. in the state of Delaware, with our principal corporate office in the United States at 11588 Sorrento Valley Road, Suite 20, San Diego, CA 92121 telephone: (858) 259-9405. Our internet address is www.mabvax.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC. Information contained on our website does not form a part of this prospectus. On July 8, 2014, we consummated a merger with MabVax Therapeutics, pursuant to which Tacoma Corp. merged with and into MabVax Therapeutics, with MabVax Therapeutics surviving as our wholly owned subsidiary. This transaction is referred to as the merger. Immediately following the merger, the former holders of the issued and outstanding securities of MabVax Therapeutics held approximately 85% of our issued and outstanding securities.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing innovative vaccine and monoclonal antibody-based therapeutics for the diagnosis and treatment of cancer. We generate our pipeline of antibody-based product candidates from patients who have been vaccinated with propriety vaccines licensed from Memorial Sloan-Kettering Cancer Center, or MSKCC. Our approach of surveying the protective immune response from many patients to identify the ideal monoclonal antibody candidate against a specific target on the surface of a cancer cell is a novel next-generation human antibody technology platform. We believe our approach to antibody discovery identifies the antibody candidates with superior performance characteristics while minimizing many of the toxicity and off target binding drawbacks of other discovery technologies. Our lead antibody candidates have been recovered from patients who had substantially better treatment outcomes than almost all other patients in clinical trials we conducted and those conducted by our partners.

Our therapeutic vaccines were developed at MSKCC and are exclusively licensed to MabVax Therapeutics pursuant to a Research and License Agreement entered into between MabVax Therapeutics and MSKCC in 2008. These vaccines are administered in the adjuvant setting (after surgery and/or completion of chemotherapy) and have shown in clinical studies to elicit a protective antibody response. The antibodies are intended to seek out circulating tumor cells and micrometastases to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development. A vaccine to address the orphan disease neuroblastoma has completed an initial Phase I trial at MSKCC yielding encouraging results. The neuroblastoma vaccine product is expected be ready for a Phase II trial by early 2015. MSKCC and MabVax Therapeutics have completed additional Phase I vaccine clinical trials in melanoma, ovarian cancer, and small cell lung cancer over the last three years.

Recent Developments

MabVax Therapeutics Common Stock Financing

Subsequent to June 30, 2014, MabVax Therapeutics issued shares of its common stock for aggregate proceeds of approximately $3,000,000, net of issuance costs of $133,400, in a private placement pursuant to Section 4(a)(2) and Regulation D of the Securities Act with certain institutional investors, or the MabVax Private Placement, pursuant to Common Stock Purchase Agreement by and among MabVax Therapeutics and certain institutional investors party thereto, or the MabVax Purchase Agreement. Pursuant to the MabVax Purchase Agreement, MabVax Therapeutics agreed to issue the investors participating in closings held under the MabVax Private Placement prior to the closing of the merger additional “anti-dilution” shares of MabVax Therapeutics common stock, for no additional consideration should MabVax Therapeutics sell shares of its common stock in the future (subject to certain customary exceptions, such as upon the conversion or exercise of then outstanding convertible securities, the securities issued in the merger and issuances under the MabVax Therapeutics option plan in connection with the merger) at a price lower than $2.54 per share (or $1.16 per share after giving effect to the merger) prior to the first to occur of (x) December 31, 2015 and (y) the date on which MabVax Therapeutics raised an aggregate of $10,000,000. The number of additional shares would be calculated on a weighted average based on the price per share of equity securities sold by MabVax Therapeutics following the initial closing of the MabVax Private Placement and in no event would a purchaser be issued a number of additional shares of MabVax Therapeutics common stock in excess of 33% of the number of shares initially purchased by such purchaser and held as of the date of any anti-dilution adjustment. These shares of MabVax Therapeutics common stock issued in the MabVax Private Placement were converted into shares of our common stock in connection with the merger. We assumed MabVax Therapeutics’ obligations with respect to these anti-dilution provisions in the merger, and these provisions now apply to sales of our common stock.

Exercise of C-1 Warrants

On July 7, 2014, MabVax Therapeutics received $1.5 million in exchange for the exercise by holders of warrants to purchase 1,827,979 shares of its Series C-1 convertible preferred stock, which, if converted into shares of MabVax Therapeutics common stock immediately prior to the merger and including accrued dividends thereon, would have represented 1,866,475 shares of MabVax Therapeutics common stock.

Merger Agreement

On July 8, 2014, MabVax Therapeutics merged with our wholly owned subsidiary, Tacoma Corp. As a result of and immediately following the consummation of the merger, the former MabVax Therapeutics stockholders, option holders and warrant holders were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise basis), approximately 85% of the outstanding shares of our common stock on a fully diluted basis and the MabVax Holdings stockholders, option holders and warrant holders immediately prior to the merger owned approximately 15% of the outstanding shares of our common stock on a fully diluted basis, calculated based on the methodology set forth in the Merger Agreement. As a result of the merger, change of control of MabVax Holdings occurred.

For accounting purposes, the merger is treated as a “reverse acquisition” and MabVax Therapeutics is considered the accounting acquirer. As a result, the historical financial statements of MabVax Therapeutics constitute the historical financial statements of the merged companies. The transaction is considered a business combination as MabVax Holdings is considered an operating entity. For accounting purposes, MabVax Therapeutics is treated as the continuing reporting entity.

$1.5 Million Contract Award

On August 25, 2014, MabVax Therapeutics was awarded a $1.5 million contract for the Phase 2 portion of a Small Business Innovation Research, or SBIR, contract from the National Cancer Institute, or NCI. The contract is intended to support a major portion of the preclinical work being conducted by MabVax Therapeutics, together with its collaboration partner, or MSKCC to develop a novel Positron Emission Tomography, or PET, imaging agent for detection and assessment of pancreatic cancer.

Exchange Agreement and Series C Preferred Stock

On September 3, 2014, we entered into Exchange Agreements with certain holders of our issued and outstanding common stock, or the Exchange Agreements, pursuant to which these holders agreed to exchange approximately 1,189,700 shares of our common stock for an aggregate of approximately 118,970 shares of our Series C convertible preferred stock, or the Series C Preferred Stock.

On September 3, 2014, we filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, or the Series C certificate of designations, or the Series C Certificate. Holders of the Series C Preferred Stock are entitled to vote on an as converted basis on matters presented to our stockholders and, upon liquidation, share in distributions, on a pari passu basis with the holders of our common stock in amounts available for distribution following payments required to be made to the holders of Series A-1 Preferred Stock and our Series B convertible preferred stock, or the Series B Preferred Stock. Each share of Series C Preferred Stock is convertible into ten shares of our common stock subject to adjustment and the conversion limitations set forth in the Series C certificate of designations. When and as declared by our Board of Directors, the holders of the Series C Preferred Stock shall be entitled to receive dividends on an as converted basis (without regard to any limitations on conversion) with the holders of our common stock.

No stockholder currently expected to be a party to the Exchange Agreement is an “affiliate” of either MabVax Holdings or MabVax Therapeutics within the meaning of Rule 144 as promulgated under the Securities Act, and each stockholder who is a party to the Exchange Agreement approached us with the proposed exchange transaction. The terms of the Exchange Agreement and Series C certificate of designations were determined by arms-length negotiation between the parties. The shares of our common stock issuable pursuant to the Exchange Agreement have been, or will be, upon settlement, issued in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act for securities exchanged by an issuer and an existing securityholder where no commission or other remuneration is paid or given directly or indirectly by the issuer for soliciting such exchange.

Temporary Waiver of Warrant Exercise Period

The preamble of the warrants issued in the merger, or the Merger Warrants, contain limitations prohibiting holders from exercising the Merger Warrants prior to the one year anniversary of the Closing Date, or July 8, 2015. On September 3, 2014, we sent a letter to the holders of the issued and outstanding Merger Warrants, the Waiver Letter, waiving, on a limited basis, the requirement set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015 and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the period commencing on the date of the letter and ending on and including September 12, 2014, or the Waiver Period. The Waiver Letter also provided that, with respect to exercises pursuant to the Waiver Letter during the Waiver Period, the number of shares of our common stock issuable upon cashless exercise will be determined in accordance with the formula set forth in the Waiver Letter rather than the formula set forth in Section 1(d) of the Merger Warrant.

On September 30, 2014, we sent a second letter to the holders of our issued and outstanding Merger Warrants, or the Waiver Extension Letter, waiving again, on a limited basis, the provision set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015 and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net

“cashless” basis, at any time during the period commencing on September 30, 2014 and ending on and including October 3, 2014, or the Waiver Extension Period. The Waiver Extension Letter also provided that, with respect to exercises pursuant to the Waiver Extension Letter during the Waiver Extension Period, the number of shares of our common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Extension Letter rather than the formula set forth in Section 1(d) of the Merger Warrants.

Our management hopes that this temporary waiver of the warrant exercise period limitation will gradually increase the number of our publicly held shares in furtherance of our continued efforts to satisfy NASDAQ’s Initial Listing Standards and regain trading eligibility for shares of our common stock on the NASDAQ Capital Market. Shares of our common stock issued upon exercise of the Merger Warrants will not be registered for resale during the Waiver Period and will be subject to resale restrictions per Rule 144 as promulgated by the Securities Act.

The foregoing descriptions of the Merger Agreement, the Merger Warrants, Waiver Letter and Waiver Extension Letter are not complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Merger Warrants, Waiver Letter and Waiver Extension Letter which are attached as Exhibits 2.1, 10.32, 10.19 and 10.35 respectively.

Juno Therapeutics, Inc. Option Agreement

On August 29, 2014, MabVax Therapeutics entered into an Option Agreement, or the Option Agreement, with Juno Therapeutics, Inc., or Juno. Pursuant to the Option Agreement, MabVax Therapeutics granted Juno the option to obtain an exclusive, world-wide, royalty-bearing license, or the License, authorizing Juno to develop, make, have made, use, import, have imported, sell, have sold, offer for sale and otherwise exploit certain patents MabVax Therapeutics developed with respect to fully human antibodies with binding specificity against human GD2 or sialyl Lewis A antigens, or the Patents, and certain MabVax Therapeutics controlled biologic materials. Juno may exercise its option to purchase the License until the earlier of June 30, 2016 or 90 days from the date MSKCC completes its research with respect to the Patents in accordance with the terms of agreements by and between MSKCC and MabVax Therapeutics.

The Option Agreement may be terminated by either party (i) upon material breach of the other party if the breach is not cured within 30 days, or (ii) with 60 days’ prior written notice in the event the other party becomes the subject of a voluntary or involuntary petition in bankruptcy. Juno may terminate the Option Agreement at any time upon 30 days’ prior written notice. MabVax Therapeutics may terminate the Option Agreement if Juno, or any Juno employee or affiliate, is a party to any action or proceeding in which Juno, or any Juno employee or affiliate, opposes the Patents or otherwise seeks a determination that any of the Patents are invalid or unenforceable if Juno, or as applicable, its employee and/or affiliate, fails to discontinue its involvement in such an action within 10 days of receiving notice from MabVax Therapeutics.

As consideration for the grant of the exclusive option to purchase the License, Juno will pay MabVax Therapeutics a one-time up-front option fee in the low five figures. Should the option be exercised, MabVax Therapeutics would expect to negotiate with Juno to pay amounts that would include MabVax Therapeutics license fees, milestones, and royalty-based compensation in connection with entering into a License. The terms of the License including the financial terms are expected to be agreed upon at a future date.

Reverse Stock Split, Name Change and Increase in Authorized Shares

On September 8, 2014, we filed an amended and restated certificate of incorporation to increase the authorized number of shares of our common stock to a new total of 150,000,000 shares, increase the number of shares of our preferred stock to a new total of 15,000,000 shares, and to change our name from “Telik, Inc.” to “MabVax Therapeutics Holdings, Inc.” The amendment and restatement of the certificate of incorporation effectuating the name change and above authorized share increases were approved by our stockholders at a special stockholder meeting on September 8, 2014 and by our Board of Directors at a meeting held on September 8, 2014.

On September 8, 2014, following the filing of our amended and restated certificate, we filed a certificate of amendment to the amended and restated certificate of incorporation to effect an 8-for-1 reverse stock split, or the Reverse Split, effective as of 4:01p.m. Eastern Time, or the Effective Time, on September 8, 2014, or the Effective Date. The Reverse Split was approved by our stockholders at the special stockholder meeting and Board of Directors meetings held on September 8, 2014.

On the Effective Date, immediately and without further action by our stockholders, every 8 shares of our common stock, issued and outstanding immediately prior to the Effective Time was automatically converted into 1 share of our common stock. As a result of the Reverse Split and calculated as of the record date for the special stockholder meeting, the number of outstanding shares of our common stock was reduced to approximately 1,592,893, excluding outstanding and unexercised share options, warrants and shares issuable upon conversion of outstanding shares of our preferred stock and subject to adjustment for fractional shares. No fractional shares were issued as a result of the Reverse Split and, in lieu of these fractional shares, any holder of less than 1 share of our common stock was entitled to receive cash for such holder’s fractional share equal to the product of such fraction multiplied by the average of the last reported bid and ask prices of our common stock at 4:00 p.m., Eastern time, end of regular trading hours on OTCQB marketplace, during the 10 consecutive trading days ending on the last trading day prior to the Effective Date. Further, any options, warrants, shares or preferred stock and contractual rights outstanding as of the Effective Date that were subject to adjustment were adjusted in accordance with their terms. These adjustments included, without limitation, changes to the number of shares of our common stock that may be obtained upon exercise or conversion of these securities, and changes to the applicable exercise or purchase price of such securities.

Shares of our common stock began to trade on OTCQB marketplace on a post-split basis under the name “MabVax Therapeutics Holdings, Inc.” on September 10, 2014 under the new CUSIP number 55414P108. Shares of our common stock began trading on the OTCQB marketplace on under the trading symbol “MBVX” on October 10, 2014.

Cancer Vaccine Clinical Progress

In the past year, full enrollment has been achieved in both of our sarcoma and ovarian cancer vaccine Phase II clinical trials. We expect to analyze the endpoint of progression free survival, or PFS, that occurs at roughly the midpoint of these trials. Both clinical programs are following patients to the overall survival, or OS, endpoint expected to be reached in 2016. Our discussions with the United States Food and Drug Administration, or the FDA, at the time we developed the protocols for our vaccine trials indicated that the OS endpoint was the primary evaluation criteria for their evaluation of the efficacy and safety of the vaccines. The results of the Phase I trial with our neuroblastoma vaccine were recently published in Clinical Cancer Research, a journal published by the American Association for Cancer Research, Inc. The study report describes an encouraging study result with a small cohort of difficult to treat patients who have repeatedly relapsed. MabVax Therapeutics has received a $400,000 grant from the Solving Kids Cancer Foundation/ Neuroblastoma Children’s Cancer Alliance UK for a modified Phase I trial to test the addition of an immunostimulatory (product that stimulates the immune system or enables the immune system to be more effective) agent to the treatment regimen.

Lead Antibody 5B1 Progress

Our lead antibody candidate, 5B1, is being developed for the treatment of pancreatic cancer. Following our assessment of study results of multiple in vivo (live subjects) xenographic animal model experiments and in vitro (outside a biological setting) experiments with our 5B1 antibody, we concluded 5B1 is worthwhile to move into manufacturing and subsequent clinical development. We are also developing the 5B1 antibody conjugated to a radiolabel (radioactive isotope that emits a small amount of radiation seen by imaging devices) as a novel PET imaging agent to assist in the diagnosis of pancreatic cancer. The advanced preclinical study results of our work in tumor imaging using our lead antibody candidate, 5B1, conjugated to a radiolabel were published in the

Journal of Nuclear Medicine. We subsequently applied for and received a contract for $1.75 million from the National Institutes of Health, or the NIH, for the development of a 5B1 antibody-based imaging agent. In April 2014, MabVax Therapeutics entered into a manufacturing agreement with Gallus BioPharmaceuticals NJ, LLC, or Gallus BioPharmaceutcals, to manufacture 5B1 antibodies under Current Good Manufacturing Practices, or cGMP, conditions, in order to enable us to enter Phase I clinical trials in the second half of 2015. As part of our development program, we have collaborated with Heidelberg Pharma GmbH, or Heidelberg, to test an antibody drug conjugate, or ADC, using our 5B1 antibody and Heidelberg’s linker and toxin technology in the treatment of pancreatic cancer. In September of 2014, MabVax Therapeutics entered into agreements with MSKCC and Juno Therapeutics, or Juno, for the development of novel therapeutic products using antibody targeting sequences derived from the fully-human antibodies discovered using our internally developed antibody discovery platform.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review and consider the following risk factors and in the sections entitled “Risk Factors” contained in our most recent annual report on Form 10-K, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, and all other information contained in this prospectus and incorporated by reference into the prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies and those of our partners, the cost, timing and outcomes of regulatory approval for our product candidates, and the rate of recruitment of patients in our human clinical trials. In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our financial resources at that time.

We are aggressively pursuing forms of capital infusion including public or private financing, strategic partnerships or other arrangements with organizations that have capabilities and/or products that are complementary to our own capabilities and/or products, in order to continue the development of our product candidates. However, there can be no assurances that we will complete any financings, strategic alliances or collaborative development agreements, and the terms of such arrangements may not be advantageous to us.

Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development; the costs of complying with the FDA and other domestic and foreign regulatory agency requirements, the progress of our research and development programs and those of our partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources that we devote to manufacturing expenditures; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, that we undertake; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.

We anticipate that we will need to raise additional funds through public or private financing, strategic partnerships or other arrangements. As further discussed below with respect to risks related to ownership of our capital stock, any additional equity financing will be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed could materially harm our business, financial condition and results of operations.

We have a history of losses, and we anticipate that we will continue to incur losses in the future; our auditors have included in their audit report an explanatory paragraph as to subsubstantial doubt as to our ability to continue as a going concern.

We have experienced net losses every year since our inception and, as of June 30, 2014, had an accumulated deficit of $19,380,837 (unaudited). Our auditors have included in their audit report a “going concern” explanatory paragraph as to substantial doubt as to our ability to continue as a going concern that assumes the realization of our assets and the satisfaction of our liabilities and commitments in the normal course of business. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, expenses related to the following: the GMP manufacture of our 5B1 antibody to create clinical trial supplies, conducting Phase I clinical trials with the 5B1 antibody, preclinical testing of follow-on antibody candidates, investor and public relations, SEC compliance efforts, anticipated research and development activities and the general and administrative expenses associated with each of these activities. We have not yet commercialized any product candidates. Our ability to attain profitability will depend upon our ability to develop and commercialize products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.

If we are unable to obtain required regulatory approvals, we will be unable to market and sell our product candidates.

Our product candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing, oversight of clinical investigators, recordkeeping and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory review and approval process are required to be successfully completed in the United States and in each foreign jurisdiction in which we offer our products before a new drug or other product can be sold in such jurisdictions. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. The time required to obtain approval by the FDA, or the regulatory authority in such other jurisdictions is unpredictable and often exceeds five years following the commencement of clinical trials, depending upon the complexity of the product candidate and the requirements of the applicable regulatory agency.

In connection with the clinical development of our product candidates, we face risks that:

•	the product candidate may not prove to be safe and efficacious;

•	patients may die or suffer serious adverse effects for reasons that may or may not be related to the product candidate being tested;

•	we may fail to maintain adequate records of observations and data from our clinical trials, to establish and maintain sufficient procedures to oversee, collect data from, and manage clinical trials, or to monitor clinical trial sites and investigators to the satisfaction of the FDA or other regulatory agencies;

•	the results of later-phase clinical trials may not confirm the results of earlier clinical trials; and

•	the results from clinical trials may not meet the level of statistical significance or clinical benefit-to-risk ratio required by the FDA or other regulatory agencies for marketing approval.

Only a small percentage of product candidates for which clinical trials are initiated receive approval for commercialization. Furthermore, even if we do receive regulatory approval to market a product candidate, any such approval may be subject to limitations such as those on the indicated uses for which we may market a particular product candidate.

Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.

Our product candidates are in the clinical and pre-clinical stages of development. In order to achieve profitable operations, we alone, or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products we are currently developing will require significant additional research, development and preclinical and clinical testing prior to application for commercial use or sale. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that may cause us to delay, suspend or terminate those clinical trials.

Further, our research or product development efforts may not be successfully completed, any compounds we currently have under development may not be successfully developed into drugs, may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these events occur, our business would be materially and adversely affected.

If clinical trials or regulatory approval processes for our product candidates are prolonged, delayed or suspended, we may be unable to commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

•	conditions imposed on us by the FDA or another foreign regulatory authority regarding the scope or design of our clinical trials;

•	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply of our product candidates or other materials necessary to conduct and complete our clinical trials;

•	slow enrollment and retention rate of subjects in our clinical trials;

•	serious and unexpected drug-related side effects related to the product candidate being tested; and

•	delays in meeting manufacturing and testing standards required for production of clinical trial supplies.

Commercialization of our product candidates may be delayed by the imposition of additional conditions on our clinical trials by the FDA or any other applicable foreign regulatory authority or the requirement of additional supportive studies by the FDA or such foreign regulatory authority. In addition, clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the conduct of other clinical trials that compete for the same patients as our clinical trials, and the eligibility criteria for our clinical trials. Our failure to enroll patients in our clinical trials could delay the completion of the clinical trial beyond its expectations. In addition, the FDA could require us to conduct clinical trials with a larger number of subjects than we may have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of our clinical trials, which could impair the validity or statistical significance of the clinical trials.

We do not know whether our clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any of our approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or discover any previously unknown problems with any approved product, manufacturer, or manufacturing process, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers, or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	pressure to initiate voluntary product recalls;

•	suspension or withdrawal of regulatory approvals; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

Our industry is highly competitive, and our product candidates may become obsolete.

We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of potential competitors developing products similar to our sarcoma vaccine, ovarian cancer vaccine and pancreatic cancer antibodies product candidates. Our competitors may succeed in developing products that are more effective and/or cost competitive than those we are developing, or that would render our product candidates less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect our business.

If physicians and patients do not accept our future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even if any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our treatments for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution support of its products.

If any of our product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer.

As we evolve from a company that is primarily involved in clinical development to a company that is also involved in commercialization, we may encounter difficulties in expanding our operations successfully.

As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities and may need to further contract with third parties to provide these capabilities. As our operations expand, we likely will need to manage additional relationships with such third parties, as well as additional collaborators, distributors, marketers and suppliers.

Maintaining third party relationships for these purposes will impose significant added responsibilities on members of our management and other personnel. We must be able to: manage our development efforts effectively; recruit and train sales and marketing personnel; manage our participation in the clinical trials in which our product candidates are involved effectively; and improve our managerial, development, operational and finance systems, all of which may impose a strain on our administrative and operational infrastructure.

If we enter into arrangements with third parties to perform sales, marketing or distribution services, any product revenues that we receive, or the profitability of these product revenues to us, are likely to be lower than if we were to market and sell any products that we develop without the involvement of these third parties. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or in doing so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our products.

The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

Market acceptance and sales of any one or more of our product candidates will depend on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any of our product candidates. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of any products that it develops due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the U.S. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both government and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of ACA on our business, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which have not yet been fully promulgated and implemented.

We only have a limited number of employees to manage and operate our business.

As of October 6, 2014, we had a total of 13 full-time employees and 1 employee working on a part-time basis. Our focus on limiting cash utilization requires us to manage and operate our business in a highly efficient manner. We cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.

We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions would have a material adverse effect on our business.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we may have curtailed clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. Our decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also cause us to miss valuable opportunities.

If the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates and expect to continue to do so for the foreseeable future. We rely heavily on these parties for successful execution of our clinical trials. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the FDA’s requirements and our general investigational plan and protocol.

The FDA requires us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

We have limited manufacturing capacity and have relied on, and expect to continue to rely on, third-party manufacturers to produce our product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates or products ourselves, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond our control; and

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to us.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our products and substantially increases our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

The FDA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current

cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

We depend extensively on our patents and proprietary technology and the patents and proprietary technology we license from others, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discover for new or previously known compounds, any or all of such compounds or new uses may not be subject to effective patent protection. Further, the development of regimens for the administration of our vaccines, which involve specifications for the frequency, timing and amount of dosages, has been, and we believe may continue to be, important to our efforts, although those processes, as such, may not be patentable. In addition, our issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of October 6, 2014, we were the exclusive licensee, sole assignee or co-assignee of 20 granted United States patents, 16 pending United States patent applications and 41 international patents. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, because some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions during our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

We require employees and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to a party to any such agreement during the course of the relationship with us be kept confidential and not be disclosed to third-parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

With respect to our vaccine programs we have licensed in rights to antibody programs and other programs from third parties. If these license agreements terminate or expire, we may lose the licensed rights to some or all of our product candidates. We may not be able to continue to develop them or, if they are approved, market or commercialize them.

We depend on license agreements with third-parties for certain intellectual property rights relating to our product candidates, including, but not limited to, the license of certain intellectual property rights from MSKCC. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by these agreements. If disputes arise under any of our in-licenses, including our in-licenses from MSKCC, we could lose our rights under these agreements. Any such dispute may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to these disputes and our business could be harmed by the emergence of such a dispute.

If we lose our rights under these agreements, we might not be able to develop any related product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing these product candidates. In particular, patents previously licensed to us might, after termination of an agreement, be used to stop us from conducting these activities.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10.0 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate partners.

Our restated certificate of incorporation, our amended and restated by-laws and Delaware law could deter a change of our management which could discourage or delay offers to acquire us.

Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions include:

•	establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of the stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.

The market price of our common stock has been, and likely will continue to be, highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that any investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Sales of shares of common stock registered for resale or eligible for resale pursuant to Rule 144 under the Securities Act as amended, as well as future sales of our common stock by existing stockholders, or the perception that sales may occur at any time, could adversely affect the market price of our common stock.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. Substantially all of our outstanding shares of common stock were freely tradable and, in limited cases, subject to certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, our stock price dropped by 71% on the day following the announcement in December 2006 that the preliminary top-line results of our first three Phase 3 trials did not meet primary end-points. During the six months ended June 30, 2014, our common stock traded between $1.19 ($9.52 post Reverse Split) and $2.06 ($16.48 post Reverse Split), and on June 30, 2014, our common stock closed at $1.45 ($11.60 post Reverse Split). The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

•	developments regarding, or the results of, our clinical trials;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	our issuance of equity or debt securities, or disclosure or announcements relating thereto;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	publicity regarding actual or potential medical results relating to products under development by our competitors or us;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disaster or crisis; or

•	period-to-period fluctuations in our financial results.

We have been, and in the future may be, subject to securities class action lawsuits and shareholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management’s time and attention from our business.

We have been, and may in the future be, the target of securities class actions or shareholder derivative claims. Any such actions or claims could result in substantial damages and may divert management’s time and attention from our business.

The rights of our common stockholders are limited by and subordinate to the rights of the holders of Series A-1 Preferred Stock and Series B Preferred Stock; these rights may have a negative effect on the value of shares of our common stock.

The holders of the Series A-1 Preferred Stock and Series B Preferred Stock have rights and preferences generally superior to those of the holders of common stock. The existence of these superior rights and preferences may have a negative effect on the value of shares of our common stock. These rights are more fully set forth in the Series A-1 certificate of designations and Series B certificate of designations, respectively, and include, but are not limited to:

•	the right to receive a liquidation preference, prior to any distribution of our assets to the holders of our common stock, in an amount equal to $ 1.676708000 per share for the Series A-1 Preferred Stock and $2.00 per share for the Series B Preferred Stock, subject to adjustments, and all accrued and unpaid dividends;

•	the right to convert into shares of our common stock at the conversion price set forth in the Series A-1 certificate of designations and Series B certificate of designations, respectively, which may be adjusted as set forth therein; and

•	the right to receive dividends in arrears at a rate of 8% per annum in preference to the holders of our common stock and to receive dividends made to holders of our common stock on an as converted basis.

The holders of Series A-1 Preferred Stock and Series B Preferred Stock will have the right to block certain fundamental transactions as further described in the Series A-1 certificate of designations and Series B certificate of designations, respectively; these holders may use this right to negotiate terms more favorable to the holders of the Series A-1 Preferred Stock and Series B Preferred Stock to the detriment of the holders of other classes of our capital stock or may prevent us from completing transactions favorable to us and the holders of other classes of our capital stock.

As further set forth in the Series A-1 certificate of designations, the holders of a majority of the issued and outstanding Series A-1 convertible preferred stock, Series B convertible preferred stock or Hudson Bay Opportunities Fund LP and/or its affiliates, or Hudson Bay, have the right to approve or block certain transactions, including transactions that:

•	create or issue additional or other capital stock or securities exchangeable for or convertible or exercisable into capital stock pari passu with or senior to the Series A-1 convertible preferred stock or Series B convertible preferred stock;

•	reclassify, alter or amend any of our existing securities that are pari passu with the Series A-1 Preferred Stock or Series B Preferred Stock;

•	change the authorized number of shares of our capital stock;

•	create or issue debt securities;

•	authorize or effect payment of dividends or distributions on our capital stock;

•	authorize or effect change of control, dissolution or liquidation events;

•	amend or repeal our certificate of incorporation or bylaws;

•	amend, alter or repeal preferences, special rights or other powers of the Series A-1 convertible preferred stock or Series B convertible preferred stock;

•	avoid the observance or performance of the terms of the Series A-1 or Series B certificates of designations; and

•	effect any change in our principal business.

Hudson Bay and/or the Series A-1 convertible preferred stockholders and/or the Series B convertible preferred stockholders may have interests differing from or detrimental to other holders of other classes of our capital stock with respect to these fundamental transactions. Obtaining the consent of these holders may delay or limit our ability to enter into transactions that may be beneficial to the holders of other classes of our capital stock.

A limited public trading market may cause volatility in the price of our common stock.

Our common stock is currently quoted on the OTCQB marketplace. Despite our appeal to the NASDAQ Listing Council as described below, there is no assurance that our stock will again be eligible for trading on the NASDAQ Capital Market or any other national securities exchange in the near future. The quotation of our common stock on the OTCQB marketplace does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is subject to this volatility. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices of our common stock and our stock price may decline substantially in a short time and our stockholders could suffer losses or be unable to liquidate their holdings.

The floating conversion price for our Series B Preferred Stock may lead to significant shareholder dilution and a corresponding drop in the market price of our common stock.

As described above and in the Series B certificate of designations, our Series B Preferred Stock is convertible into our common stock at a “floating” conversion price. Following the Adjustment Date (as defined in the Series B certificate of designations), this conversion price adjusts according to the market price of our common stock. If the market price of our common stock declines, shares of Series B Preferred Stock will be convertible into a greater number of shares of common stock, which could have the effect of diluting the ownership interest of all other holders of our common stock. If the market price of our common stock were to decline significantly, this dilution could be substantial. Furthermore, any such dilution may cause the market price of the common stock to decline further, resulting in additional dilution and a continued potential adverse effect on the common stock price thereafter and could result in an imbalance of supply and demand for our common stock and reduce its price. This series of events could lead to a repetitive cycle, further and successively driving the market price of our common stock downward. The further the market price of our common stock declines, the further the floating conversion price will fall and the greater the number of shares we will have to issue upon conversion. In addition to affecting the market price of our common stock and diluting the value of each share of common stock for existing shareholders, the floating conversion price and the effects that it may have may also make it more difficult for us to raise capital in the future, which could adversely affect our ability to operate or grow our business.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is no longer nationally traded, which could subject our stockholders to significant restrictions and costs.

Because our common stock is no longer eligible for trading on the NASDAQ Capital Market or on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our common stock or qualify for exemptions for our common stock in one of more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

Our management and our independent registered public accounting firm identified certain material weaknesses in our internal controls over financial reporting upon completion of our audit in May of 2014. If we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and our independent registered public accounting firm could conclude that our internal controls over financial reporting are not effective, which could adversely impact investor confidence and our stock price.

In connection with the audit of MabVax Therapeutics’ financial statements as of and for the year ended December 31, 2013, MabVax Therapeutics management and its independent registered public accounting firm identified material weaknesses in its internal control over financial reporting relating to the reporting of non-routine complex transactions and the lack of segregation of duties. These material weaknesses were primarily the result of a limited number of employees in the accounting department at MabVax Therapeutics. In June 2014, MabVax Therapeutics added to its accounting staff both an assistant controller and a person dedicated solely to processing accounts payable. These persons have continued to work in these capacities following the merger. Our management is responsible for maintaining, implementing and testing our internal controls over financial reporting. These efforts to maintain an effective control environment may not be sufficient to remediate any material weaknesses identified by our independent registered accounting firm and may not prevent significant deficiencies from occurring.

A material weakness is a deficiency, or combination of deficiencies, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our employees. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. There are inherent limitations in all control systems and no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected. If management identifies future material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our capital stock could be negatively affected, and our could become subject to criminal and civil investigations by the stock exchange or marketplace on which our securities are then listed, the SEC or other regulatory authorities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, such as our estimates regarding anticipated operating losses, future performance, future revenues and projected expenses; our liquidity and our expectations regarding our needs for and ability to raise additional capital; our ability to manage our expenses effectively and raise the funds needed to continue our business; our ability to retain the services of our current executive officers, directors and principal consultants; our ability to obtain and maintain regulatory approval of our existing products and any future products we may develop; the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs; regulatory and legislative developments in the United States and foreign countries; the timing, costs and other limitations involved in obtaining regulatory approval for any product; the further preclinical or clinical development and commercialization of our product candidates; the potential benefits of our product candidates over other therapies; our ability to enter into any collaboration with respect to product candidates; the performance of our third-party manufacturers; our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing upon the intellectual property rights of others; the successful development of our sales and marketing capabilities; the size and growth of the potential markets for our products and our ability to serve those markets; the rate and degree of market acceptance of any future products; our reliance on key scientific management or personnel; the payment and reimbursement methods used by private or governmental third-party payers; and other factors discussed elsewhere in this prospectus or any document incorporated by reference herein or therein.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The section entitled “Risk Factors,” as well as other sections in this prospectus or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. While we believe these assumptions to be reasonable and sound as of the date of this prospectus, if these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus.

MARKET INFORMATION

Our shares of common stock are currently quoted on the OTCQB marketplace under the symbol “MBVX”. Prior to the commencement of trading on July 11, 2014 our shares of common stock were traded on the NASDAQ Capital Market.

The following table sets forth the high and low bid information for our common stock, as reported by OTC Markets, for the periods listed below and have been adjusted to reflect the Reverse Split. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2014
	High	Low
Fourth Quarter (October 1 to October 13)	$4.65	$6.10
Third Quarter (July 11 to September 30)	$5.00	$10.16

The following table sets forth the high and low closing sales prices of our common stock, as reported by NASDAQ Capital Markets, for the periods indicated below. The prices below have been adjusted to reflect the Reverse Split.

	2014
	High	Low
Second Quarter (April 1 to June 30)	$12.16	$10.00
First Quarter (January 1 to March 31)	$14.08	$9.84

	2013
	High	Low
Fourth Quarter (October 1 to December 31)	$24.40	$10.64
Third Quarter (July 1 to September 30)	$14.00	$9.36
Second Quarter (April 1 to June 30)	$13.04	$8.40
First Quarter (January 1 to March 31)	$17.20	$9.36

	2012
	High	Low
Fourth Quarter (October 1 to December 31	$60.00	$30.00
Third Quarter (July 1 to September 30)	$58.72	$16.00
Second Quarter (April 1 to June 30)	$24.40	$11.52
First Quarter (January 1 to March 31)	$22.48	$8.72

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Holders of Series A-1 Preferred Stock and Series B Preferred Stock are entitled to receive cumulative dividends payable annually at a rate of $0.13 per share in the case of Series A-1 Preferred Stock and $0.16 per share in the case of the Series B Preferred Stock (in each case, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events) before any dividends or distributions may be declared on shares of our common stock. In addition, if, as and when any additional dividends or distributions are declared on shares of our common stock, holders of our Series A-1 Preferred Stock and Series B Preferred Stock will be entitled to such dividends and distributions on an as-converted basis with the holders of our common stock (without regard to any percentage beneficial ownership limitation on conversion of the Series A-1 Preferred Stock or Series B Preferred Stock). The annual accruing dividend on Series A-1 Preferred Stock and Series B Preferred Stock may be paid in cash or through the issuance of equity securities. We do not anticipate paying any such dividends in cash. These dividends payable to the holders of our Series A-1 Preferred Stock and Series B Preferred Stock must be paid prior to the payment of any dividends to the holders of our common stock. When and as declared by our Board of Directors, the holders of shares of our Series C Preferred Stock will be entitled to receive dividends on an as converted basis (without regard to any limitations on conversion) with the holders of our common stock.

SELLING SECURITYHOLDERS

The shares of common stock being offered by the selling securityholders are those issuable to the selling securityholders upon conversion of shares of our Series A-1 Preferred Stock. For additional information regarding the issuance of our common stock, the Series A-1 Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock see “Description of Capital Stock—Private Placement of Series A-1 Preferred Shares and Warrants,” “Description of Capital Stock—Private Placement of Series B Preferred Shares and Warrants,” and “Description of Capital Stock-Issuance of Series C Shares” below. We are registering shares of common stock in order to permit the selling securityholders to offer the shares for resale from time to time. The selling securityholders received their shares of Series A-1 Preferred Stock pursuant to the Merger Agreement.

The table below lists the selling securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling securityholders. The third column lists the percentage of shares of common stock beneficially owned by the selling securityholders, based on their respective ownership of shares of common stock, as of October 6, 2014, assuming conversion of shares of our preferred stock held by each such selling securityholder on that date but taking account of any limitations on conversion set forth therein. The percentage of shares beneficially owned prior to the offering is based on 2,183,032 shares of our common stock outstanding as of October 6, 2014. The number of shares in the column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” represents all of the shares that the selling securityholder may offer under this prospectus and does not take into account any limitations on conversion of preferred stock set forth in the applicable certificate of designations.

This prospectus covers the resale of 1,615,070 shares of common stock consisting of common stock issuable upon the conversion of shares of Series A-1 Preferred Stock, including the shares of common stock issuable as a result of accrued and unpaid dividends on the Series A-1 Preferred Stock through October 6, 2014.

As described in the Series A-1 certificate of designations, a selling securityholder may not convert the Series A-1 Preferred Stock to the extent (but only to the extent) such selling securityholder (together with its affiliates) would beneficially own a number of shares of our common stock which would exceed 4.99% of the total number of shares of our common stock then issued or outstanding immediately following such conversion. The percentages shown in the third and sixth column reflect these limitations. The selling securityholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering		% of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number Shares of Common Stock Owned After Offering		% of Shares of Common Stock Owned After Offering
Hudson Bay IP Opportunities Master Fund LP (1)	1,315,323	(2)	4.99	(3)%	627,550	(4)	687,773	(5)	4.99	(6)%
Hudson Bay Master Fund Ltd. (1)	582,835	(7)	4.99	(3)%	261,479	(8)	321,356	(5)	4.99	(6)%
HS Contrarian Investments, LLC	828,428	(9)	4.99	(10)%	348,639	(11)	479,789	(12)	4.99	(13)%
Empery Asset Master, LTD (14)	102,742	(15)	4.61%		47,006	(16)	55,676	(17)	1.47	(17)%
Empery Tax Efficient, LP (18)	12,313	(19)	*	%	5,230	(20)	7,083	(17)	*	(17)%
Auxol Capital, LLC	75,254	(21)	3.39%		39,222	(22)	36,032	(17)	*	(17)%
Jim J. Antonopoulos	58,522	(23)	2.64%		26,148	(24)	32,374	(17)	*	(17)%
Zygmund Roth	46,798	(25)	2.12%		26,148	(26)	20,650	(17)	*	(17)%
Cavalry Fund I LP	15,028	(27)	*	%	7,844	(28)	7,184	(17)	*	(17)%

Name of Selling Securityholder	Number of Shares of Common Stock Owned Prior to Offering		% of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number Shares of Common Stock Owned After Offering		% of Shares of Common Stock Owned After Offering
JGB Capital L.P. (29)	18,394	(30)	* %	5,230	(31)	13,164	(17)	*	(17)%
Matthew H. Spiro	17,258	(32)	* %	7,844	(33)	9,414	(17)	*	(17)%
White Trout Lake LLC	15,477	(34)	* %	6,973	(35)	8,504	(17)	*	(17)%
Waqas Khatri	23,255	(36)	1.06%	10,459	(37)	12,796	(17)	*	(17)%
Ramnarain Jaigobind	34,517	(38)	1.57%	15,689	(39)	18,828	(17)	*	(17)%
Michael Herman	11,506	(40)	* %	5,230	(41)	6,276	(17)	*	(17)%
Four Kids Investment Fund, LLC	68,929	(42)	3.06%	68,929	(43)	0	(17)	*	(17)%
Melechdavid, Inc.	92,358	(44)	4.13%	54,803	(45)	37,555	(17)	*	(17)%
Sandor Capital Master Fund	38,261	(46)	1.75%	16,862	(47)	21,399	(17)	*	(17)%
ATG Capital, LLC	5,621	(48)	* %	5,621	(49)	0	(17)	*	(17)%
Jonathan Honig	28,104	(50)	1.27%	28,104	(51)	0	(17)	*	(17)%

*	Less than 1%
(1)	Hudson Bay Capital Management LP, the investment manager of each of Hudson Bay IP Opportunities Master Fund L.P. and Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay IP Opportunities Master Fund L.P., Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.
(2)	The number of shares shown in this column reflects 1,315,323 shares of common stock beneficially owned, including 58,245 shares of common stock issued to Hudson Bay IP Opportunities Master Fund L.P. upon the exercise of Merger Warrants, 6,243 shares of common stock issuable upon the conversion of the Series B Preferred Stock issued to Hudson Bay IP Opportunities Master Fund L.P. in the Series B Private Placement, 3,025 shares of common stock issuable upon exercise of the Series B Warrants issued to Hudson Bay IP Opportunities Master Fund L.P. in the Series B Private Placement, 104,989 shares of common stock issuable upon the conversion of the Series C Preferred Stock issued to Hudson Bay IP Opportunities Master Fund L.P. in the Exchange Agreement, 627,550 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Hudson Bay IP Opportunities Master Fund L.P. in the merger and 515,271 shares of common stock issuable upon the exercise of the Merger Warrants issued to Hudson Bay IP Opportunities Master Fund L.P. in the merger but does not reflect the 4.99% beneficial ownership conversion or exercise limitations as set forth in the Series A-1 certificate of designations, Series B certificate of designations, Series C certificate of designations, Merger Warrants, and Series B Warrants.
(3)	The percentage in this column reflects the 4.99% beneficial ownership conversion and exercise limitations as set for in the Series A-1 certificate of designations, Series B certificate of designations, Series C certificate of designations, Merger Warrants, and Series B Warrants.
(4)	This registration statement registers the resale by Hudson Bay IP Opportunities Master Fund L.P. of 627,550 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Hudson Bay IP Opportunities Master Fund L.P. in the merger, without regard for any limitations on conversion applicable to the Series A-1 Preferred Stock.
(5)	The number of shares shown in this column assumes that all of the shares of common stock to be sold pursuant to this Prospectus are sold in this offering but that this holder has retained ownership of all other MabVax Holdings securities but does not reflect the 4.99% beneficial ownership conversion or exercise limitations as set for in the Series A-1 certificate of designations, Series B certificate of designations, Series C certificate of designations, Merger Warrants, and Series B Warrants.
(6)

The percentage in this column reflects the 4.99% beneficial ownership conversion and exercise limitations as set for in the Series A-1 certificate of designations, Series B certificate of designations, Series C certificate of designations, Merger Warrants, and Series B Warrants and assumes that all of the shares of common stock to be sold pursuant to this Prospectus are sold in this offering but that this holder has retained ownership of all other MabVax Holdings securities.
(7)	The number of shares shown in this column reflects 582,835 shares of common stock beneficially owned, including 24,255 shares of common stock issued to Hudson Bay Master Fund Ltd. upon the exercise of Merger Warrants, 43,724 shares of common stock issuable upon the conversion of the Series C Preferred Stock issued to Hudson Bay Master Fund Ltd. in the Exchange Agreement, 12,601 shares of common stock issuable upon exercise of the Series B Warrants issued to Hudson Bay Master Fund Ltd. in the Series B Private Placement, 261,479 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Hudson Bay Master Fund Ltd. in the merger, 26,014 shares of common stock issuable upon the conversion of the Series B Preferred Stock issued to Hudson Bay Master Fund Ltd. in the Series B Private Placement and 214,762 shares of common stock issuable upon the exercise of the Merger Warrants issued to Hudson Bay Master Fund Ltd. in the merger but does not reflect the 4.99% beneficial ownership conversion or exercise limitations as set for in the Series A-1 certificate of designations, Series B certificate of designations, Series C certificate of Designations, Merger Warrants, and Series B Warrants.
(8)	This registration statement registers the resale by Hudson Bay Master Fund Ltd. of 261,479 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Hudson Bay Master Fund Ltd. in the merger, without regard for any limitations on conversion applicable to the Series A-1 Preferred Stock.
(9)	The number of shares shown in this column reflects 828,428 shares of common stock beneficially owned, including 90,322 shares of common stock issued to HS Contrarian Investments, LLC upon the exercise of Merger Warrants, 12,339 shares of common stock issued to HS Contrarian Investments, LLC in the merger, 348,639 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to HS Contrarian Investments, LLC in the merger, 377,128 share of common stock issuable upon exercise of the Merger Warrants but does not reflect the 4.99% beneficial ownership conversion or exercise limitations as set for in the Series A-1 certificate of designations and the Merger Warrants.
(10)	The percentage in this column reflects the 4.99% beneficial ownership conversion and exercise limitations as set for in the Series A-1 certificate of designations and the Merger Warrants.
(11)	This registration statement registers the resale by HS Contrarian Investments, LLC of 348,639 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to HS Contrarian Investments, LLC in the merger, without regard for any limitations on conversion applicable to the Series A-1 Preferred Stock.
(12)	The number of shares shown in this column assumes that all of the shares of common stock to be sold pursuant to this Prospectus are sold in this offering but that this holder has retained ownership of all other MabVax Holdings securities but does not reflect the 4.99% beneficial ownership conversion or exercise limitations as set for in the Series A-1 certificate of designations and the Merger Warrants.
(13)	The percentage in this column reflects the 4.99% beneficial ownership conversion and exercise limitations as set for in the Series A-1 certificate of designations and the Merger Warrants and assumes that all of the shares of common stock to be sold pursuant to this Prospectus are sold in this offering but that this holder has retained ownership of all other MabVax Holdings securities.
(14)	Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.
(15)	The number of shares shown in this column reflects 102,742 shares of common stock beneficially owned, including 18,506 shares of common stock issued to Empery Asset Master, LTD in the merger, 47,066 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Empery Asset Master, LTD in the merger and 37,170 shares of common stock issued to Empery Asset Master, LTD upon the exercise of Merger Warrants.

(16)	This registration statement registers the resale by Empery Asset Master, LTD of 47,006 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Empery Asset Master, LTD in the merger.
(17)	The number of shares shown in this column assumes that all of the shares of common stock to be sold pursuant to this Prospectus are sold in this offering but that this holder has retained ownership of all other MabVax Holdings securities.
(18)	Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.
(19)	The number of shares shown in this column reflects 12,313 shares of common stock beneficially owned, including 2,953 shares of common stock issued to Empery Tax Efficient, LP in the merger, 5,230 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Empery Tax Efficient, LP in the merger, 4,130 shares of common stock issued to Empery Tax Efficient, LP upon the exercise of Merger Warrants.
(20)	This registration statement registers the resale by Empery Tax Efficient, LP of 5,230 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Empery Tax Efficient, LP in the merger, without regard for any limitations on conversion applicable to the Series A-1 Preferred Stock.
(21)	The number of shares shown in this column reflects 75,254 shares of common stock beneficially owned, including 33,253 shares of common stock issued to Auxol Capital, LLC upon the exercise of Merger Warrants, 2,779 shares of common stock issued to Auxol Capital, LLC in the merger and 39,222 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Auxol Capital, LLC in the merger.
(22)	This registration statement registers the resale by Auxol Capital, LLC of 39,222 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Auxol Capital, LLC in the merger.
(23)	The number of shares shown in this column reflects 58,522 shares of common stock beneficially owned, including 21,258 shares of common stock issued to Jim J. Antonopoulos upon the exercise of Merger Warrants, 11,116 shares of common stock issuable upon the exercise of stock options issued to Jim J. Antonopoulos in the merger and 26,148 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Jim J. Antonopoulos in the merger.
(24)	This registration statement registers the resale by Jim J. Antonopoulos of 26,148 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Jim J. Antonopoulos in the merger.
(25)	The number of shares shown in this column reflects 46,798 shares of common stock beneficially owned, including 20,650 shares of common stock issued to Zygmund Roth upon the exercise of Merger Warrants and 26,148 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Zygmund Roth in the merger.
(26)	This registration statement registers the resale by Zygmund Roth of 26,148 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Zygmund Roth in the merger.
(27)	The number of shares shown in this column reflects 15,028 shares of common stock beneficially owned, including 3,965 shares of common stock issued to Cavalry Fund I LP upon the exercise of Merger Warrants, 3,219 shares of common stock issued to Cavalry Fund I LP in the merger and 7,844 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Cavalry Fund I LP in the merger.
(28)	This registration statement registers the resale by Cavalry Fund I LP of 7,844 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Cavalry Fund I LP in the merger.
(29)	JGB Capital Management L.P., which is controlled by Brett Cohen, has voting and dispositive power over the shares in its capacity as general partner of JGB Capital L.P.
(30)

The number of shares shown in this column reflects 18,394 shares of common stock beneficially owned, including 3,219 shares of common stock issued to JGB Capital L.P. in the merger, 5,230 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to JGB Capital L.P. in the merger and 9,945 shares of common stock issuable upon the exercise of the Merger Warrants issued to JGB Capital L.P. in the merger.
(31)	This registration statement registers the resale by JGB Capital L.P. of 5,230 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to JGB Capital L.P. in the merger.
(32)	The number of shares shown in this column reflects 17,258 shares of common stock beneficially owned, including 6,195 shares of common stock issued to Matthew H. Spiro upon the exercise of Merger Warrants, 3,219 shares of common stock issued to Matthew H. Spiro in the merger and 7,844 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Matthew H. Spiro in the merger.
(33)	This registration statement registers the resale by Matthew H. Spiro of 7,844 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Matthew H. Spiro in the merger.
(34)	The number of shares shown in this column reflects 15,477 shares of common stock beneficially owned, including 8,504 shares of common stock issued to White Trout Lake LLC upon the exercise of Merger Warrants and 6,973 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to White Trout Lake LLC in the merger.
(35)	This registration statement registers the resale by White Trout Lake LLC of 6,973 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to White Trout Lake LLC in the merger.
(36)	The number of shares shown in this column reflects 23,255 shares of common stock beneficially owned, including 8,504 shares of common stock issued to Waqas Khatri upon the exercise of Merger Warrants, 4,292 shares of common stock issued to Waqas Khatri in the merger and 10,459 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Waqas Khatri in the merger.
(37)	This registration statement registers the resale by Waqas Khatri of 10,459 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Waqas Khatri in the merger.
(38)	The number of shares shown in this column reflects 34,517 shares of common stock beneficially owned, including 6,438 shares of common stock issued to Ramnarain Jaigobind in the merger, 15,689 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Ramnarain Jaigobind in the merger and 12,390 shares of common stock issued to Ramnarain Jaigobind upon the exercise of Merger Warrants.
(39)	This registration statement registers the resale by Ramnarain Jaigobind of 15,689 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Ramnarain Jaigobind in the merger.
(40)	The number of shares shown in this column reflects 11,506 shares of common stock beneficially owned, including 2,146 shares of common stock issued to Michael Herman in the merger, 5,230 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Michael Herman in the merger and 4,130 shares of common stock issued to Michael Herman upon the exercise of Merger Warrants.
(41)	This registration statement registers the resale by Michael Herman of 5,230 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Michael Herman in the merger.
(42)	The number of shares shown in this column reflects 68,929 shares of common stock beneficially owned, including 68,929 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Four Kids Investment Fund, LLC in the merger.
(43)	This registration statement registers the resale by Four Kids Investment Fund, LLC of 68,928 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Four Kids Investment Fund, LLC in the merger.
(44)	The number of shares shown in this column reflects 92,358 shares of common stock beneficially owned, including 37,555 shares of common stock issued to Melechdavid, Inc. in the merger and 54,803 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Melechdavid, Inc. in the merger.
(45)	This registration statement registers the resale by Melechdavid, Inc. of 54,803 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Melechdavid, Inc. in the merger.
(46)	The number of shares shown in this column reflects 38,261 shares of common stock beneficially owned, including 21,399 shares of common stock issued to Sandor Capital Master Fund in the merger and 16,862 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Sandor Capital Master Fund in the merger.

(47)	This registration statement registers the resale by Sandor Capital Master Fund of 16,862 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Sandor Capital Master Fund in the merger.
(48)	The number of shares shown in this column reflects 5,621 shares of common stock beneficially owned, including 5,621 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to ATG Capital, LLC in the merger.
(49)	This registration statement registers the resale by ATG Capital, LLC of 5,621 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to ATG Capital, LLC in the merger.
(50)	The number of shares shown in this column reflects 28,104 shares of common stock beneficially owned, including 28,104 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock issued to Jonathan Honig in the merger.
(51)	This registration statement registers the resale by Jonathan Honig of 28,104 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock issued to Jonathan Honig in the merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes appearing elsewhere in this prospectus. This Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” on page 20 for additional factors relating to such statements, and see “Risk Factors” beginning on page 7 for a discussion of certain risk factors applicable to our business, financial condition, and results of operations. Operating results are not necessarily indicative of results that may occur in future periods. Management and our independent registered public accounting firm identified certain material weaknesses in internal controls over financial reporting. If we are unable to remediate these material weaknesses and maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and our independent registered public accounting firm could conclude that our internal controls over financial reporting are not effective, which could adversely impact investor confidence and our stock price. See “Risk Factors” on page 7.

Overview

We have been engaged in the discovery, development and commercialization of proprietary human monoclonal antibody products and vaccines for the diagnosis and treatment of a variety of cancers. We have discovered a pipeline of human monoclonal antibody products based on the protective immune responses generated by patients who have been immunized against targeted cancers. Therapeutic vaccines under development were discovered at MSKCC and are exclusively licensed to MabVax Therapeutics. We operate in only one business segment.

We have incurred net losses since inception, and we expect to incur substantial losses for the foreseeable future as we continue our research and development activities. To date, we have funded operations primarily through government grants, the sale of preferred stock, equity securities, non-equity payments from collaborators and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners, complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

During the six months ended June 30, 2014, our loss from operations and our net loss was $3,099,610. Net cash used in operations for the six months ended June 30, 2014 was $2,514,095 and cash and cash equivalents at June 30, 2014 were $1,127,654. As of June 30, 2014, we had accumulated deficit of $19,380,837.

We are subject to risks common to biopharmaceutical companies, including the need for capital, risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, potential competition and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will ever generate revenues or achieve and sustain profitability in the future or obtain the necessary working capital for our operations.

Pre-Merger Private Financings

From February 13, 2014 through July 7, 2014, MabVax Therapeutics completed a series of financing transactions totaling approximately $7.3 million net of approximately $300,000 in issuance costs, of which $3.3 million was received in the six months ended June 30, 2014, through the sale of MabVax Therapeutics preferred stock, common stock and the exercise of warrants.

Merger Agreement

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Tacoma Corp. was merged with and into MabVax Therapeutics on July 8, 2014, with MabVax Therapeutics surviving the merger as a wholly-owned subsidiary of MabVax Holdings. The merger was intended to qualify as a tax-free reorganization for U.S. Federal income tax purposes.

On July 7, 2014, our stockholders approved the merger, and the merger closed and became effective on July 8, 2014. All shares of MabVax Therapeutics Series A convertible preferred stock and MabVax Therapeutics Series B convertible preferred stock were automatically converted into shares of MabVax Therapeutics common stock immediately prior to the merger. Upon the effective date of the merger (a) all outstanding shares of MabVax Therapeutics common stock were converted into and exchanged for shares of our common stock at an exchange rate calculated in accordance with the methodology set forth in the Merger Agreement, which resulted in the issuance of 2.223284 shares of our common stock for every share of MabVax Therapeutics common stock, (b) all outstanding shares of MabVax Therapeutics Series C-1 convertible preferred stock were converted into and exchanged for shares of Series A-1 Preferred Stock at a rate of two shares of MabVax Therapeutics Series C-1 convertible preferred stock per each share of Series A-1 Preferred Stock, (c) each outstanding MabVax Therapeutics option and warrant to purchase MabVax Therapeutics common stock became options and warrants to purchase our common stock (and the number of such shares and exercise price was adjusted as calculated in accordance with the methodology set forth in the Merger Agreement), and (d) each outstanding MabVax Therapeutics warrant to purchase MabVax Therapeutics preferred stock was cancelled for no consideration.

As a result of the consummation and upon the closing of the merger, the former stockholders, option holders and warrant holders of MabVax Therapeutics were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise or cashless basis under the terms of the convertible securities), approximately 85% of the outstanding shares of our common stock on a fully diluted basis and our stockholders, option holders and warrant holders immediately prior to the merger owned approximately 15% of the outstanding shares of our common stock on a fully diluted basis (such percentages calculated based on the methodology set forth in the Merger Agreement). As a result of the merger, a change of control of MabVax Holdings occurred.

For accounting purposes, the merger is treated as a “reverse acquisition” and MabVax Therapeutics is considered the accounting acquirer. As a result, the historical financial statements of MabVax Therapeutics constitute the historical financial statements of the merged companies. The transaction is considered a business combination as MabVax Holdings is considered an operating entity. For accounting purposes, MabVax Therapeutics is treated as the continuing reporting entity.

The issuance of shares of our common stock and preferred stock in the merger were approved by our stockholders in the meeting held on July 7, 2014. The amendments to our amended and restated certificate of incorporation related to an increase in the authorized number of shares of our common and preferred stock and a potential reverse stock split to meet the initial NASDAQ listing standards required as a result of the merger and other transactions contemplated by the Merger Agreement were not approved at such meeting.

As noted above, on September 8, 2014, we filed an amended and restated certificate of incorporation to increase the authorized number of shares of our common stock to a new total of 150,000,000 shares, increase the number of shares of our preferred stock to a new total of 15,000,000 shares, and change our name of “Telik, Inc.” to “MabVax Therapeutics Holdings, Inc.” The amendment and restatement of our certificate of incorporation effectuating the name change and the above authorized share increases were approved by our stockholders at a special stockholder meeting on September 8, 2014 and by our Board of Directors at a meeting on September 8, 2014.

On September 8, 2014, following the filing of our amended and restated certificate, we filed a certificate of amendment to our amended and restated certificate of incorporation to effect the Reverse Split. The Reverse Split was approved by our stockholders and by the Board of Directors at the meetings held on September 8, 2014.

We expect shares of our common stock to trade on the OTCQB marketplace under the stock symbol MBVX unless and until such time as MabVax Holdings meets all of the listing requirements for the NASDAQ.

Clinical Product Development

Our therapeutic vaccines were developed at MSKCC and are exclusively licensed to MabVax Therapeutics pursuant to agreements entered into by and between MabVax Therapeutics and MSKCC in 2008. These vaccines are administered in the adjuvant setting and have shown in clinical studies to elicit a protective antibody response. The antibodies are intended to seek out circulating tumor cells and micrometastases to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development. A vaccine to address the orphan disease neuroblastoma has completed an initial Phase I trial at MSKCC yielding encouraging results. The neuroblastoma vaccine product is expected be ready for a Phase II trial by early 2015. MSKCC and MabVax Therapeutics have completed additional Phase I vaccine clinical trials in melanoma, ovarian cancer, and small cell lung cancer over the last three years.

Preclinical Drug Product Development

As described under the heading “Lead Antibody 5B1 Progress” in the Prospectus Summary, our lead antibody candidate, 5B1, is being developed for the treatment of pancreatic cancer. We are also developing the 5B1 antibody conjugated to a radiolabel as a novel PET imaging agent to assist in the diagnosis of pancreatic cancer. The advanced preclinical study results of our work in tumor imaging using our 5B1, antibody conjugated to a radiolabel were published in the Journal of Nuclear Medicine. We subsequently applied for and received a contract from the National Institutes of Health, or the NIH, for the development of the 5B1 based PET imaging agent.

We also discovered and are developing multiple fully-human antibodies to the antigen GD2 as described under the heading “1B7 and 31F9 Antibody Program” in the Business section of this Registration Statement.

Nasdaq Listing Compliance

As disclosed in our Current Report on Form 8-K filed with the SEC on November 14, 2013, we received a notice letter from The Nasdaq Stock Market, LLC, or NASDAQ, indicating that based on our stockholders’ equity of $2,441,000 disclosed in our Form 10-Q for the period ended September 30, 2013, we did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing on the Nasdaq Capital Market set forth in Listing Rule 5550(b)(1). We also failed to meet the stockholders’ equity requirement set forth in 5550(b)(1) prior to the merger.

On July 9, 2014, we received a notice from the NASDAQ Hearings Panel, or the Panel, informing us of the Panel’s decision to delist our common shares from the NASDAQ Capital Market effective as of the open of business on Friday, July 11, 2014. We were before the Panel for the failure to maintain the minimum $2.5 million shareholders’ equity requirement as required by NASDAQ Listing Rule 5550(b)(1).

We then submitted an application to OTC Marketplace LLC, or OTC Markets, to list shares of our common stock on the OTCQB marketplace while we pursue an appeals process with NASDAQ. Shares of our common stock began trading on the OTCQB marketplace on Friday, July 11, 2014 under the trading symbol TELKD.

In connection with the merger, we filed an Initial Listing Application for the post-merger combined entity pursuant to NASDAQ Listing Rule 5110(a), and, as disclosed in our Proxy Statement filed with the SEC on June 3, 2014, as supplemented and amended. We also solicited the approval of the holders of a majority of our issued and outstanding stock for certain amendments to our charter documents to, among other things, effect a 5-1 reverse stock split of our issued and outstanding stock, or the Reverse Stock Split, in order to meet the minimum mid-price of $4.00 a share, which is also an Initial Listing Standard as part of the merged company, as discussed below.

As disclosed in our Current Report on Form 8-K filed with the SEC on July 9, 2014, we failed to obtain stockholder approval for the Reverse Stock Split. We met the minimum stockholders’ equity requirement set forth in 5550(b)(1) immediately following the merger. However, partially as a result of our failure to obtain approval for the Reverse Stock Split, the bid price of our common stock traded on the NASDAQ Capital Market on July 9, 2014 failed to meet the NASDAQ Initial Listing Standards required for NASDAQ’s approval of our Initial Listing Application.

On July 9, 2014, we appealed the Panel’s decision to the NASDAQ Listing and Hearing Review Council, or the Council, requesting an expedited review of the Panel’s delisting decision requesting an opportunity to demonstrate our compliance with the NASDAQ Initial Listing Standards within the next 30 days. There is no assurance that the Council will grant our appeal. Commencing on the open of business on Friday, July 11, 2014, our shares began trading on the OTCQB marketplace under the trading symbol “TELK”.

As described in our Proxy Statement filed with the SEC on July 25, 2014, we scheduled a stockholders meeting for August 20, 2014 (later adjourned to September 8, 2014) soliciting stockholder approval for, among other items, authorization for our Board of Directors to effectuate a reverse split in the ratio of 5:1 to 15:1, such ratio to be determined by our Board of Directors and an amendment to our amended and restated certificate of incorporation to change our name to MabVax Therapeutics Holdings, Inc. and to increase the authorized number of our common shares to a new total of 150,000,000 and our authorized number of preferred shares to a new total of 15,000,000. As further disclosed in our Current Report on Form 8-K filed on September 9, 2014, we received the requisite approval for all of the proposals and amended our amended and restated certificate of incorporation to effect the above share increases and to effectuate the Reverse Split. Commencing on October 10, 2014, our shares began trading under the new symbol “MBVX.”

Results of Operations

We are providing the following information about our revenues, expenses, and cash and liquidity.

Comparison of the Three and Six Month Periods Ended June 30, 2014 and 2013

Revenues:

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
	2014	2013		2014	2013
Revenues	$62,439	$18,980	229%	$157,340	$231,138	-32%

For the three months ended June 30, 2014, MabVax Therapeutics recognized revenues of $62,439, as compared to $18,980 for the same period in the prior year. This increase was primarily due to contract payments made under the NIH Imaging Contract which began in September 20, 2013. Revenues for 2013 represent government grant revenues for reimbursements in direct labor, supplies and third party costs in connection with the last reimbursement under a Phase 2 NIH grant to support the sarcoma vaccine trial as well as the initial contract payments under the NIH imaging contract.

For the six months ended June 30, 2014, MabVax Therapeutics recognized revenues of $157,340, as compared to $231,138 for the same period in the prior year. Revenues in 2014 represent revenues associated with an NIH imaging contract, whereas revenues in the same period a year ago represent government grant revenues for the reimbursements in direct labor, supplies and third party costs in connection with the Phase 2 portion of an NIH grant supporting the sarcoma vaccine trial.

Research and development expenses:

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
	2014	2013		2014	2013
Research and development	$936,278	$680,688	38%	$1,330,516	$1,304,909	2%

For the three months ended June 30, 2014, MabVax Therapeutics incurred research and development expenses of $936,278, as compared to $680,688 for the same period a year ago. The increase in research and development expenses was due primarily to the costs associated with the initiation of GMP manufacturing at Gallus BioPharmaceuticals of our lead antibody development candidate 5B1.

For the six months ended June 30, 2014, MabVax Therapeutics incurred research and development expenses of $1,330,516, as compared to $1,304,909 for the same period a year ago. Expenses for the first six months in 2014 were primarily for initiating GMP manufacturing development of our lead antibody candidate 5B1 at Gallus BioPharmaceuticals and increased staffing to support in-house management of patient monitoring for the sarcoma clinical trial. Expenses in the same period a year ago were primarily for direct labor, supplies and third party costs in connection with the sarcoma vaccine trial as well as the initial contract expenses under its imaging contract with NIH.

General and administrative expenses:

	Three Months Ended June 30,		% Increase/ (Decrease)	Six Months Ended June 30,		% Increase/ (Decrease)
	2014	2013		2014	2013
General and administrative	$1,252,849	$425,547	194%	$1,926,170	$748,450	157%

For the three months ended June 30, 2014, MabVax Therapeutics incurred general and administrative expenses of $1,252,849, as compared to $425,547 for the same period a year ago. The increase in general and administrative expenses was primarily due to an increase in professional fees related to accounting and legal work necessary for preparing MabVax Therapeutics to complete the merger in 2014, and for additional headcount primarily in the finance and accounting areas for the same reason.

For the six months ended June 30, 2014, MabVax Therapeutics incurred general and administrative expenses of $1,926,170, as compared to $748,450 for the same period a year ago. The increase in general and administrative expenses was primarily due to an increase in professional fees of approximately $157,000 related to accounting fees and $362,000 related to legal fees necessary for preparing MabVax Therapeutics to complete the merger in 2014, and $174,000 related to additional headcount primarily in the finance and accounting areas for the same reason.

Comparison of Years Ended December 31, 2013 and 2012

Revenues: MabVax Therapeutics recognized grant revenues of $366,368 for the year December 31, 2013, and $1,357,073 for the year ended December 31, 2012. The decrease of $990,705 was primarily due to a decrease in grant draws for expenses incurred for the Small Business Innovation Research Program grant to support a Phase 2 clinical trial for a vaccine intended to prevent the recurrence of sarcoma, or the NCI Sarcoma Vaccine Grant. Reduced expenses reflect a wind down of the clinical trial, lower investigator site costs, and other third party costs in connection with the clinical trial.

Research and development expenses: MabVax Therapeutics incurred research and development expenses of $2,967,278 for the year ended December 31, 2013 and $3,195,662 for the year ended December 31, 2012. The decrease of $228,384 in research and development expenses was accounted for primarily by a $326,484 decrease in research and development consortium contract expenses, partially offset by an increase of $107,684 in non-cash stock compensation expense.

General and administrative expenses: MabVax Therapeutics incurred general and administrative expenses of $1,442,483 for the year ended December 31, 2013, and $1,160,750 for the year ended December 31, 2012. The $281,733 increase was primarily due to an $82,066 increase in general and administrative payroll expense, a $17,134 increase in health, product liability, umbrella and worker’s compensation insurance, and an $118,226 increase in non-cash stock compensation expense for the year ended December 31, 2013, as compared to December 31, 2012.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to our operating costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our critical accounting policies include:

Revenue recognition. Revenue from grants are based upon internal and subcontractor costs incurred that are specifically covered by the grant, including a facilities and administrative rate that provides funding for overhead expenses. NIH grants are recognized when MabVax Therapeutics incurs internal expenses that are specifically related to each grant, in clinical trials at the clinical trial sites, by subcontractors who manage the clinical trials, and provided the grant has been approved for payment. U.S. grant awards are based upon internal research and development costs incurred that are specifically covered by the grant, and revenues are recognized when MabVax Therapeutics incurs internal expenses that are related to the approved grant.

We record revenue associated with the NIH grants as the related costs and expenses are incurred. Any amounts received by MabVax Therapeutics pursuant to the NIH grants prior to satisfying our revenue recognition criteria are recorded as deferred revenue.

Clinical trial expenses. We accrue clinical trial expenses based on work performed. In determining the amount to accrue, we rely on estimates of total costs incurred based on the enrollment of subjects, the completion of trials and other events. We follow this method because we believe reasonably dependable estimates of the costs applicable to various stages of a clinical trial can be made. However, the actual costs and timing of clinical trials are highly uncertain, subject to risks, and may change depending on a number of factors. Differences between the actual clinical trial costs and the estimated clinical trial costs that we have accrued in any prior period are recognized in the subsequent period in which the actual costs become known. Historically, these differences have not been material; however, material differences could occur in the future.

Stock-based compensation

Our stock-based compensation programs include grants of stock options to employees, consultants, non-employee directors and non-employees. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

We account for equity instruments, including stock options, issued to employees and non-employees in accordance with authoritative guidance for equity based payments. Stock options issued are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Income taxes. Significant judgment is required by management to determine our provision for income taxes, our deferred tax assets and liabilities, and the valuation allowance to record against our net deferred tax assets, which are based on complex and evolving tax regulations throughout the world. Our tax calculation is impacted by tax rates in the jurisdictions in which we are subject to tax and the relative amount of income earned in each jurisdiction. Our deferred tax assets and liabilities are determined using the enacted tax rates expected to be in effect for the years in which those tax assets are expected to be realized.

The effect of an uncertain income tax position is recognized at the largest amount that is “more-likely-than-not” to be sustained under audit by the taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The realization of our deferred tax assets is dependent upon our ability to generate sufficient future taxable income. We establish a valuation allowance when it is more-likely-than-not that the future realization of all or some of the deferred tax assets will not be achieved. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis, and includes a review of all available evidence, both positive and negative. As of December 31, 2013, MabVax Therapeutics concluded that it was more-likely-than-not that its deferred tax assets and stock-based compensation would not be realized.

Liquidity and Capital Resources

To date, we have financed our operations principally through net proceeds received from private equity and preferred stock financings, and grants through the National Institutes of Health, Small Business Innovative Research programs. We have experienced negative cash flow from operations each year since its inception. As of June 30, 2014, we had an accumulated deficit of $19,308,837. We expect to continue to incur increased expenses, resulting in losses, over at least the next several years due to, among other factors, our continuing and planned clinical trials and anticipated research and development activities. We had cash of $1,127,654 as of June 30, 2014 and, after our recent financing and merger on July 8, 2014, had approximately $7,216,000 in cash.

	June 30, 2014	December 31, 2013
	(In Thousands except ratios)
Cash and cash equivalents	$1,128	$354
Working capital (deficit)	$0	$(876)
Current ratio	1 : 1	.3 : 1

	Six Months Ended June 30,
	2014	2013	2012
	(In Thousands except ratios)
Cash (used in) / provided by:
Operating activities	$(2,514)	$(1,601)		$(796)
Investing activities	$(14)	$0		$(5)
Financing activities	$3,301	$1,375	$	*

*Less	than $500

Sources and Uses of Net Cash for the Six Month Period Ended June 30, 2014

Net cash used in operating activities was $2,514,095 for the six-month period ended June 30, 2014, compared to $1,600,822 in the comparable period in 2013. The net cash used in both periods was primarily attributable to the net losses, adjusted to exclude certain non-cash items, primarily stock based compensation. Net cash used in operating activities for the six months ended June 30, 2014 was also impacted by a $682,803 increase in accounts payable related primarily to clinical trial costs and a $497,309 decrease in accrued clinical operations and site costs as our Phase 2 sarcoma vaccine clinical trial has moved more into patient monitoring than treatment.

The net cash used in investing activities for the six-month period ended June 30, 2014, amounted to $13,502 compared to none in the comparable period in 2013.

Net cash provided by financing activities was $3,300,997 for the six-month period ended June 30, 2014, compared to $1,374,905 in the comparable period in 2013. Net cash provided by financing activities for the first six-month period ended June 30, 2014 was primarily attributable to $2,973,655 in net proceeds from the sale of Series C-1 convertible preferred stock and warrants in a private placement in February 2014, with the balance being received from the sale of common stock in late June 2014. Net cash provided by financing activities for the six-month period ended June 30, 2013 was attributable to $1,374,905 received from the sale of redeemable convertible Series B preferred stock, net of issuance costs.

Sources and Uses of Net Cash for the Six Month Period Ended June 30, 2013

Net cash used in operating activities was $1,600,822 for the six-month period ended June 30, 2013, compared to $796,330 in the comparable period in 2013. The net cash used in both periods was primarily attributable to the net losses, adjusted to exclude certain non-cash items, primarily stock based compensation. Net cash used in operating activities for the six months ended June 30, 2013 was also impacted by a $682,803 increase in accounts payable related primarily to clinical trial costs for our Phase 2 sarcoma vaccine clinical trial while patient enrollments and treatment regimens were underway, compared with a $256,116 increase in accounts payable for the same period a year ago.

The net cash used in investing activities for the six-month period ended June 30, 2013, amounted to none, compared to $5,105 in the comparable period in 2013.

Net cash provided by financing activities was $1,374,905 for the six-month period ended June 30, 2013, compared to less than $500 in the comparable period in 2013. Net cash provided by financing activities for the six-month period ended June 30, 2013 was attributable to $1,374,905 received from the sale of redeemable convertible Series B preferred stock, net of issuance costs.

Sources and Uses of Net Cash for the Fiscal Year Ended December 31, 2013

Net cash used in MabVax Therapeutics operating activities was $2,851,218 in the year ended December 31, 2013 compared to $2,310,411 in the comparable period in 2012. The net cash used in both periods was primarily attributable to the net losses, adjusted to exclude certain non-cash items, primarily stock based compensation. Net cash used in operating activities in the year 2013 was also impacted by a decrease in prepaid expenses for clinical operations primarily for expenses related to MabVax Therapeutics’ Phase 2 sarcoma vaccine clinical trial.

The net cash used in investing activities in the year ended December 31, 2013 amounted to $8,718 compared to $4,647 in the comparable period in 2012.

Net cash provided by financing activities was $2,792,993 for the year ended December 31, 2013 compared to $2,599,019 in the comparable period in 2012. Net cash provided by financing activities for the year ended December 31, 2013 was primarily attributable to net proceeds from the sale of preferred stock and warrants in private placements from February to December 2013. Net cash provided by financing activities in the year ended December 31, 2012 was attributable to $1,348,550 received from the sale of redeemable MabVax Therapeutics Series B Convertible Preferred Stock, net of issuance costs, and issuance of $1,250,000 convertible debt.

We have accumulated a large deficit since inception that has primarily resulted from the significant research and development expenditures we have made in seeking to advance our product candidates into or through clinical trials. We expect to incur additional losses for the foreseeable future as a result of a manufacturing contract related to our lead antibody development candidate, advancing our therapeutic cancer vaccines in clinical trials, and preclinical testing of our other product opportunities to identify potential follow-on product development candidates as well as advancing our discovery research and programs.

We will need substantial cash to achieve our objectives of discovering, developing and commercializing drugs, and this process typically takes many years and potentially tens of millions of dollars to advance our drug candidates to proof of concept for potential licensing to a major pharmaceutical company. We may not have adequate available cash, or assets that could be readily turned into cash, to meet these objectives in the long term. We will need to obtain significant funds from its existing collaborations, under new collaborative licensing or other commercial agreements for 5B1 or one or more of our drug candidates and programs or patent portfolios, or from other potential sources of liquidity, which may include the public and private financial markets.

Future Contractual Obligations

We currently have rental payment obligations under non-cancelable operating lease at 11588 Sorrento Valley Road that expires on July 31, 2015. Future lease obligations for the next nine months amount to $110,168. Our master lease and sublease of our facility located at 3165 Porter Drive in Palo Alto, California were terminated on February 28, 2013 and we entered into a termination agreement with ARE-San Francisco No. 24, or ARE, on February 19, 2013 to voluntarily surrender its premises. As a result of the termination agreement, we were relieved of further obligations under the master lease and further rights to rental income under the sublease and paid a termination fee of approximately $700,000. In addition to the termination fee, if we receive $15 million or more in additional financing in the aggregate an additional termination fee of $591,000 will be due to ARE, but will otherwise be forgiven.

In connection with the merger, we signed separation agreements in May 2014 with nine MabVax Holdings employees and agreed to pay severances and health benefits upon closing of the merger subject to certain provisions in the agreement. The total in severance and benefits costs to be paid out subsequent to the merger is approximately $748,000.

Going Concern

The accompanying financial statements have been prepared on the going concern basis, which assumes that we will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, MabVax Therapeutics has a net loss of $3,099,610, net cash used in operations of $2,514,095 and net cash used in investing activities of $13,502, for the six-month period ended June 30, 2014. As of June 30, 2014, MabVax Therapeutics also had an accumulated deficit of $19,380,837.

In February 2014, MabVax Therapeutics received $3.1 million in connection with the sale of Series C-1 convertible preferred stock, and approximately $325,400, net of issuance costs of $24,600 from June 27 to June 30, 2014, followed by an additional $3.8 million from July 3 to July 7, 2014, net of issuance costs. Further, MabVax Therapeutics received a $1.5 million contract from the National Cancer Institute for a phase 2 development of a diagnostic antibody with a radio label for detecting pancreatic cancer.

We anticipate that we will continue to incur substantial net losses into the foreseeable future as we continue: (i) to monitor patients in clinical trials that have already completed their treatment regimens, (ii) to manufacture our lead antibody candidate 5B1 in sufficient quantities for use in a Phase 1 clinical trial planned to be initiated in the fourth quarter 2015, and (iii) to conduct preclinical development activities, without any additional staffing. We have obtained grant funding of $1.5 million to substantially offset the spending for our newest program to develop a diagnostic tool to detect pancreatic and colon cancers. Based on management’s assumptions for continuing to develop its existing pipeline of products without additional funding, we expect we will continue using cash to fund operations at our historical average of the last two quarters, or approximately $1.25 million a quarter. At the current spending rate, we anticipate that we will have sufficient funds to meet our obligations through July 2015.

We plan to continue to fund our losses from operations and capital funding needs through equity or debt financings, strategic collaborations, licensing arrangements, asset sales, government grants or other arrangements. However, we cannot be sure that such additional funds will be available on reasonable terms, or at all. If we are unable to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. Any of these actions could materially harm our business, results of operations, and future prospects.

If we raise additional funds by issuing equity securities, substantial dilution to our existing stockholders would result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate its business.

Recent Accounting Pronouncements

We have historically reported as a development stage company. In the period ended June 30, 2014, we elected to early adopt FASB Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.” The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities may choose from two adoption methods, with certain practical expedients. We are currently reviewing this standard to assess the impact on our future financial statements and evaluating the available adoption methods.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation–Stock Compensation” (Topic 718): “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU No. 2014-12 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, although early adoption is permitted. We are currently reviewing this standard to assess the impact on our future financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We do not hold any derivative financial instruments, commodity-based instruments or other long term debt obligations.

Interest Rate Sensitivity

Our cash and cash equivalents of $1,127,654 at June 30, 2014 consisted of cash and money market funds, all of which will be used for working capital purposes. We do not enter into investments for trading or speculative purposes. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates in the United States. Because of the short-term nature of our cash and cash equivalents, we do not believe that we have any material exposure to changes in their fair values as a result of changes in interest rates. The continuation of historically low interest rates in the United States will limit our earnings on investments held in U.S. dollars.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing innovative vaccine and monoclonal (produced from a single DNA sequence encoded into multiple cells that all produce the same single antibody) antibody-based therapeutics for the diagnosis and treatment of cancer. We generate our pipeline of antibody-based product candidates from patients who have been vaccinated with propriety vaccines licensed from MSKCC. Our approach of surveying the protective immune response from many patients to identify the ideal monoclonal antibody candidate against a specific target on the surface of a cancer cell is a novel next-generation human antibody technology platform. We believe our approach to antibody discovery identifies the antibody candidates with superior performance characteristics while minimizing many of the toxicity and off target binding drawbacks (phenomenon occurring when antibodies bind to non-cancer cells) of other discovery technologies. Our lead antibody candidates have been recovered from patients who had substantially better treatment outcomes than almost all other patients in clinical trials conducted by us and our partners.

Our therapeutic vaccines were developed at MSKCC and are exclusively licensed to us pursuant to agreements entered into in 2008. These vaccines are administered in the adjuvant (period following conventional treatment consisting of watchful waiting) setting and have shown in clinical studies to elicit a protective antibody response. The antibodies are intended to seek out circulating tumor cells and micrometastases (small clusters of cancer cells) to kill them before they can cause cancer recurrence. Our lead cancer vaccines targeting recurrent sarcoma (soft tissue cancer) and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials have received substantial federal grant monies to support their development. A vaccine to address the orphan disease neuroblastoma (cancer starting in the adrenal gland of children which may spread to nervous tissue and bone marrow) has completed an initial Phase I trial at MSKCC yielding encouraging results. This vaccine product candidate is expected be ready for a Phase II trial in 2015. We and MSKCC have completed additional Phase I vaccine clinical trials in melanoma, ovarian cancer, and small cell lung cancer over the last three years.

Market Opportunity and Competition

Antibodies as targeted therapeutic treatments for cancer have become a significant market accounting for more than $20 billion in revenue according to Global Data’s commercial database Pharma eTrack. Eight of the leading twenty therapeutic products for the treatment of cancer are antibodies according to Global Data’s commercial database Pharma eTrack. There are more than 150 monoclonal antibodies in development for cancer alone according to Global Data’s commercial database Pharma eTrack. The focus on the development of new monoclonal antibody based drugs is expected to continue for multiple reasons. Targeted therapies can attack cancer cells while minimizing damage to normal cells in the patient. Antibodies are complex molecules and are difficult and expensive to duplicate with biosimilars and therefore have a potentially longer commercial life. Currently monoclonal antibodies receive very favorable reimbursement levels from federal, state, and private insurance providers. This favorable treatment is expected to continue.

We have focused our initial antibody development efforts on matching the early antibody discoveries against diseases for which there remains a significant unmet medical need. Our lead antibody candidate targets an antigen over expressed on metastatic pancreatic, colon, breast, and small cell lung cancers. Patients who develop metastatic disease with these cancers have a significantly poorer prognosis. In the case of pancreatic and small cell lung cancer we believe that there are no treatments currently available that focus on metastatic disease. We are developing this lead antibody as a stand-alone therapeutic agent and combining it with a radiolabel for use as a PET imaging agent. According to the National Cancer Institute’s SEER database, there are approximately 100,000 patients annually who develop metastatic disease from these cancers who could potentially benefit from this antibody if it is successfully developed. This product has completed its preclinical development and GMP manufacturing has been initiated to produce Phase I clinical material by mid-2015. We expect to conduct a Phase I in the second half of 2015.

We have initiated development efforts on a second antibody that targets an antigen over expressed on the surface of sarcoma, melanoma, and neuroblastoma. The use of a targeted antibody therapy in neuroblastoma in a study sponsored by the National Cancer Institute and published in the New England Journal of Medicine has demonstrated that antibodies targeting this antigen can be effective. We are focused on developing an antibody-based drug for the treatment of sarcoma. While there are newer agents being developed to treat sarcoma, it is a difficult to treat cancer with unacceptably high recurrence rates. We believe that there are approximately 30,000 patients who could potentially benefit from this antibody if it is successfully developed. This product is in preclinical development and is expected to move to GMP manufacturing in late 2016.

Recent Developments

In the past year, full enrollment has been achieved in both the sarcoma and ovarian cancer vaccine Phase II clinical trials. We expect to analyze the endpoint of progression free survival, or PFS, that occurs at roughly the midpoint of the trials. Both clinical programs are following patients to the OS endpoint that is expected to be reached in 2016. Our discussions with the FDA at the time we developed the protocols for our vaccine trials indicated that the OS endpoint was the primary evaluation criteria for their evaluation of the efficacy and safety of the vaccines. The results of the Phase I trial with our neuroblastoma vaccine were published recently in Clinical Cancer Research. The study report describes an encouraging study result with a small cohort of difficult to treat patients who have repeatedly relapsed. We are in discussions with certain non-profit organizations for potential grants to fund a modified Phase I trial to test the addition of an immunostimulatory agent to the treatment regimen.

As noted in our Management’s Discussion and Analysis of Financial Results, our lead antibody candidate, 5B1, is being developed for the treatment of pancreatic cancer.

Product Candidates

5B1 Antibody Program

Of the many tumor restricted monoclonal antibodies resulting from immunization of mice with human cancer cells, the majority have been directed against carbohydrate antigens (structures consistently expressed and are targets for therapeutic intervention) expressed at the cell surface. The carbohydrate antigen sialyl Lewisa (sLea) is the antigen recognized by monoclonal antibody CA19.9 and it is widely expressed on tumors of the gastrointestinal tract. These tumor types are generally classified as epithelial tumors (a broad classification of tumor types) and include pancreatic, colon, stomach, ovarian, breast, and small cell lung cancers. A CA19.9 serum test is the only FDA validated marker for pancreatic cancer and is a commercial test that is readily available and used frequently to aid in the diagnosis of pancreatic cancer. Circulating epithelial cancer cells over-express sLea (abbreviation for the antigen sialyl Lewis A) and as a ligand (binding partner) for E selectin (a structure in the inner lining of blood vessels) this antigen facilitates tumor—tissue interactions that are key events for tumor metastasis. Patient outcomes appear to be worse in patients with metastatic tumors expressing higher levels of sLea according to articles published by T. Ben-David and colleagues in Immunology Letters in 2008 and YI Kawamura in Cancer Research in 2005. Because these tumor types express very high numbers of the sLea antigen on their cell surface, it makes the antigen an attractive target for therapeutic intervention.

We have created a series of fully human monoclonal antibodies against sLea. One antibody in particular, 5B1, has demonstrated exceptionally high affinity and specificity for sLea, and has very good efficacy in multiple tumor xenograft models (human cancer cells engrafted into mice) in studies conducted by MSKCC. 5B1 is a fully human full-length monoclonal antibody we discovered by capturing a portion of the immune response from seven stage IV breast cancer patients who were being vaccinated in a Phase I trial in 2008 at MSKCC with one of our licensed vaccines. Six of the original seven patients who participated in the trial are alive today and the patient from whom we recovered the 5B1 antibody is disease free five years post vaccination.

We have conducted tissue microarray work (normal and cancer tissue samples placed on slides treated with the antibody to determine if an antibody binds to such tissue samples) with commercially available tissue samples of both normal and cancer tissues. The results of this work indicated that the 5B1 antibody bound to multiple types of epithelial tumors, including pancreatic, colon, bladder, ovarian, breast, and small cell lung cancer tissues. The antibody did not bind to normal tissues except for the exocrine cells at the ductal border of secretory cells (primarily cells in the gastrointestinal tract that face into the digestive system and not inward to the body) in epithelial tissues; those sites are less accessible to the immune system. Both characteristics combined with the significant cytotoxicity demonstrated in in vitro testing led us to move to xenographic animal model testing. 5B1 has demonstrated in our pre-clinical studies good anti-tumor activity in a variety of animal models with multiple tumor types. Specifically, we have obtained positive results from animal models examining human pancreatic, colon, and small cell lung cancers.

We have entered into a manufacturing agreement with Gallus BioPharmaceuticals to manufacture clinical supplies of the antibody, and plan to enter a Phase I clinical trial in 2015 to determine the safety and pharmacokinetics (assessment of the distribution and metabolism of a drug) of the 5B1antibody in patients of different cancer types. We expect that the clinical trial will help us determine if the antibody demonstrates anti-tumor activity over a range of doses tested. We expect the results of the earliest of our Phase I studies to be available at the end of 2016.

5B1 Imaging Program

Circulating biomarkers (substances released by certain cells that can be measured to assess if a patient has or is likely to have a particular type of cancer) such as CA19.9 are important clinical tools for early detection and diagnosis as well as monitoring of therapeutic progress, and detection of tumor recurrence in oncology. However, false positive readings due to biomarker production from benign disorders in unrelated host tissues are a significant problem. We believe that probing the site(s) of biomarker secretion with an imaging tool could be a broadly useful strategy to enhance the fidelity of diagnosis and staging of cancers such as pancreatic ductal adenocarcinoma, or PDAC, a notoriously occult (difficult to diagnose and treat) cancer. Moreover, such a tool could guide patient stratification for directed therapeutic intervention, surgical planning and aide in the evaluation of tumor response to chemotherapy and radiation therapy. To address this opportunity clinically, together with Dr. Jason Lewis’ radiochemistry laboratory at MSKCC, we developed 89Zr-5B1, a fully human, antibody-based radiotracer (combined antibody and radiolabel) targeting tumor-associated CA19.9. In preclinical studies, 89Zr-5B1 localized to tumors in multiple models representing diseases with both undetectable and clinical relevant circulating CA19.9 serum levels. Among these, 89Zr-5B1 detected tumor in an orthotopic model (xenograph model where human cancer cells are surgically implanted in the organ of the mouse) of PDAC, an elusive cancer for which the serum assay (actual test for a biomarker) is measured in a human, but with limited specificity in part because of the frequency of CA19.9 secretion from benign hepatic pathologies (certain non-cancer conditions such as inflammation causing the production of the target biomarkers resulting in a false reading). Of further note, in preliminary experiments 89Zr-5B1 showed better tumor specificity (targeting only a specific type of cancer cell) compared to the commonly used 2-deoxy-2-(18F)-fluoro-D-glucose, or FDG, imaging agent, which relies on increased tumor metabolism relative to nonmalignant cells, and is known to lack sensitivity and specificity in pancreas cancers and other slow growing cancers.

To facilitate the development of the 5B1based antibody conjugated to a radiolabel as a novel PET imaging agent for pancreatic cancer, we applied for and received a development contract from NIH pursuant to which NIH may provide up to $1.75 million in non-dilutive funding for this project. We anticipate that we will be able to reach the clinic in 2015 with this novel product.

5B1 Antibody Drug Conjugate

We observed in our clinical studies that certain types of cancer cells internalized the 5B1 antibody. These were primarily pancreatic cancer tumor types. We believe that this characteristic of the 5B1 antibody could be highly useful in constructing an antibody-drug conjugate. The development of antibody-drug conjugates is an area of intense competitive development with few companies capable of producing viable linker and toxin technologies that can be coupled with an antibody which, in this case, serves as the targeting mechanism. According to an analysis conducted utilizing the online database Global Data, over the last few years more than 21 technology access licensing deals worth more than $6 billion have been completed by biopharmaceutical companies to gain access to these technologies. We were able to identify and form an early collaboration with Heidelberg Pharm who has developed its own proprietary linker and toxin technology. For the collaboration, we were able to supply the 5B1 antibody and Heidelberg has conducted both in vitro and in vivo experiments demonstrating the significant potential utility of this combination. We are hoping to expand this collaboration and continue a joint development program to bring this new product to the clinic.

Follow-on Antibody Products From Our Discovery Library

1B7 and 31F9 Antibody Program

We have discovered multiple fully-human antibodies to the antigen GD2, which is significantly over expressed on sarcoma, melanoma, and neuroblastoma. These are three related cancers classified as neuroectodermal cancers (sarcoma, melanoma, neuroblastoma). We discovered these antibodies by examining the immune response from more than 60 patients who participated in our sarcoma vaccine trial over the last three years. According to an article published in the New England Journal of Medicine by Yu and colleagues in 2010, antibodies against GD2 have already been validated as effective therapeutic agents in a well-controlled Phase III clinical trial that produced statistically significant improvement in time to progression of disease in children suffering from neuroblastoma. Each of the two potential development candidates have specificity and affinity for the GD2 target and demonstrate significant ability to kill cancer cells that express GD2. Each antibody has a unique set of characteristics and, as part of the preclinical evaluation program, researchers at MSKCC will provide further in vitro and in vivo testing in multiple models of disease to help us decide which candidate to move forward toward clinical testing. We are currently targeting sarcoma as the primary indication for which we plan to develop an anti-GD2 antibody product.

Antibody Discovery

We have discovered and recombinantly expressed more than 100 fully human antibodies to eleven separate targets over expressed on multiple types of cancer. The antigenic targets are incorporated in various combinations making up the eight vaccines that were licensed from MSKCC and have been in at least Phase I clinical trials. To date, six separate vaccines have entered early stage clinical programs and we have received antibody discovery material from all patients who participated in five of the trials. Exclusive access to these patient samples is covered under separate licenses with MSKCC. We have discovered multiple antibodies to important cancer targets such as MUC1, GD3, GM2, Fucosyl-GM1, Globo-H, Tn, sTn, and TF. As we continue to raise additional capital and add capacity, it is our intention to begin moving these early product development candidates forward toward clinical evaluation.

Current Approach to Treatment

According to an article in the Journal of Advanced Practitioner in Oncology, or Advanced Practitioner, by Daniel and colleagues in 2011, for the more than 80% of patients diagnosed with pancreatic cancer who will not be candidates for resection and a large number (80%) of patients who were able to have resection but will develop metastases within 2 to 3 years, the gemcitabine has been established as the standard of care because of its documented advantage in OS and more favorable side-effect profile. In patients who are not resectable (able to remove through surgery), combination therapy with a gemcitabine-based systemic regimen followed by consolidation with chemoradiation has produced some favorable median survival durations.

Newer Therapeutic Agents

According to Daniel’s article in the Advanced Practitioner, in spite of aggressive treatment, patients with unresectable pancreateic cancer have a median survival of 10 to 14 months and an estimated 1 in 4 patients who undergo pancreatic resection do not recover sufficiently from surgery to allow administration of systemic chemotherapy. Newer targeted agents have been studied in combination with gemcitabine but did not correlate with improved OS. However, according to Daniel, the combination of gemcitabine and erlotinib did improve overall survival from 5.91 months to 6.24 months and 1-year survival improved to 23% vs 17%. These results were not duplicated using multi-targeted kinase inhibitors. There are several ongoing trials combining additional chemotherapeutic agents with gemcitabine and early results show improvements in PFS and OS but come at a significant cost of increased adverse events. Nab-paclitaxel combined with gemcitabine has produced positive results in an early Phase II trial.

We believe there is a significant unmet medical need for newer agents that can treat metastatic disease. Pancreatic cancer is an area of intense research with much of the late stage clinical development efforts targeted toward advanced and metastatic disease. According to the online database BCIQ from BioCentury, to date there are 92 products in all three stages of clinical development from a total of 86 companies and there are 14 products in Phase 3 or pivotal trials at this time.

Potential Market Opportunity for the Full Length Therapeutic Antibody 5B1

There is a critical unmet medical need for new and better treatment for metastatic pancreatic and colon cancer. According to the National Cancer Institutes SEER database, the five-year survival rate for patients with metastatic pancreatic cancer is just 1.8%. There are 43,000 new pancreatic cancer patients per year and more than half of them present at initial diagnosis with metastatic disease. According to the SEER database, the five-year survival rate for patients with metastatic colon cancer is only slightly better at 12%. According to the SEER database, while most of the 141,000 new patients can be treated successfully initially, almost half of all colon cancer patients will develop metastatic disease. Thus, adding the number of metastatic disease patients for these two cancers alone represent 96,000 new metastatic cancer patients per year. Using the cost of current antibody therapies as a baseline, the market potential for an annual patient population of 96,000 is in excess of $1 billion per year.

Pancreatic Cancer Imaging and Diagnosis

We believe that the radiolabeled 5B1 antibody represents the only human derived agent in development specifically aimed at improving imaging in pancreatic cancer. Since the antigen targeted by the 5B1 antibody is significantly and preferentially over expressed on metastatic pancreatic cancer, this development effort represents a potentially important step forward in the diagnosis, staging, and assessment of the majority of pancreatic cancer patients. We believe that the market opportunity for a 5B1antibody-based radiopharmaceutical is significant in multiple ways. The ability of physicians to accurately diagnose, stage, and assess treatment outcomes in pancreatic cancer would be very important. Accurate determinations on the extent of disease and resectability are essential to improve outcomes in this cancer. Potentially almost all patients diagnosed with pancreatic cancer could benefit from 89Zr-hu5B1 scan. Accordingly, improvements in the sensitivity and specificity of one of the primary diagnostic tools could have a significant impact on clinical outcome.

Currently, according to Daniel’s article in the Advanced Practitioner, all screening methods for pancreatic cancer have limitations. The symptoms associated with the disease are often vague and attributed to other more benign etiologies. Diagnosing pancreatic cancer is often challenging, as the presenting symptoms of pancreatic, hepatobiliary (portion of the liver, pancreas, and biliary tract), and upper gastrointestinal cancers are similar. Screening for pancreatic cancer, according to Daniel, is difficult primarily because there are no tumor markers that can be screened at an early stage of disease. Therefore, according to Daniel, the majority of pancreatic cancers are diagnosed at a late stage of disease hampering efforts to provide curative therapy. Pancreatic cancer is typically diagnosed by a combination of history and physical examination, coupled with CT, ultrasound, and PET imaging. In patients deemed to be at high risk for metastasis or for whom the staging is indeterminate, the diagnosis is confirmed by fine needle aspiration or laparoscopy along with FDG-PET. Accurate staging, particularly identification of distant metastases, is of paramount importance in order to properly select patients who are the most likely to benefit from surgery. Differential diagnosis between pancreatic cancer and pancreatitis (non-cancerous inflammation of the liver) is a common problem with imaging modalities.

Recent Developments in ImmunoPET Imaging

2-deoxy-2-(18F)-fluoro-D-glucose, or FDG, combined with PET imaging alone, or FDG-PET, combined with CT scanning, or FDG-PET/CT, is commonly used to augment the diagnosis and staging of pancreatic cancer. According to an article in The American Journal of Surgery by Lan and colleagues in 2012, FDG-PET is the principal imaging agent available today for enhanced PET imaging for pancreatic cancer. FDG is a radiolabeled form of glucose and because cancer cells normally have elevated metabolic rates, highly active cells will incorporate this glucose marker and as a result can potentially help pinpoint pancreatic cancer and potential metastases.

To date, there have been 17 studies examining the accuracy of FDG-PET and the conclusions are mixed. While studies are heterogeneous (not of a similar type; not uniform), the utility of FDG-PET was reasonably established for the primary diagnosis purposes only, utility of FDG-PET/CT for determining recurrence and staging was not confirmed. Additional studies have evaluated the diagnostic thinking impact of FDG-PET with regards to patient management and diagnostic work-up of pancreatic cancer. Findings from FDG-PET lead to changes in the pre-treatment staging as well as the decisions regarding treatment management because of changes in resectability status. The majority of findings demonstrated previously unsuspected metastases and resulted in cancellation of previously planned surgical resection. Roughly half the time the newly identified metastases had not been detected by initial CT scans.

The cost-effectiveness of adding FDG-PET to the routine diagnostic procedures to determining staging and eligibility for surgery among patients with presumed resectable pancreatic cancer has been examined in a limited number of studies. Cost savings were identified primarily by identifying patients who were initially staged for surgery and later deemed ineligible because of detected metastases.

Although FDG is used extensively and successfully in many cancers, because of the targeting characteristics of this compound as a marker of glucose metabolism, the sensitivity and specificity of FDG are not optimal in all cancer types. The shortfalls of imaging with FDG, such as inadequate differentiations between post-therapy inflammation and tumor, poor imaging in slow-growing tumors, and high uptake in normal cells such as brain and gut, have been improved with the development of newer other PET tracers.

FDG-PET Reimbursement

The Department of Health and Human Services has completed a Technology Assessment for FDG-PET in pancreatic cancer. The Centers for Medicare and Medicaid Services, or the Center, utilized the Technology Assessment and has issued a National Coverage Determination for FDG for oncologic conditions. The Center has elected to cover the expense of using FDG-PET for the diagnosis and staging of pancreatic cancer. However, the Technology Assessment found insufficient support for fully covering FDG-PET for restaging and monitoring response to treatment. Private insurance carriers follow the Center’s recommendation and cover FDG-PET for diagnosis and staging.

Potential Market Opportunity

To our knowledge, the radiolabeled 5B1 antibody represents one of the only agents in development specifically aimed at improving imaging in pancreatic cancer. Since the antigen targeted by the 5B1 antibody is significantly and preferentially over expressed on metastatic pancreatic cancer, this development effort represents a potentially important step forward in the diagnosis, staging, and assessment of the majority of pancreatic cancer patients. Using an imaging agent that is specific for a pancreatic cancer antigen would be greatly preferable to an indirect marker that can produce false positive results in high metabolic rate tissues (tissues where there is an elevated metabolism of sugar due to a variety of causes including cancer) or a false negative in slow growing cancers. We believe that the market opportunity for a 5B1 antibody-based radiopharmaceutical is significant in multiple ways. First the ability of physicians to accurately diagnose, stage, and assess treatment outcomes in pancreatic cancer would be very important. Accurate determinations on extent of disease and resectability are essential to improving outcomes in this cancer. We believe improvements in the sensitivity and specificity of one of the primary diagnostic tools would be useful and that potentially almost all patients diagnosed with pancreatic cancer could benefit from a 89Zr-hu5B1 antibody scan. Using existing utilization and reimbursement rates for the current standard of care product, FDG-PET, annual revenues for a 5B1 antibody-based radiopharmaceutical could exceed $100 million per year. Since the regulatory pathway is significantly less expensive and time consuming than a therapeutic agent, we believe that this companion diagnostic product opportunity will complement the full-length therapeutic antibody and antibody-drug conjugate products.

This project is also important to us because of the potential enablement of the full-length therapeutic antibody. The 89Zr-hu5B1 antibody will be essential in the clinical development of the 5B1 antibody. It would help improve our understanding of the antibody’s in vivo behavior including the interaction with its critical disease target, mechanism of action, distribution, and potential toxicities. Just as important, we believe the 5B1antibody-based radiopharmaceutical would enable physicians to identify patients with the greatest chance of benefiting from treatment with the antibody and that the 5B1Db-based radiopharmaceutical would enable accurate diagnosis, staging, and assessment of treatment outcome of a new antibody treatment for advanced pancreatic cancer.

License Agreement with MSKCC

We have licensed from MSKCC the exclusive world-wide developmental and commercial rights to all antibodies we discover using lymphocytes (immune system cells from with antibodies are secreted) from vaccinated clinical trial participants enrolled in any of the clinical trials involving the vaccines licensed to us. MSKCC has issued patents or has patents pending on all underlying vaccines. This patent portfolio includes 35 issued patents in the US and rest of world along with 7 patent applications. We own all monoclonal antibodies produced by the antibody discovery program and these antibodies are generally patented once their potential therapeutic utility has been sufficiently demonstrated in animal models. A provisional patent application for the anti-sLea antibodies described in this application has been filed.

We are unique in that only a very small number of oncology focused companies are vaccinating patients with carbohydrate-based vaccines intended to elicit an antibody response and, to the best of our knowledge, we are the only company deriving antibodies from the lymphocytes of vaccinated patients. Since these carbohydrates are very difficult to make immunogenic and the carbohydrates cannot be easily manufactured, it is very difficult if not impossible to find a source for human antibodies to these antigens beyond that utilized by us.

Vaccine Program

We have licensed exclusive rights from MSKCC to exploit key aspects of the work of Dr. Livingston (who is also a member of our board of directors) and colleagues, who over the last 30 years have developed a series of monovalent (targeting a single tumor cell surface antigen) cancer vaccines against cancers of neuroectodermal and epithelial (breast, ovarian colon, pancreatic) origin as well as small cell lung cancer, or SCLC. These target molecules on malignant cells, known as carbohydrate antigens, are the most extensively expressed antigenic targets on the cell surface of these types of cancers and play a key role in tumor progression and metastasis. We expect to benefit from the years of work and significant expense already invested in the development and testing of the vaccines incorporating these antigens. Researchers at MSKCC have progressively developed highly immunogenic monovalent vaccines to each of the 11 validated target antigens that comprise the licensed vaccines. These monovalent vaccines or the combination of the monovalent forms into polyvalent vaccines (targeting multiple antigens) have been tested and refined not only in animal models but also in multiple clinical trials establishing immunogenicity, tolerability, and therapeutic utility. Our license agreement with MSKCC calls for MSKCC to complete all preclinical and Phase I clinical trial work at MSKCC’s expense at which point the Investigational New Drug Application, or IND, would be transferred to us for continued development.

Our lead cancer vaccines targeting recurrent sarcoma and ovarian cancer are currently in proof of concept Phase II multi-center clinical trials. Both trials are fully enrolled, and have received substantial federal grant monies to support their development. A vaccine to address the orphan disease neuroblastoma has completed an initial Phase I trial at MSKCC yielding encouraging results. We expect the vaccine product to be ready for a Phase II trial by early 2015. MSKCC and MabVax Holdings have completed additional Phase I vaccine clinical trials in melanoma, ovarian cancer, and small cell lung cancer over the last three years.

Our Vaccines Intend to Address Recurrent Cancer, An Unmet Medical Need

Despite undergoing potentially curative surgical resection or combination therapy, a significant number of patients with cancer will have their cancer recur. Patients with recurrent cancer have a significantly lower survival rate and incur much higher medical costs compared to those whose disease does not recur. Multiple clinical studies have demonstrated that additional courses of chemotherapy or radiation in the adjuvant setting do not or only minimally improve outcomes for these patient groups. Thus, in the majority of cases, the current standard of care following treatment of metastatic disease and the achievement of disease-free status is watchful waiting. With recurrence rates of 95% in stage IV sarcoma and 70% in stage III and IV ovarian cancer respectively, there is an unmet medical need for new treatments for recurrent disease.

Medical Solution and Rationale

According to an article in Human Vaccines by Livingston and colleagues published in 2006, the adjuvant setting is the ideal time for immune intervention and in particular for administration of monoclonal antibodies or cancer vaccines aimed at instructing the immune system to identify and kill the few remaining circulating cancer cells. We believe that passively administered or vaccine induced antibodies against selected cell surface antigens are ideally suited for eradication of free tumor cells and micrometastases. This is the role of antibodies against most infectious diseases, which has been accomplished against cancer cells in a variety of pre-clinical models and recent clinical trials. We also believe that if antibodies of sufficient titer can be administered or induced against tumor antigens to eliminate tumor cells from the blood and lymphatic systems and to eradicate micrometastases, this could dramatically change the approach to treating the cancer patient. If successful, establishment of new metastasis would no longer be possible, so aggressive local therapies including surgery or radiation therapy, and intralesional (injection of cancer treatment directly into a tumor) treatments, combined with our immunotherapeutic agents could result in long term control of metastatic cancers.

Vaccine Purpose Determines Vaccine Design

According to Livingston’s article in Human Vaccines, the majority of carbohydrate antigens are recognized exclusively by B-lymphocytes and antibodies and the optimal approach for augmenting antibody responses against defined antigens involves conjugation of the antigens to a highly immunogenic carrier protein. This is the approach currently used in a variety of vaccines against bacterial pathogens and is the approach we believe to be optimal for cancer associated carbohydrate antigens (antigens/targets made of carbohydrates; also known as sugar structures) as well.

We have explored a variety of methods for augmenting the antibody response to defined antigens including vaccine production with autologous (derived from a subject’s own cells) or allogeneic (derived from another subject’s cells) tumor cell lines or lysates, the use of multiple different immunological adjuvants, chemical modification of antigens to render them more immunogenic, conjugation to different immunological carrier proteins and adherence of antigens to a variety of vehicles including liposomes (artificial structures that can carry active agents into the body), polystyrene beads (small synthetic beads), BCG and Salmonella. The conclusions from these studies are that the use of an immunogenic carrier protein plus a potent immunological adjuvant is the optimal approach. The studies established that the optimal carrier protein was KLH, while the optimal adjuvants were saponins (class of adjuvants) such as QS-21 or OPT-821obtained from the bark of Quillaia saponaria (type of tree indigenous to South America). Both conjugation to KLH and use of a saponin (substance derived from Quillaia saponaria) adjuvant are required for an optimal response. The role of the carrier protein in these conjugate vaccines was induction of a potent T-cell response against KLH, resulting in a cascade of cytokines (immune system cells essential to immune response) which then provide help for the antibody response against both KLH and more weakly immunogenic molecules attached to KLH. The primary role of the saponin adjuvants appeared to be augmentation of the immune response against KLH.

Previous Human Clinical Experience

There are an increasing number of clinical trials showing that passively administered monoclonal antibodies, or mAbs, against cell surface antigens such as HER2/neu, EGF receptor, VEGF, CD20, CD33 and CD52 have demonstrated clinical efficacy against human cancers and leukemias. Specifically, according to an article in Clinical Breast Cancer by Jahanzeb there is evidence from a series of recently described clinical trials with Trastuzumab (Herceptin®, against HER2/neu) used in breast cancer patients in the adjuvant setting confirming a striking recurrence free and overall survival advantage. This is a more dramatic response than seen with the same mAb used in the more advanced disease setting. Finally, naturally acquired or vaccine induced antibodies against cancer cell surface antigens such as GM2 and sTn have correlated with improved prognosis in several different clinical settings. Murine (mouse origin) monoclonal antibodies 3F8 against GD2 and R24 against GD3 have each induced clinical responses in a significant proportion of melanoma patients in the advanced disease setting. 3F8 and R24 are murine monoclonal antibodies and so can only be administered briefly before human anti-mouse antibodies, or HAMA, induction leads to decreased clinical availability.

There has been a significant amount of clinical work in the development of the monovalent and polyvalent versions of these cancer vaccines that stretches over two decades. In the Investigator’s Brochure portion of the INDs submitted to FDA on behalf of the sarcoma and ovarian cancer vaccine trials, we list the 30 Phase I clinical trials testing immunogenicity and tolerability of each of the monovalent vaccines to date. Refinements in antigen configuration, selection of carrier molecules, selection of adjuvant, vaccination schedules, and dose ranging have all lead to the optimal configuration of the current vaccines. According to Livingston’s article in Human Vaccines, the current monovalent vaccines all induce an immune response of IgM and IgG antibodies capable of killing targeted cancer cells.

Concern for Autoimmune Disease

Antigens on cancer cells are generally either autoantigens or slightly modified autoantigens (antigens or targets that do not trigger an immune response) so autoimmunity is a concern with any cancer vaccine. This concern is either as a consequence of cross reactivity of the specific immune response generated against cancer antigens (also present on normal organs) or as a consequence of immune modulation resulting from the immunological adjuvant or other components of the vaccine that may generate non-specific immune modulation. These concerns are largely mitigated, however, by the extensive experience and low toxicity profile consistently observed with the individual components of this vaccine in the clinic either alone or paired up with other components of this vaccine.

The Basis for Polyvalent Immunotherapy

There are at least three reasons for the expectation that carbohydrate vaccines against cancer should contain multiple antigens (be polyvalent). First, heterogeneity is an essential feature of malignancy with patient-to-

patient tumor variability and even cell-to-cell heterogeneity in the same tumor is the norm. Second, heterogeneity also characterizes the immune responsiveness of immunized hosts as a consequence of a variety of known and unknown factors including previous immunologic experience and genetic background. The final basis for polyvalent vaccines is a consequence of the previous two reasons. Anti-tumor effector mechanisms are proportional to the amount of antibody bound to the cell surface, which will in turn be proportional to the number of different antigens in the vaccine.

Addressing the issue of tumor heterogeneity will also inform our decisions regarding which antibody candidates to develop. We expect that our current work aimed at improving the quality and control of manufacturing monoclonal antibodies will eventually allow us to explore the development of “cocktails” of mAbs which in turn would allow us to continue to improve the utility of antibodies against various cancers.

Patents

We have licensed the exclusive commercial rights to 20 issued United States patents and 41 issued patents in other geographic areas covering the monovalent vaccines that make up the polyvalent vaccine products. The major claims of these patents cover composition of the vaccine, methods of treatment, chemical modification of antigens, and synthesis. We own or have rights to an additional 2 patent applications in the United States and 6 in other geographic areas currently pending covering the polyvalent vaccine products for SCLC, ovarian cancer, and breast cancer.

Sarcoma Vaccine

Background

Sarcomas are rare neoplasms (tumor that has caused a lump) that arise from the mesenchymal (connective tissue such as bone or cartilage) tissues of the body. According to the NCI’s website, in the United States, there are approximately 13,000 cases diagnosed each year, representing less than 1% of all new cancers. Of these sarcomas, roughly 80% originate from soft tissue, with the remainder originating from bone. Prognosis remains poor, with more than 5,000 patients in the US dying of disease each year. The overall prevalence of sarcoma patients in the US is thought to be approximately 100,000.

As in other malignancies, disease recurrence and metastasis are common in sarcoma. Metastases may involve any organ of the body, but, according to the NCI’s website approximately 20% of adult patients with extremity sarcomas will have isolated lung metastasis at some point during their disease course, with some amenable to complete surgical resection. Additional patients will have solitary or oligometastatic (cancer that has spread to multiple locations throughout the body) disease affecting other sites of the body that will be amenable to complete resection. Favorable prognostic indicators in recurrent sarcoma include a long disease-free interval from the time of primary resection, the number and location of metastatic lesions, and a long tumor doubling time.

Osteosarcomas (bone based sarcomas), rhabdomyosarcomas (sarcomas arising from muscle tissue), and other non-rhabdomyosarcomas such as Ewing sarcoma (tumor arising in bone or soft tissue and primarily occurring in teenagers and young adults) are high-risk sarcomas that occur most commonly in teens and young adults. According to the NCI’s website, approximately 30% of patients will present with metastases or recur following initial therapy for metastatic disease. These recurrences are generally treated with a combination of chemotherapy, surgery, and/or radiotherapy, with more than 90% of these patients achieving a complete response to therapy according to the NCI’s website.

Despite undergoing potentially curative surgical resection or combination therapy, according to an article by DA Potter and colleagues published in the Journal of Clinical Oncology in 1985, the majority of recurrent sarcoma patients die as a result of further recurrences. The overwhelming majority of pediatric patients ultimately succumb to their disease following the development of recurrent, chemoresistant disease, and their prognosis remains unacceptably poor despite aggressive multimodality treatment. The addition of chemotherapy to surgical resection has not been shown to improve outcome in adult sarcomas. Thus, in the majority of cases, the current standard of care following treatment of metastatic disease and the achievement of disease-free status is expectant management.

Sarcoma Vaccine Clinical Program

We initiated a randomized, multicenter, double-blind Phase II clinical trial in July of 2010. A total of 136 patients were enrolled. Patients who entered the study had stage IV metastatic disease and were cleared by surgery. Patients were vaccinated 10 times over 84 weeks and monitored throughout the study period. The study was powered to show a statistical improvement in both progression free survival (measured at the mid-point of the study) and overall survival. In October of 2013, MabVax Holdings presented the mid-point results to the independent Drug Safety Monitoring Board, or DSMB. The DSMB concluded that there were no unanticipated or clinically worrisome safety concerns. Injection site reactions were the most common adverse events followed by fatigue, fever, and flu-like symptoms. In addition, the DSMB recommended that investigators and patients should remain blinded as to treatment assignment and the patients should continue to be followed to assess overall survival. In addition, given the acceptable safety profile observed in both arms of the study, the DSMB recommended that after investigators and patients are informed of the (blinded) results of this analysis and with their consent, the last of the patients still receiving vaccinations should be allowed to continue treatment.

In this study, the sarcoma vaccine elicited an antibody response intended to kill circulating tumor cells and micrometastases in all but one of the vaccinated patients. However, the DSMB concluded that the study did not reach statistical significance for its primary efficacy endpoint of a 50% improvement in time to recurrence. The study has not yet accumulated a sufficient number of events to evaluate the secondary endpoint of overall survival. Based on our discussions with the FDA prior to the initiation of the study, the overall survival endpoint will be considered the primary endpoint for the measurement of efficacy. As such we plan to follow all patients in the study until sufficient numbers of events (deaths) have occurred to allow analysis of this endpoint. We expect that the event threshold will be reached in 2016.

Potential Commercial Opportunity

Sarcomas are a diverse group of malignant tumors that develop from fat, muscles, nerves, joints, blood vessels, bones, and deep skin tissues. Soft tissue sarcomas are more deadly in part due to the lack of detectable symptoms at early disease stages and prognosis remains poor, with more than 5,000 patients in the US dying of disease each year according to the National Cancer Institute, or NCI. The NCI estimates 5-year survival rates of 60%. Additionally, according to the NCI, an article in CA: A Cancer Journal for Clinicians by A. Jemal published in 2006, and articles published by the American Cancer Society, the overall prevalence of sarcoma patients in the US is thought to be approximately 100,000, recurrence rates vary depending on the particular subtype of sarcoma but generally range from 30% to 50% and patients whose sarcoma recurs have a significantly poorer prognosis which declines even further as the number of recurrences increase over the course of the disease.

The current standard of care for patients who have been successfully treated for their cancer and rendered free of detectable disease is watchful waiting. According to an article in The Lancet Oncology in 2012, additional treatments of chemotherapy or radiation have not been proven to prevent or prolong the time to onset of cancer recurrence. Consequently, we anticipate that the sarcoma vaccine will be added as an additional treatment to the current treatment paradigm and not displace an existing treatment. We expect that patients who have experienced one or more recurrences will be the initial candidates for vaccine therapy. This would be consistent with the early clinical trials. Over time, as the product demonstrates utility, we anticipate that usage will migrate toward earlier and earlier treatment to include patients who have been diagnosed and treated for sarcoma but not yet experienced a recurrence in an effort to block the progress of the cancer at an earlier and more likely productive time period.

We have estimated the ex-manufacturer price for this therapy at $30,000 to $50,000 per course of treatment, and an average estimated cost of cancer therapy of $32,000. Treatment is defined as a course of 10 vaccinations over 84 weeks as per the Phase II clinical trial protocol. Standard of care calls for patient check-ups quarterly after successful initial treatment to achieve the minimal disease status. The first 5 vaccinations require visits to the physician more frequently than quarterly but beyond that initial treatment sequence, the remaining vaccinations are delivered at the time of the standard check-up. Treatment can be given in the physician office setting with no special administration equipment required. The cost of the proposed vaccine therapy can be favorably compared to cycle costs for targeted vaccine and monoclonal antibody products ranging from $20,000 to $100,000 per treatment cycle. According to the NCI, the average monthly direct cost of all cancer treatments across all cancers studied was $2,647 per month and the total cost for treatment was more than $32,600. There are substantial indirect costs associated with hospitalizations, short-term disability, and absenteeism resulting from cancer recurrence that can drive treatment costs higher. We project that annual revenue from a sarcoma vaccine could range from $150 million to $300 million annually based on internal projections considering the number of patients, the percentage of patients with metastatic disease, the cost of treatment, and market penetration rates.

The ultimate success of the sarcoma vaccine will depend on several factors, including, but not limited to the following: (i) The percentage of patients whose cancer does not recur or for whom recurrence is delayed, (ii) In those patients who respond to the vaccine, whether the prevention of recurrence or the delay of recurrence is for a clinically meaningful period of time, and (iii) The willingness of third-party payers and the government to pay for the addition of the vaccine therapy to the existing treatment paradigm. The clinical development program should answer the first two questions positively. As with almost all new therapies in cancer, the last question will require a substantial amount of work with these important participants in the healthcare system. If we can demonstrate reduced recurrence rates in sarcoma, we believe we can also demonstrate the financial benefits of reduced or unnecessary further treatments when recurrent sarcoma is prevented or delayed.

Ovarian Vaccine Program

Background

According to the NCI, ovarian cancer is the most lethal gynecologic cancer. According to materials available on the NCI’s website there are more than 21,800 new cases each year with almost 14,000 deaths per year. It is estimated that there are 174,000 surviving ovarian cancer patients. Recurrence rates are extremely high at 70% and 5-year survival is still very poor at just over 40%. The current standard treatment for patients with advanced ovarian cancer consists of aggressive surgical cytoreduction (resection of a tumor to the extent possible followed by radiation treatment) followed by taxane (chemical anti-cancer drug) and platinum-based chemotherapy. While the median overall survival for optimally debulked patients has increased to 65.6 months, less than 30% of patients will remain free of disease. Many patients will have chemotherapy-sensitive disease initially at recurrence, and can reenter successive remissions with additional treatment. Subsequent remissions are of progressively shorter duration until chemotherapy resistance uniformly develops. We believe that immune directed therapy is ideally suited for patients who are in clinical remission when the disease burden is lowest, and evaluating treatments designed to prolong the duration of such remissions remains a high priority. We also believe that antibodies are well suited for eradicating tumor cells from the bloodstream and eliminating early tissue invasion. Preclinical models have demonstrated the clearance of circulating tumor cells and the elimination of systemic micrometastasis through the use of both passively administered and vaccine induced antibodies.

Ovarian cancers express a rich array of cell-surface antigens. These include carbohydrate epitopes such as GM2, Globo-H, Lewisy, sialyl Tn, or STn, Tn, Thompson Friedreich antigen, or TF, and mucin 1, or MUC1. According to an article in Cancer Immunology Immunotherapy written by Livingston that was published in 1997, for the production of antibodies against defined cell-surface antigens such as these, the best approach has been described to include chemical conjugation of the antigen to a highly immunogenic carrier protein plus the use of a potent immunological adjuvant. The best carrier protein in our experience has been keyhole limpet hemocyanin

(a sea creature such as a limpet or snail from which copper-based highly immunogenic blood is extracted), or KLH, and the best immunological adjuvant has been a saponin such as QS-21 or OPT-821. Pre-clinical data supports the hypothesis that polyvalent vaccines will likely be required due to tumor cell heterogeneity, heterogeneity of the human immune response, and the correlation between overall antibody titer against tumor cells and antibody effector mechanisms.

Ovarian Vaccine Clinical Program

A randomized, multicenter, double-blind Phase II clinical trial in ovarian cancer with a pentavalent (a vaccine that has multiple antigens) vaccine was initiated in July of 2010. While this vaccine was included in the group of vaccines exclusively licensed to us in 2008, a NIH grant award co-authored by Dr. Philip Livingston was made which fully funded the planned Phase II clinical trial. Management of the trial was assigned to the Gynecologic Oncology Group, or GOG. We contributed to the development of the IND and provided financial support for the manufacture of the clinical material. A total of 164 patients were enrolled. Patients who entered the study had metastatic ovarian cancer and have been treated with cytoreductive surgery and chemotherapy. They were in complete clinical remission as defined by CA-125 levels within normal, negative physical examination and no evidence of disease by CT scan. Patients were vaccinated 10 times over 84 weeks and monitored throughout the study period. The study was powered to show a statistical improvement in both progression free survival (measured at the mid-point of the study) and overall survival. The study has not achieved a sufficient number of events to trigger the mid-point analysis. We expect to hear that result by the end of 2014. Based on discussions with the principal investigator, the GOG plans to recommend that investigators and patients remain blinded as to treatment assignment and the patients should continue to be followed to assess overall survival. MabVax Holdings hopes that results from the overall survival endpoint will be announced in 2016.

Potential Commercial Opportunity

We have estimated that the ex-manufacturer price for this therapy to be $40,000 per course of treatment. Treatment is defined as a course of 10 vaccinations over 84 weeks as per the Phase II clinical trial protocol. Standard of care calls for patient check-ups quarterly after successful initial treatment to achieve the minimal disease status. The first 5 vaccinations require visits to the physician more frequently than quarterly but beyond that initial treatment sequence, the remaining vaccinations are delivered at the time of the standard check-up. Treatment can be given in the physician office setting with no special administration equipment required. The cost of the proposed vaccine therapy can be favorably compared to cycle costs for targeted vaccine and monoclonal antibody products ranging from $20,000 to $100,000 per treatment cycle. The average monthly direct cost of all cancer treatments across all cancers studied was $2,647 per month and the total cost for treatment was $32,629. There are substantial indirect costs associated with hospitalizations, short-term disability, and absenteeism resulting from cancer recurrence that can drive treatment costs higher. We project that annual revenue from an ovarian vaccine could range from $200 million to $400 million annually.

The ultimate success of the ovarian cancer vaccine will depend on several factors including, but not limited to: (i) The percentage of patients whose cancer does not recur or for whom recurrence is delayed, (ii) In those patients who respond to the vaccine, whether the prevention of recurrence or the delay of recurrence is for a clinically meaningful period of time, and (iii) The willingness of third-party payers and the government to pay for the addition of the vaccine therapy to the existing treatment paradigm. The clinical development program should answer the first two questions positively. As with almost all new therapies in cancer, the last question will require a substantial amount of work with these important participants in the healthcare system. If we can demonstrate reduced recurrence rates in sarcoma, we believe we can also demonstrate the financial benefits of reduced or unnecessary further treatments when recurrent sarcoma is prevented or delayed.

Neuroblastoma Vaccine

Introduction and Overview

Neuroblastoma is the most common extra-cranial solid tumor in children. According to the NCI and an article in the Annals of Pharmacology by Parsons and colleagues in 2013, there are approximately 800 new cases per year in the United States so it is certainly an orphan disease. According to the NCI SEER data, patients with high risk features, defined by clinical and tumor biologic parameters at diagnosis have an expected survival of only 45% despite intensive induction chemotherapy (very high dose chemotherapy), surgical resection, myeloablative consolidation chemotherapy with stem cell support, radiation,(radiation doses intended to eliminate the immune system of the patient followed by stem cell reconstitution of the system) focal radiation (precise pin-point radiation doses) and post-consolidation treatment (chemotherapy treatment post resection), with 13-cis-retinoic acid, or cisRA, and anti-GD2 mAb ch14.18 immunotherapy. MabVax Holdings believes that these results, plus the potentially severe toxicities of chemotherapy and radiotherapy, are compelling reasons for pursuing novel therapeutic approaches.

In particular we believe that, there is a need for therapies that selectively eliminate neuroblastoma cells in the setting of minimal or limited amounts of residual disease following intensive induction therapy. According to an article in Clinical Cancer Research by Matthay and Yu in 2012, neuroblastoma is unique in its abundant expression of the gangliosides GD2 and GD3. Each of these antigenic targets is an outstanding target for immune attack against neuroblastoma cells. In experimental animal studies conducted by Livingston and Ragupathi, administered or vaccine-induced antibodies against GD2, GD3 and other cell surface antigens were able to eliminate micrometastasis in settings similar to the treatment of patients in complete remission but with a high likelihood of relapse. The basis for emphasis on a bivalent (having two antigens raising an immune response to two targets) vaccine containing each of these agents are tumor cell heterogeneity, heterogeneity of the human immune response and the correlation between overall antibody titer against the tumor cell surface and effector mechanisms such as opsonization, complement-dependent cytotoxicity (how antibodies marshal other immune system cells to kill the cells to which they have attached, or CDC, or antibody dependent cellular cytotoxicity, or ADCC.

Vaccines based on self-antigens such as these three must be potently immunogenic to overcome immune tolerance and tumor-mediated immune suppression. Based on the results of studies discussed by Livingston in an article published in 2006 in Human Vaccines, the most effective vaccine for breaking tolerance in man appears to be composed of the tumor-associated self-antigen conjugated to a highly immunogenic carrier protein such KLH combined with a potent saponin adjuvant. Monovalent KLH conjugate vaccines against GD2, and GD3 (plus saponin adjuvant) have been constructed, tested and optimized in patients with melanoma or small cell lung cancer. Each induces high titers of antibodies against the immunizing antigen and against tumor cells expressing these antigens in most patients and these antibodies mediate effector mechanisms such as CDC and ADCC. The minimal optimal dose of each has been determined and safety confirmed through multiple Phase I studies. In addition, a Phase I trial of a bivalent vaccine containing GD2-KLH, GD3-KLH and escalating doses of saponin adjuvant co-administered with oral ß-glucan in children with neuroblastoma has been completed (Kushner, et. al.) Safety, immunogenicity and the optimal saponin adjuvant dose were determined and the vaccinated subjects in this study were noted to have an unexpectedly favorable outcome. Finally, a Phase 2 randomized, multicenter, double blind trial of a trivalent ganglioside vaccine plus saponin adjuvant is currently underway in subjects with sarcoma who are disease-free after resection of metastatic disease. We believe that this collective experience provides the rationale for undertaking the current study in high-risk neuroblastoma subjects who are in second or subsequent complete remission or have only limited residual disease.

Results of a Recent Phase I trial of Bivalent Vaccine in Combination with Oral ß-glucan

MSKCC carried out a Phase I trial in subjects with high-risk neuroblastoma to assess the toxicity of escalating doses of the immunological adjuvant OPT-821 in a bivalent vaccine containing fixed doses of GD2L and GD3L, each covalently attached to the immunological carrier protein KLH (Kushner, 2012). The study subjects were in second (or later) complete, very good partial, or partial remission. Subjects received seven subcutaneous injections over 52 weeks,

Thirteen of the 15 subjects received the entire 12 months of protocol treatment. No dose limiting toxicity was noted in any of the subjects. Most subjects had detectable anti-GD2 or anti-GD3 antibodies. Twelve remain relapse-free at 21+-36+ (median 29+) months. One had a focal relapse (recurrence of the cancer at a specific spot) (supraclavicular node) at 21 months. Two other subjects had early focal relapses (2.3 and 4.6 months). PFS was 87+9% at 12 months and 78+11% at 24 months. Overall survival is 100% (follow-up >22months). These results are in marked contrast to the expected relapse rate at 12 months of 50% to 60%.

Clinical Plan

We are in discussions with certain non-profit organizations for potential grants to fund a modified Phase I trial to test the addition of an immunostimulatory agent to the treatment regimen. We have also received the Phase I portion of an SBIR, for support in production of the clinical trial material required for both the Phase I and Phase II clinical trials. It has also established a relationship with a consortium of thirteen academic hospital neuroblastoma treatment programs called New Advances in Neuroblastoma Therapy, or NANT. We entered into a Letter of Intent with NANT and the NANT Scientific Review Committee has reviewed our jointly developed Phase II clinical protocol which was approved by this committee with only minor modifications. Because the market opportunity for a vaccine to treat recurrent neuroblastoma is very small, We have worked to bring in additional non-dilutive financing. We hope to expand the SBIR award to the Phase 2 portion of the grant which could offset $1 million in Phase II clinical expenses. We are also working with additional non-profit organizations and patient advocacy groups to find additional sources of funding for the clinical program.

Facilities

MabVax Therapeutics entered into a lease agreement in August 2012, with a lease term ending on July 31, 2015, for 5,955 square feet of office space at 11588 Sorrento Valley Road in San Diego, California. Following the merger, we consolidated all corporate offices to this San Diego location. We believe that our existing facilities are adequate for our current and projected needs in the future.

Legal Matters

On May 30, 2014, a putative class action complaint, or the complaint, was filed in the Superior Court of the State of California in the County of Santa Clara, captioned Cadillac Partners, on Behalf of Itself and All Others Similarly Situated, v. Michael M. Wick, et al., or the litigation. The complaint asserts claims concerning the private placement of our Series B Preferred Stock and transactions contemplated by the Merger Agreement, each of which were entered into on May 12, 2014, and is brought against MabVax Holdings, MabVax Therapeutics, past and current members of our board, and the investors participating in the PIPE transaction.

On July 16, 2014, MabVax Holdings and all other parties to the litigation entered into an agreement which, if consummated, will settle the litigation, or the proposed settlement. Among many other terms, under the proposed settlement we agreed to provide the supplemental disclosure filed as definitive additional materials to the definitive proxy on June 30, 3014, and MabVax Holdings, MabVax Therapeutics and all defendants will receive a broad release of any and all claims pertaining to the Series B Preferred Stock private placement, the merger, the prior disclosure and a wide variety of other matters. The proposed settlement also calls for the parties to ask the court to, among other things, enter orders enjoining other shareholders from bringing similar actions, certifying the putative settlement class, and approving the proposed settlement as a fair, final, and binding resolution of the litigation. Under the proposed settlement, MabVax Holdings, MabVax Therapeutics and the other defendants have expressly denied the allegations of the complaint and denied engaging in any other misconduct, nor will any of them make any payment or in any respect amend the negotiated terms of the since-

consummated Series B Preferred Stock private placement and merger. Finally, under the proposed settlement, MabVax Holdings, MabVax Therapeutics and the other defendants have not agreed to pay any legal fees, or reimburse any expenses, allegedly incurred by the plaintiffs who filed the complaint; instead, MabVax Holdings and MabVax Therapeutics expect that counsel for those plaintiffs will present any such disputed claim for legal fees and expenses to the court for resolution.

The proposed settlement remains contingent upon a number of future events, including, without limitation, court certification of the putative class and entry of a final, non-appealable order and final judgment approving the settlement (including the broad releases and other terms set forth therein).

MANAGEMENT

Directors and Executive Officers

Name	Position
J. David Hansen.	Chairman of the Board of Directors, President and Chief Executive Officer

Kenneth M. Cohen	Director

Robert E. Hoffman	Director

Philip O. Livingston, M.D.	Director, Chief Science Officer

Paul V. Maier	Director

Jeffrey V. Ravetch, M.D., Ph.D.	Director

Michael M. Wick, M.D., Ph.D.	Director

Gregory P. Hanson	Chief Financial Officer

Wolfgang W. Scholz, Ph.D.	Vice President of Antibody Discovery

Paul W. Maffuid, Ph.D.	Vice President of Pharmaceutical Development and Operations

The following is a brief summary of the background of each of our directors and executive officers.

J. David Hansen, 62, serves as our President, Chief Executive Officer, and as Chairman of our Board of Directors and, prior to the merger, served as MabVax’s President, Chief Executive Officer, and Chairman of its Board of Directors after co-founding MabVax in 2006. Mr. Hansen is an experienced biopharmaceutical executive with more than 30 years of industry experience. He has held senior management roles in both private start-up companies as well as small to mid-sized public companies. His senior level experience includes executive management, finance and accounting, corporate development, sales and marketing. During his career, Mr. Hansen has executed a wide variety of in and out licensing agreements, research and development collaborations, joint ventures, divestitures, and acquisitions. Mr. Hansen has developed expertise in the therapeutic areas of immunology, oncology, and infectious disease. From 1998 to 2006, Mr. Hansen was a corporate officer of Avanir Pharmaceuticals. He held the titles of Vice President of Commercial Development, Senior Vice President of Corporate Development, and President and Chief Operations Officer of the Avanir Subsidiary Xenerex Biosciences. From 1989 to 1999 Mr. Hansen served in multiple roles at Dura Pharmaceuticals including National Sales Director, Director of Marketing, and Director of Business Development. He has additional management experience with Merck & Co. (Schering-Plough), Key Pharmaceuticals, and Bristol Myers Squibb. We believe that Mr. Hansen’s extensive experience with public and private pharmaceutical companies qualifies him to serve as a the Chairman of our Board of Directors and as our President and Chief Executive Officer.

Kenneth M. Cohen, 59, serves as a member of our Board of Directors and, prior to the merger, served as a member of MabVax’s Board of Directors commencing in July of 2014. He is an advisor to companies, entrepreneurs and investors in the life sciences area. He was a co-founder of publicly held Somaxon Pharmaceuticals and served as its President and Chief Executive Officer from August 2003 through December 2007 and continued as a director until June 2008. Previously, he was an independent advisor to various biotechnology and pharmaceutical companies, entrepreneurs and investors, including Synbiotics Corporation, Applied NeuroSolutions, Inc. and Highbridge Capital Management. From May 1996 to April 2001, he was President and Chief Executive Officer of Synbiotics Corporation, a diagnostics company. From March 1995 to February 1996, Mr. Cohen was Executive Vice President and Chief Operating Officer for Canji Incorporated, a human gene-therapy company, until its acquisition by Schering-Plough Corporation in February 1996. Prior to joining Canji, he was Vice President of Business Affairs at Argus Pharmaceuticals, Inc. and Vice President of Marketing and Business Development for LifeCell Corporation. He served as a member of the Board of Directors of Adamis Pharmaceuticals Corporation (a public pharmaceutical company) from January 2011 until August 2014. Mr. Cohen began his career at Eli Lilly and Company in 1978, where, among many different responsibilities over ten years, he directed business planning for the Medical Instrument Systems Division and managed the launch of Prozac. He received an A.B. in biology and chemistry from Dartmouth College and an M.B.A. from the

Wharton School of The University of Pennsylvania. We highly value Mr. Cohen’s significant industry expertise, developed through his career as a senior professional at several leading pharmaceutical companies. We believe that these characteristics qualify Mr. Cohen to serve as a member of the Board.

Robert E. Hoffman, 48, has served as a member of our Board of Directors since September of 2014, and since June of 2012, Mr. Hoffman has served the Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, or Arena. Mr. Hoffman previously served as Arena’s Vice President, Finance and Chief Financial Officer from August 2011 to June 2012 and from December 2005 to March 2011, as its Vice President, Finance and Chief Accounting Officer from June 2004 to December 2005, as its Vice President of Finance from April 2000 to June 2004; and as its Controller from August 1997 to April 2000. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman is currently a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company. He also currently serves as a member of the Financial Accounting Standards Board’s Small Business Advisory Committee and the steering committee of the Association of Bioscience Financial Officers. In addition, Mr. Hoffman is a member and a former director and President of the San Diego Chapter of Financial Executives International. Mr. Hoffman holds a B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Philip O. Livingston, M.D., 71, serves as a member of our Board of Directors and our Chief Science Officer and, prior to the merger, served as a member of MabVax’s Board of Directors and its Chief Science Officer since 2012. He received his MD degree from Harvard Medical School and was Professor of Medicine in the Joan and Sanford Weill Medical College at Cornell University and Attending Physician and Member in Memorial Sloan-Kettering Cancer Center where he treated melanoma patients and ran the Cancer Vaccinology Laboratory research lab for over 30 years until his retirement from MSKCC October 1, 2011. Dr. Livingston’s research focused on: identification of suitable targets for immunotherapy of a variety of cancers, construction of polyvalent conjugate vaccines specifically designed to augment antibody responses against these targets, and identification of optimal immunological adjuvants to further augment the potency of these vaccines. He has over 150 publications and 4 issued and 3 pending patents concerning cancer vaccines. Recently, Dr. Livingston helped establish MabVax Therapeutics, Inc., and another biotech company, Adjuvance Technologies, Inc. MabVax supports two randomized Phase II trials with these MSKCC polyvalent vaccines and establishment of human monoclonal antibodies from the blood of immunized patients. We believe that Dr. Livingston’s extensive expertise in immunotherapy qualifies him to be a member of our Board of Directors and our Chief Science Officer.

Paul V. Maier, 66, serves as a member of our Board of Directors and served as the Chief Financial Officer of Sequenom, Inc., (a public biotechnology company) from November of 2009 through June of 2014 and Chairman, member of the Audit Committee of and member of the Governance Committee of the Board of Directors of Apricus Biosciences, Inc. (a public pharmaceutical company). Prior to joining Sequenom, Mr. Maier served as Senior Vice President and Chief Financial Officer of Ligand Pharmaceuticals, Inc. from 1992 until 2007, where he helped build Ligand from a venture stage company to a commercial, integrated biopharmaceutical organization. Prior to joining Ligand, he spent six years in various management and finance positions at ICN Pharmaceuticals. Since 2007, Mr. Maier has served as a member of the Board of Directors of International Stem Cell Corporation (a public life sciences company) and currently services as the Chairperson of its Audit Committee and as a member of its Compensation and Governance Committees. Mr. Maier received his M.B.A. from Harvard Business School and a B.S. from Pennsylvania State University. We believe that Mr. Maier’s qualifications to serve on the Board of Directors and as chair of the Audit Committee include his extensive management and finance background and his ability to contribute to the Board’s understanding of technical matters relating to MabVax Holdings’ business, as well as Mr. Maier’s broader business development and corporate experience.

Jeffrey V. Ravetch, M.D., Ph.D., 63, is currently a member of our Board of Directors and has served as the Theresa and Eugene Lang Professor at the Rockefeller University and Head of the Leonard Wagner Laboratory of Molecular Genetics and Immunology since 1997. Prior to the merger, Dr. Ravetch served as a member of the MabVax Board of Directors commencing March 2014.

Dr. Ravetch, a native of New York City, received his undergraduate training in molecular biophysics and biochemistry at Yale University, earning his B.S. degree in 1973, working with Donald M. Crothers on the thermodynamic and kinetic properties of synthetic oligoribonucleotides. Dr. Ravetch continued his training at the Rockefeller University—Cornell Medical School MD/Ph.D. program, earning his doctorate in 1978 in genetics with Norton Zinder and Peter Model, investigating the genetics of viral replication and gene expression for the single stranded DNA bacteriophage f1 and in 1979 he earned his M.D. from Cornell University Medical School. Dr. Ravetch pursued postdoctoral studies at the NIH with Phil Leder where he identified and characterized the genes for human antibodies and the DNA elements involved in switch recombination. From 1982 to 1996 Dr. Ravetch was a member of the faculty of Memorial Sloan-Kettering Cancer Center and Cornell Medical College. His laboratory has focused on the mechanisms by which antibodies mediate their diverse biological activities in vivo, establishing the pre-eminence of FcR pathways in host defense, inflammation and tolerance and describing novel inhibitory signaling pathways to account for the paradoxical roles of antibodies as promoting and suppressing inflammation. His work has been extended into clinical applications for the treatment of neoplastic, inflammatory and infectious diseases.

Dr. Ravetch has received numerous awards including the Burroughs-Wellcome Scholar Award, the Pew Scholar Award, the Boyer Award, the NIH Merit Award, the Lee C. Howley, Sr. Prize (2004), the AAI-Huang Foundation Meritorious Career Award (2005), the William B. Coley Award (2007), the Sanofi-Pasteur Award (2012) and the Gairdner International Prize (2012). He has presented numerous named lectures including the Kunkel Lecture, the Ecker Lecture, the Goidl Lecture, the Grabar Lecture, the Dyer Lecture and the Heidelberger/Kabat Lecture. He has received an honorary doctorate from Freidrich-Alexander University, Nuremberg/Erlangen. He is a member of National Academy of Sciences (2006), the Institute of Medicine (2007), a Fellow of the American Academy of Arts and Sciences (2008) and a Fellow of the American Association for the Advancement of Science (2009).

Dr. Ravetch has contributed extensively to the scientific community by serving as a member of the Scientific Advisory Boards of the Cancer Research Institute, the Irvington Institute for Medical Research and the Damon Runyon Foundation. He has been active in biotechnology for the last two decades, having served as a consultant or member of the Scientific Advisory Boards of Millennium Pharmaceuticals, Exelexis Pharmaceuticals, Regeneron Pharmaceuticals, Medimmune, Genentech, Novartis, Merck, Micromet, Xencor, Suppremol, Igenica, Portola Pharmaceuticals and Momenta. We believe Dr. Ravetch’s extensive scientific knowledge and training qualify him to serve as a member of our Board of Directors.

Michael M. Wick, M.D., Ph.D., 68, currently serves as a member of our Board of Directors and, prior to the merger, served as MabVax Holdings’ Chairman of the Board of Directors since January 2000 and Chief Executive Officer commencing in July of 1999 and as President since June 1998. Dr. Wick resigned from these positions in connection with the merger. Dr. Wick also served as MabVax Holdings’ Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from December 1997 until June 1998. He has been a member of the Board of Directors since December 1997. Prior to joining MabVax Holdings in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a public biotechnology company, from May 1995 until December 1997. Dr. Wick served as Executive Director of oncology/immunology and clinical research at Lederle Laboratories from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in Chemistry from Harvard University and an M.D. degree from Harvard Medical School. We believe that Dr. Wick’s’s extensive experience with public biotechnology companies and his knowledge of MabVax Holdings’ products qualify him to be a member of our Board of Directors.

Gregory P. Hanson, 68, currently serves as our Chief Financial Officer and, prior to the merger, joined MabVax in February of 2014 as its Chief Financial Officer. Mr. Hanson is an experienced CFO and was a

Managing Director of First Cornerstone, starting in 2008 until February 2014, a board and management advisor to companies and executives in the areas of international corporate development, financing strategies, commercialization of technologies and products, and M&A advisory services. Since November 2009, Mr. Hanson has served as Advisory Board Member of Menon International, Inc. in an international capacity developing renewable products partnering and licensing arrangements, financings, and in commercializing technologies involving biosensor devices and assays. Since October 2011, Mr. Hanson has served on the Life Sciences Advisory Board of Brinson Patrick Securities, a boutique investment bank, and continues to serve as a confidential advisor to several other tech and life sciences companies. Mr. Hanson is the 2012-2013 President and 6-year Board Member of San Diego Financial Executives International (FEI), and has served on the Capital Formation Committee at BIOCOM since 2011.

Mr. Hanson served as Senior Vice President of Brinson Patrick Securities from October 2008 to October 2010, where he opened up the San Diego branch and introduced a new financing strategy for life sciences company management and their counsels. From 2006 to September 2008 Mr. Hanson served as Senior Vice President and Chief Financial Officer of Mast Therapeutics (MSTX—NYSE MKT); and from 1998 to 2006 he served as Vice President and Chief Financial Officer, Chief Accounting Officer, Compliance Officer and Corporate Secretary of Avanir Pharmaceuticals (NasdaqGS—AVNR), the developer of the cold sore product Abreva™. While at Avanir, Mr. Hanson listed the company on the American Stock Exchange, and 5 years later to the NASDAQ. Mr. Hanson has completed approximately $1 billion in financing, licensing and partnering arrangements. Mr. Hanson was an initial and continuing 6-year member of the Small Business Advisory Committee to the Financial Accounting Standards Board, and has spoken at various national conferences and industry organizations on financing strategy, and twice spoken to the SEC’s Committee on Improvements to Financial Reporting.

Mr. Hanson is a Certified Management Accountant and has an MBA with distinction from the University of Michigan, a BS in Mechanical Engineering from Kansas State University, and Series 7 & Series 63 securities. We believe that Mr. Hanson’s extensive accounting and securities experience representing both public and private companies qualified Mr. Hanson to be our Chief Financial Officer.

Wolfgang W. Scholz, Ph.D., 60, serves as Vice President of Antibody discovery and, prior to the merger, was a co-founder of MabVax and its Vice President of Antibody Discovery since 2008. He has extensive drug discovery experience in multiple therapeutic categories and has collaborated with major pharmaceuticals companies in several projects. Dr. Scholz earned his Ph.D. in Microbiology/Immunology from the University of Kiel, Germany in 1985 and completed his postdoctoral training at the Research Institute of Scripps Clinic, La Jolla. He held positions with increasing responsibilities at Tanabe Research Laboratories from 1990 to 1994 and most recently he was Senior Director at Avanir Pharmaceuticals from 2000 to 2008, where he led research and development efforts for 8 years. He was a co-founder of Xenerex Biosciences, a subsidiary owned by Avanir Pharmaceuticals, and under his leadership, the antibody discovery group developed monoclonal antibodies to multiple infectious disease targets using in vitro and SCID mouse antibody generation technologies. Dr. Scholz’s work has been supported by multiple grants from the National Institute for Allergy and Infectious Diseases. Dr. Scholz has been principal investigator on multiple grants received by MabVax totaling more than $4 million. Dr. Scholz is an inventor on three pending antibody patents, three issued small molecule patents, and author on thirty-two peer-reviewed publications. We believe Dr. Scholz’s experience in antibody discovery and institutional knowledge of MabVax’s vaccine programs qualifies him to serve as Vice President of Antibody Discovery.

Paul W. Maffuid, Ph.D., 59, serves as Vice President of Pharmaceutical Development and Operations. Dr. Maffuid joined MabVax Therapeutics in July of 2014 from AAIPHARMA Services Corporation where he was Executive Vice President, Pharma Operations. His responsibilities included formulation, process development, technology transfer, stability and analytical services for clients developing biologic and small molecule therapeutics. He was a member of the Executive Team that transformed a declining business into one of the world’s leading providers of integrated development services for the biopharmaceutical sector. He joined

AAIPHARMA in 2011 after founding and managing Biopharmalogics, Inc. a consulting service providing Chemistry Manufacturing and Controls (CMC) as well as Drug Metabolism-Pharmacokinetics (DMPK) services for the development of pharmaceutical products since 2008. Prior to that Dr. Maffuid was Senior Vice President of Irvine Pharmaceutical Services, Inc. from 2008 to 2009. From 2001 to 2008 he was Vice President of Pharmaceutical Development for Arena Pharmaceuticals. At Arena Dr. Maffuid was a member of the Executive Management team responsible for all CMC and DMPK in support of discovery, development, and commercial operations. He led the design and construction of a 40,000 sq-ft cGMP compliant pilot manufacturing facility. Dr. Maffuid had management roles at Magellan Laboratories, Cabrillo Laboratories, and Amylin Pharmaceuticals.

Director Independence

Our board of directors has reviewed the materiality of any relationship between us and each of our directors, either directly or indirectly. Based on this review, the board of directors has determined that each of Kenneth M. Cohen, Robert E, Hoffman, Paul V. Maier and Jeffrey V. Ravetch, M.D. are “independent directors” as defined by the SEC. We currently have a board of directors consisting of a majority of independent directors.

Compensation Committee Interlocks and Insider Participation

Each of Edward W. Cantrall, Ph.D, Steven R. Goldring, M.D. and Richard B. Newman, Esq. served on our compensation committee in 2013 and in 2014 prior to the merger. Jeffrey V. Ravetch, M.D., Ph.D., Robert E. Hoffman and Kenneth M. Cohen currently serve as members of our compensation committee. No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

2013 Summary Compensation Table

The following table sets forth, for the fiscal years 2013 and 2012, compensation awarded or paid to, or earned by, our Chief Executive Officer and our three other most highly compensated executive officers at December 31, 2013, or the Named Executive Officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Michael M. Wick	2013	344,000	(1)	-0-	-0-	-0-	344,000
President, Chief Executive Officer and Chairman	2012	400,667	(1)(2)	-0-	-0-	-0-	400,667

William P. Kaplan	2013	236,000		-0-	-0-	-0-	236,0002
Vice President, General Counsel and Corporate Secretary	2012	245,333	(3)	-0-	-0-	-0-	45,333

Steven R. Schow	2013	213,333	(4)	-0-	-0-	-0-	213,333
Vice President, Research	2012	204,667	(5)	-0-	-0-	-0-	204,667

Wendy K. Wee	2013	236,000		-0-	-0-	-0-	236,000
Vice President, Finance and Controller	2012	236,000		-0-	-0-	-0-	236,000

(1)	Dr. Wick is not compensated for his role as a director. The amount shown reflects salary earned as an employee only.
(2)	Effective May 1, 2012, Dr. Wick’s annual salary was reduced to $344,000 from $514,000 as part of an overall reduction in operating expenses which was approved by the Compensation Committee of the Board of Directors on April 27, 2012.
(3)	Effective May 1, 2012, Mr. Kaplan’s annual salary was reduced to $236,000 from $264,000 as part of an overall reduction in operating expenses which was approved by the Compensation Committee of the Board of Directors on April 27, 2012.
(4)	Effective June 1, 2013, Dr. Schow’s annual salary was increased to $240,000 from $176,000 which was approved by the Compensation Committee of the Board of Directors on May 14, 2013.
(5)	Effective May 1, 2012, Dr. Schow’s annual salary was reduced to $176,000 from $262,000 as part of an overall reduction in operating expenses which was approved by the Compensation Committee of the Board of Directors on April 27, 2012.

Grants of Plan-Based Awards in 2013

For fiscal year 2013, no grants were made to any Named Executive Officer under any plan.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table summarizes the number of outstanding equity awards held by each of our Named Executive Officers at December 31, 2013. Each option grant is shown separately for each Named Executive Officer. The vesting schedule for each option grant is shown following this table. The amounts below have been adjusted to reflect the Reverse Split.

Name and Principal Position	Option Grant Date			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price per Share ($)	Option Expiration Date
Michael M. Wick	01/22/2004			625	-0-	416	5,791.20	01/22/2004
President, Chief Executive Officer and Chairman	12/10/2004	(A	)	625	-0-	1,250	4,526.40	12/10/2004
	01/06/2005	(B	)	520	-0-		4,543.20	08/24/2005
	03/10/2006	(A	)	583	-0-		4,872.00	03/10/2006
	03/03/2008	(B	)	1,458	-0-		525.60	02/27/2007
	03/03/2008			-0-	-0-		525.60	03/03/2008
	11/18/2009			2,291	-0-		189.60	11/18/2009
	11/18/2009			-0-	-0-		189.60	11/18/2009
	05/25/2011			2,083	-0-		165.60	05/25/2011

William P. Kaplan	01/22/2004			41	-0-	520	5,791.20	01/22/2014
Vice President, General Counsel and Corporate Secretary	12/10/2004	(A	)	208	-0-		4,526.40	12/10/2014
	03/10/2006	(A	)	83	-0-		4,872.00	03/10/2016
	02/27/2007	(A	)	416	-0-		1,392.00	02/27/2017
	03/03/2008	(B	)	250	-0-		525.60	03/03/2018
	11/18/2009			520	-0-		189.60	11/18/2019
	11/18/2009			-0-	-0-		189.60	11/18/2019
	05/25/2011			833	-0-		165.60	05/25/2021

Steven R. Schow	01/22/2004			208	-0-	208	5,791.20	01/22/2014
Vice President, Research	02/25/2004	(A	)	104	-0-		5,692.80	02/25/2014
	12/10/2004	(A	)	208	-0-		4,526.40	12/10/2014
	02/27/2007	(A	)	250	-0-		1,392.00	02/27/2017
	03/03/2008	(B	)	291	-0-		525.60	03/03/2018
	11/18/2009			833	-0-		189.60	11/18/2019
	11/18/2009			-0-	-0-		189.60	11/18/2019
	05/25/2011			937	-0-		165.60	05/25/2021

Wendy K. Wee	01/22/2004			125	-0-	208	5,791.20	01/22/2014
Vice President, Finance and Controller (Principal Financial and Accounting Officer)	12/10/2004	(A	)	166	-0-		4,526.40	12/10/2014
	08/24/2005	(A	)	104	-0-		3,535.20	08/24/2015
	03/10/2006	(A	)	62	-0-		4,872.00	03/10/2016
	02/27/2007	(B	)	416	-0-		1,392.00	02/27/2017
	03/03/2008			250	-0-		525.60	03/03/2018
	11/18/2009			833	-0-		189.60	11/18/2019
	11/18/2009			-0-	-0-		189.60	11/18/2019
	05/25/2011			1,208	-0-		165.60	05/25/2021

Option Awards Vesting Schedule
Grant Dates	Vesting Schedule
3/3/2008(A)	Options vest over four years: 25% of the shares vest one year after the date of grant and 1/48th of the shares vest monthly thereafter.

1/22/2004; 2/25/2004; 12/10/2004; 1/6/2005; 8/24/2005; 3/10/2006	Options vest over four years: 50% of the shares vest two years after the date of grant and 1/48th of the shares vest monthly thereafter.

2/27/2007(A); 5/25/2011	Options vest monthly over a period of two years after the date of grant.

3/3/2008(B)	Vesting will be 100% upon the achievement of specified performance goals for a significant license agreement relating to a Company product candidate.

11/18/2009(A)	Options vest over two years: 50% of the shares vest upon the first anniversary of the date of grant and 1/24th of shares vest monthly thereafter over the following 12 months.

11/18/2009(B)	Vesting will be 100% upon the earlier of (a) the consummation of a change of control of MabVax Therapeutics Holdings, Inc. as defined in the 2000 Incentive Plan, or (b) a determination by our Board of Directors that we have consummated a significant transaction involving one or more of its then clinical stage products.

Employment Severance and Change of Control Arrangements

We entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors effective January 2000. On December 17, 2008, we entered into an amended and restated employment agreement, or the Employment Agreement, with Dr. Wick to clarify the manner in which such employment agreement complies with the final regulations under Section 409A of the U.S. Internal Revenue Code. The Employment Agreement superseded and replaced the employment agreement entered into in August 1999. According to the Employment Agreement, either MabVax Therapeutics Holdings, Inc. or Dr. Wick may terminate his employment at any time for any reason. Per the agreement if Dr. Wick were to be terminated without cause, he would have been entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. We will also accelerate the vesting of his then unvested stock options as to the number of shares that would have vested in the ordinary course in the first twelve months following his termination date, with such vesting effective as of his termination date. Dr. Wick’s benefits pursuant to the Employment Agreement were subject to his signing of a general waiver or release of MabVax Holdings. See the section “Effect of the Merger on Executive Compensation Arrangements” regarding Dr. Wick’s release and severance obligations following the merger.

In February 2003, we adopted the Telik, Inc. Change of Control Severance Benefit Plan, or the Severance Plan. On December 17, 2008, the Compensation Committee of the Board of Directors adopted an amendment to the Severance Plan to clarify the manner in which such plan complies with the final regulations under Section 409A. The Severance Plan provided eligible participants with severance benefits in the event that a participant’s employment with MabVax Holdings were to be terminated, voluntarily or involuntarily, without cause within one year after a change of control, provided that the eligible participant signs a general waiver or release prior to receipt of the benefits. Such benefits included cash severance, payment of premiums under employee benefits plans, COBRA continuation coverage, accelerated vesting of unvested stock options and additional payments if the amounts which a participant would receive in connection with a change in control of MabVax Holdings would constitute a “parachute payment” or be subject to excise tax.

The Severance Plan provided that, to the extent designated by the Compensation Committee or the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, Vice Presidents and others would be eligible to participate in the Severance Plan. On February 21, 2003, the Board of Directors designated Dr. Wick as eligible to participate in the Severance Plan. Under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (1) full accelerated vesting of any unvested stock options then held, (2) a lump sum cash payment equal to two times the greater of: (i) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect on the date of termination; or (ii) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect immediately prior to the Change of Control; and (3) continuation of health benefits for up to 24 months and COBRA continuation coverage. Dr. Wick would also have been entitled to additional payments if the amounts he would receive in connection with a change in control of MabVax Therapeutics Holdings, Inc. would constitute a “parachute payment” or be subject to excise tax. Dr. Wick’s benefits under the Severance Plan, when applicable, would have superseded the severance benefits under his employment contract.

On February 26, 2014, the Compensation Committee designated Gail L. Brown, M.D., William P. Kaplan, Esq., Steven R. Schow, Ph.D., and Wendy K. Wee as eligible to participate in the Severance Plan. Under the Severance Plan, each is eligible to receive (1) full accelerated vesting of any unvested stock options then held; (2) a lump sum cash payment equal to the greater of: (i) the sum of his or her base salary and the greater of: (a) the annual cash bonus paid to him or her in the prior year; or (b) his or her Annual Target Bonus as in effect on the date of termination; or (ii) the sum of his or her base salary and the greater of: (a) the annual cash bonus paid to him or her in the prior year; or (b) his or her Annual Target Bonus as in effect immediately prior to the Change of Control; and (3) continuation of health benefits for up to 12 months and COBRA continuation coverage. Each would also be entitled to additional payments if the amounts he or she would receive in connection with a change in control of MabVax Therapeutics Holdings, Inc. would constitute a “parachute payment” or be subject to excise tax. See the section “Effect of the Merger on Executive Compensation Arrangements” regarding the status of our obligations pursuant to the Severance Plan following the merger.

Potential Payments Upon Change of Control

The following table provides information on severance benefits that would have become payable upon a change in control of MabVax Holdings and subsequent involuntary separation from service within twelve months after the change in control under the Severance Plan and Dr. Wick’s Employment Agreement. The amounts shown assume that the employment of the eligible participants terminated on December 31, 2013 prior to the merger and are based on their compensation and MabVax Holdings’ closing stock price ($1.19 per share) as of such date.

Name	Voluntary Termination or Involuntary Termination Without Cause After A Change of Control			Involuntary Termination Without Cause
	Health Care Benefits ($)	Salary ($) (1)	Equity Acceleration ($) (2)	Health Care Benefits ($)	Salary ($)	Equity Acceleration ($) (2)
Michael M. Wick	22,906	688,000	-0-	11,453	344,000	-0-
Gail L. Brown	11,527	272,000	-0-	-0-	-0-	-0-
William P. Kaplan	35,390	236,000	-0-	-0-	-0-	-0-
Steven R. Schow	210	240,000	-0-	-0-	-0-	-0-
Wendy K. Wee	11,527	236,000	-0-	-0-	-0-	-0-

(1)	Amounts shown are the maximum potential payment the executive would have received as of December 31, 2013. Amounts of parachute payment, if any, would be calculated at actual termination.
(2)	Represents the excess of closing fair market value of the shares accelerated vested and exercisable on December 31, 2013 over the aggregate exercise price of such shares.

Director Compensation

Employee directors do not receive any separate compensation for their board of directors activities. During the year ended December 31, 2013, non-employee directors were entitled to receive the compensation described below. The amounts below have been adjusted to reflect the Reverse Split.

2013 Director Compensation Table

Name of Director	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Edward W. Cantrall, Ph.D.	32,000	47	32,383
Steven R. Goldring, M.D.	32,000	47	32,383
Richard B. Newman, Esq.	32,000	47	32,383

(1)	The amounts in this column represent the aggregate full grant date fair values of stock options granted to each of the non-employee directors computed in accordance with Accounting Standards Codification 718, or ASC 718, “Compensation—Stock Compensation,” excluding the effect of estimated forfeitures. For additional information on the valuation assumptions, refer to “Stock-based Compensation under ASC 718” and “Valuation Assumptions” under the “Notes to the Financial Statements” in MabVax Holdings’ Form 10-K for the year ended December 31, 2013, as filed with the SEC. The amounts reported for these options may not represent the actual economic values that MabVax Holdings’ non-employee directors will realize from these options, as the actual value realized will depend on MabVax Holdings’ performance, stock price and their continued services.

The following table shows for each non-employee director (a) the grant date of each option granted to the non-employee director in the 2013 fiscal year, (b) the exercise price, (c) the grant date fair value of that option as calculated in accordance with ASC 718 and (d) the aggregate number of shares subject to all outstanding options held by that individual as of December 31, 2013: The amounts below have been adjusted to reflect the Reverse Split.

Name of Director	Option Grant Date	Exercise Price Per Share ($)	Full Grant Date Fair Value ($)	Total Shares Subject to Outstanding Options at 12/31/13
Edward W. Cantrall, Ph.D.	May 15, 2013	10.88	47	2,333
Steven R. Goldring, M.D.	May 15, 2013	10.88	47	2,333
Richard B. Newman, Esq.	May 15, 2013	10.88	47	2,333

Effect of the Merger on Our Executive and Director Compensation Arrangements

In connection with the merger, we obtained release agreements from each of Michael M. Wick, M.D., Ph.D., Gail L. Brown, M.D., William P. Kaplan, Esq., Steven R. Schow, Ph.D., and Wendy K. Wee to release any potential claims against MabVax Therapeutics with respect the termination of their employment with or service to MabVax Holdings, including all claims under the Severance Plan, and provided that each would resign from their respective officer positions upon the consummation of the merger in exchange for cash payments as provided below:

Participants	Severance and Release Payment Amount
Michael M. Wick, M.D., Ph.D.	$172,000
Gail L. Brown, M.D.	$136,000
William P. Kaplan, Esq.	$118,000
Steven R. Schow, Ph.D.	$120,000
Wendy K. Wee	$118,000

On July 8, 2014, in connection with the merger, MabVax Holdings assumed all of the duties, obligations and liabilities of MabVax under (i) the employment agreements with J. David Hansen, dated July, 7, 2014, or the Hansen Employment Agreement, (ii) the employment agreement with Gregory P. Hanson, dated July, 7, 2014, or the Hanson Employment Agreement, and (iii) the employment agreement with Wolfgang W. Scholz, Ph.D., dated July, 7, 2014, or the Scholz Employment Agreement.

Hansen Employment Agreement

The Hansen Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Mr. Hansen or MabVax Holdings at least 60 days prior to the end of the term. Under the terms of his agreement, Mr. Hansen is currently entitled to receive a base salary of $315,660.29. Mr. Hansen is also entitled to an annual bonus, based on certain performance-based objectives established by the Compensation Committee of the Board.

The Hansen Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Hansen Employment Agreement) by MabVax Holdings, with Good Reason (as defined in the Hansen Employment Agreement ), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Hansen or at either party’s election not to renew the employment agreement. In the event the Hansen Employment Agreement is terminated as a result of Mr. Hansen’s death, Mr. Hansen’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to one year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Hansen Employment Agreement is terminated by MabVax Holdings for Disability or without Cause, by Mr. Hansen for Good Reason, non-renewal by MabVax Holdings or in connection with a Change in Control, Mr. Hansen would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Mr. Hansen obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Mr. Hansen’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by MabVax Holdings for Cause, without Good Reason by Mr. Hansen, or the parties elect not to renew the agreement, Mr. Hansen will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Hansen Employment Agreement.

Hanson Employment Agreement

The Hanson Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Mr. Hanson or us at least 60 days prior to the end of the term. Under the terms of his agreement, Mr. Hanson is currently entitled to receive a base salary of $215,000. Mr. Hanson is also entitled to an annual bonus, based on certain performance-based objectives established by our Chief Executive Officer. In addition, MabVax Therapeutics previously granted Mr. Hanson options which are currently exercisable to purchase up to 155,630 (19,453 post Reverse Split) shares of MabVax Holdings common stock at an exercise price of $1.012 ($8.096 post Reverse Split) under the terms of the MabVax Holdings 2014 Employee, Director and Consultant Equity Incentive Plan as assumed by MabVax Holdings pursuant to the Merger Agreement.

The Hanson Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Hansen Employment Agreement) by MabVax Holdings, with Good Reason (as defined in the Hanson Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Hanson or at either party’s election not to renew the employment agreement. In the event the Hanson Employment Agreement is terminated as a result of Mr. Hanson’s death, Mr. Hanson’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Hanson Employment Agreement is terminated by MabVax Holdings for Disability or without Cause, by Mr. Hanson for Good Reason, non-renewal by MabVax Holdings or in connection with a Change in Control, Mr. Hanson would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Mr. Hanson obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Mr. Hanson’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by MabVax Holdings for Cause, without Good Reason by Mr. Hanson, or the parties elect not to renew the agreement, Mr. Hanson will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Hanson Employment Agreement.

Scholz Employment Agreement

The Scholz Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Dr. Scholz or MabVax Holdings at least 60 days prior to the end of the term. Under the terms of his agreement, Dr. Scholz is currently entitled to receive a base annual salary of $213,803. Dr. Scholz is also entitled to an annual bonus, based on certain performance-based objectives established by MabVax Holdings.

The Scholz Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Scholz Employment Agreement) by MabVax Holdings, with Good Reason (as defined in the Scholz Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Mr. Scholz or at either party’s election not to renew the employment agreement. In the event the Scholz Employment Agreement is terminated as a result of Dr. Scholz’s death, Dr. Scholz’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Scholz Employment Agreement is terminated by MabVax Holdings for Disability or without Cause, by Dr. Scholz for Good Reason, non-renewal by MabVax Holdings or in connection with a Change in Control, Dr. Scholz would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Dr. Scholz obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Dr. Scholz’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by MabVax Holdings for Cause, without Good Reason by Dr. Scholz, or the parties elect not to renew the agreement, Dr. Scholz will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Scholz Employment Agreement.

Maffuid Employment Agreement

On July 21, 2014, we entered into an Employment Agreement with Paul Maffuid, Ph.D., or the Maffuid Employment Agreement. The Maffuid Employment Agreement has an initial term of 3 years, with an option to renew or extend the terms if notice is provided by either Dr. Maffuid or MabVax Holdings at least 60 days prior to the end of the term. Under the terms of his agreement, Dr. Maffuid is currently entitled to receive a base salary of $225,000. Dr. Maffuid is also entitled to an annual bonus, based on certain performance-based objectives established by MabVax Holdings’ Chief Executive Officer. In addition, MabVax Holdings previously granted Dr. Maffuid options to purchase up to 111,164 (13,895 post Reverse Split) shares of MabVax Holdings common stock at an exercise price of $1.06 ($8.48 post Reverse Split) per share under the terms of the Amended and Restated MabVax Holdings 2014 Employee, Director and Consultant Equity Incentive Plan which was assumed by MabVax Holdings pursuant to the Merger Agreement.

The Maffuid Employment Agreement may be terminated upon death, disability, and with or without Cause (as defined by the Maffuid Employment Agreement) by MabVax Holdings, with Good Reason (as defined in the

Maffuid Employment Agreement), with or without Cause and upon a Change in Control (as defined in the Employment Agreement), by Dr. Maffuid or at either party’s election not to renew the employment agreement. In the event the Maffuid Employment Agreement is terminated as a result of Dr. Maffuid’s death, Dr. Maffuid’s authorized representative shall be entitled to receive all Accrued Obligations (as defined in the employment agreement), full acceleration of vesting of all issued and outstanding stock options, benefits for up to 1 year, any unpaid annual bonus amounts and a pro rata bonus payment. In the event the Maffuid Employment Agreement is terminated by MabVax Holdings for Disability or without Cause, by Dr. Maffuid for Good Reason, non-renewal by MabVax Holdings or in connection with a Change in Control, Dr. Maffuid would be entitled to receive all Accrued Obligations, full acceleration of vesting of all issued and outstanding stock options, unpaid bonus amounts, benefits for up to one year or until Dr. Maffuid obtains coverage through subsequent employment (whichever is earlier) and severance payments equal to Dr. Maffuid’s annual base salary payable in 12 equal monthly installments. In the event the employment agreement is terminated by MabVax Holdings for Cause, without Good Reason by Dr. Maffuid, or the parties elect not to renew the agreement, Dr. Maffuid will be entitled to payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangement during the 30 day period following the termination of the Maffuid Employment Agreement.

Amended and Restated Director Compensation Policy

On September 8, 2014, our Board of Directors, acting on the recommendation of our compensation committee, amended and restated our Non-Employee Director Compensation Policy, or the Policy, to revise the compensation arrangements with respect to members of the Board of Directors who are not an employees of, or compensated consultants to MabVax Holdings or any of its affiliates, each such director, an Outside Director.

Under the Policy, each Outside Director receives, non-qualified stock options to purchase up to 6,947 (55,582 pre-split) shares of our common stock pursuant to MabVax’s 2014 Employee, Director and Consultant Equity Incentive Plan, or the Stock Plan, each year on the yearly anniversary of the Outside Director’s first date of service as an Outside Director. Unless otherwise specified by the Board of Directors or the Compensation Committee at the time of grant, all annual option grants to purchase shares of our common stock granted under the Policy will (i) vest one year from the date of the grant, subject to the Outside Director’s continued service on the Board of Directors, and (ii) have an exercise price equal to the fair market value of our common stock as determined in the Stock Plan on the date of grant.

Each newly appointed or elected Outside Director is also granted a non-qualified stock option to purchase up to 11,116 (88,931 pre-split) shares of our common stock on the date of his or her initial appointment or election to our Board of Directors. Unless otherwise specified by our Board of Directors or the compensation committee at the time of grant, these initial option grants will (i) be fully vested on the date of the grant, and (ii) have an exercise price equal to the greater of (x) $4.48 ($0.56 pre-split) per share or (y) the fair market value of shares of our common stock as determined in the Stock Plan on the date of grant.

Outside Directors will also receive annual cash payments of $12,000 payable on a monthly pro-rata basis and will receive cash payments of $1,250 per meeting attended in person and $750 per meeting attended telephonically.

TRANSACTIONS WITH RELATED PERSONS

We entered into Separation and Release Agreements and are and were parties to the employment agreements with each of our officers as set forth in the section entitled “Executive and Director Compensation” on page 61. Pursuant to our audit committee charter, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us has or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 6, 2014, for (a) our named executive officers, (b) each of our directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of October 6, 2014 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the tables. Except as indicated in footnotes to these tables, we believe that the stockholders named in these tables have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders, except to the extent authority is shared by spouses under applicable common property laws.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock
5% Stockholders
RTP Venture Fund (1)	445,473	20.26%
Biomark Capital Fund IV, L.P. (9)	197,901	9.07%

Total 5% stockholders	643,374	29.33%

Directors and Executive Officers
J. David Hansen (2)	90,145	4.09%
Gregory P. Hanson	—	*
Philip O. Livingston, M.D. (1)	445,473	20.26%
Robert E. Hoffman (3)	11,116	*
Jeffrey Ravetch, M.D., Ph.D. (4)	11,116	*
Wolfgang W. Scholz, Ph.D. (5)	64,265	2.92%
Michael M. Wick, M.D., Ph.D. (6)	13,746	*
Paul V. Maier (7)	11,116	*
Kenneth M. Cohen (8)	11,116	*
Paul W. Maffuid, Ph.D.	—	*

All executive officers and directors as a group (10 persons)	658,093	29.93%

*	Less than 1%.
(1)	Consists of (i) 307,656 shares held by RTP Venture Fund, (ii) 110,147 shares held by Philip O. Livingston, (iii) 12,734 shares held by the Joan L. Tweedy 2011 Revocable Trust, or the Tweedy Trust, and (iv) 15,196 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014) held by Philip O. Livingston. Voting and dispositive decisions of RTP Venture Fund, LLC are made by Philip Livingston, and Philip O. Livingston is a trustee of the Tweedy Trust. The address for RTP Venture Fund, LLC is 156 E. 79th Street, Apt. 6C, New York, NY 10075.
(2)	Includes 23,447 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(3)	Includes 11,116 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(4)	Includes 11,116 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(5)	Includes 14,241 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(6)	Includes 195 shares held by Dr. Wick’s spouse.

(7)	Includes 11,116 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(8)	Includes 11,116 shares subject to options exercisable within 60 days of October 6, 2014 (December 5, 2014).
(9)	The address for Biomark Capital Fund IV, L.P. is 537 Steamboat Road Greenwich, CT 06830.

The determination that there were no other persons, entities or groups known to us to beneficially own more than 5% of our outstanding common stock was based on a review of all statements filed with respect to us since the beginning of the past fiscal year with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of our common stock and preferred stock. The following description does not purport to be complete and is subject to, and qualified in its entirety by, (i) our amended and restated certificate of incorporation incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on September 9, 2014 (File No. 000-31265), as supplemented by the Certificate of Amendment to Amended and Restated Certificate of Incorporation incorporated herein by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on September 9, 2014 (File No. 000-31265), Series A-1 certificate of designations incorporated herein by reference to Exhibit A to Amendment No. 2 attached as Exhibit 2.1 of our Current Report on Form 8-K filed on July 9, 2014 (File No. 000-31265), our Series B certificate of designations incorporated herein by reference to Exhibit A to the Omnibus Amendment attached as Exhibit 10.1 to our Current Report on Form 8-K filed on July 9, 2014 (File No. 000-31265), and our Series C certificate of designations incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on September 3, 2014 (File No. 000-31265) (ii) by our bylaws incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K filed on December 14, 2007 (File No. 333-33868), and (iii) by applicable law. The terms of our common stock and preferred stock may also be affected by Delaware law.

Authorized Capital Stock

Our authorized capital stock consists of 150 million shares of common stock, $0.01 par value, and 15 million shares of preferred stock, $0.01 par value. As of October 6, 2014, there were 2,183,032 shares of common stock outstanding, 2,762,841 shares of Series A-1 Preferred Stock outstanding, 1,250,000 shares of Series B Preferred Stock outstanding and 118,970 shares of Series C Preferred Stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock and preferred stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of MabVax Holdings, holders of our common stock are entitled to share ratably together with the holders of our Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

MabVax Therapeutics Common Stock Financing

Prior to the merger, on July 3, 2014 and July 8, 2014, MabVax Therapeutics issued shares of MabVax Therapeutics common stock for gross aggregate proceeds of approximately $3,000,000 in a private placement pursuant to Section 4(a)(2) and Regulation D of the Securities Act with certain institutional investors, or the MabVax Private Placement, pursuant to a Securities Purchase Agreement, dated July 3, 2014, by and among MabVax Therapeutics and certain institutional investors, or the MabVax Purchase Agreement. Pursuant to the MabVax Purchase Agreement, MabVax agreed to issue the purchasers participating in the MabVax Private Placement prior to the closing of the merger with MabVax Holdings additional “anti-dilution” shares of MabVax Therapeutics common stock, for no additional consideration should MabVax sell shares of its common stock in the future at a price lower than $2.54 per share (or $9.14 after giving effect to the merger and the Reverse Split) prior to the first to occur of (x) December 31, 2015 and (y) the date on which MabVax Therapeutics raised an aggregate of $10,000,000. The number of additional shares would be calculated on a weighted average based on the price per share of equity securities sold by MabVax Therapeutics following the initial closing of the MabVax Private Placement and in no event would a purchaser be issued a number of additional shares of MabVax Therapeutics common stock in excess of 33% of the number of shares initially purchased by such purchaser. These shares of MabVax Therapeutics common stock issued in the MabVax Private Placement were converted into approximately 326,258 shares of our common stock in connection with the merger and after giving effect to the Reverse Split. We also assumed MabVax Therapeutics’s obligations with respect to the anti-dilution provisions in the merger so that these provisions now apply to sales of our common stock. The full text of the MabVax Purchase Agreement for the MabVax Private Placement is attached as Exhibit 10.14.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 15 million shares of preferred stock, in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of MabVax Holdings or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Private Placement of Series A-1 Preferred Shares and Warrants

Pursuant to the merger, we issued to MabVax Therapeutics’ stockholders, and assumed existing MabVax Therapeutics options and warrants that represented, an aggregate of approximately 9,349,841 (1,168,730 post Reverse Split) shares of our common stock, 2,762,841 shares of Series A-1 Preferred Stock, warrants to purchase up to an aggregate of 16,442,087 (2,055,260 post Reverse Split) shares of MabVax Holdings’ common stock, with an exercise price of $0.4524974 per share ($3.6199792 post Reverse Split) and expiring on July 10, 2023 and options exercisable into 1,743,030 (217,879 post Reverse Split) shares of our common stock in a private placement transaction pursuant to exemptions available pursuant to Section 4(a)(2) and Regulation D of the Securities Act.

Each share of Series A-1 Preferred Stock is convertible, at any time at the option of the holder thereof, into a number of shares of our common stock equal to the stated value of $1.676708 divided by the conversion price then in effect (which conversion price is initially equal to $0.377081 or $0.047135 post Reverse Split). The stated value is subject to adjustment by an amount equal to all accrued but unpaid dividends on the Series A-1 Preferred Stock, unless we have elected to pay the dividend amount in cash prior to or in connection with a conversion. The conversion price of the Series A-1 Preferred Stock is subject to full ratchet anti-dilution protection such that, in the event we issue shares of common stock or securities convertible into shares of common stock at an effective per share price less than the conversion price then in effect, the conversion price shall be reduced to the effective price per share equal to the effective price per share of such additional shares of common stock. The Series A-1 Preferred Stock is also entitled to one vote per share on an as-converted to common basis on matters presented to our stockholders subject to the 4.99% ownership limitation described below. In addition Jeffrey Ravetch was designated as the Series A Director in the Series A-1 certificate, and certain actions will require the consent of such director, or his successor, as provided in the Series A-1 certificate. The Series A-1 certificate further provides that we must obtain the Series A-1 holders’ consent, which holders must include Hudson Bay IP Opportunities Master Fund L.P., to, among other things, (i) create or issue additional or other capital stock or securities exchangeable for or convertible or exercisable into capital stock pari passu with or senior to the Series A-1 Preferred Stock; (ii) reclassify, alter or amend any of our existing securities that is pari passu with the Series A-1 Preferred Stock, (iii) change the authorized number of shares of our capital stock; (iv) create or issue debt securities; (v) authorize or effect payment of dividends or distributions on our capital stock; (vi) authorize or effect fundamental transactions or liquidation events; (vii) amend or repeal our charter documents; (viii) amend, alter or repeal preferences, special rights or other powers of the Series A-1 Preferred Stock; (ix) avoid the observance or performance of the terms of the Series A-1 certificate of designations; (x) effect any change in our principal business; and (xi) agree to restrict our ability to pay dividend or redeem our securities.

In addition, the Series A-1 holders are entitled to accruing dividends in arrears at a rate of 8% per annum on the stated value and will receive dividends made to the holders of our common stock to the same extent as if such Series A-1 holders had converted their Series A-1 preferred stock into our common stock. However, upon a Liquidation Event (as defined in the Series A-1 certificate of designations), the Series A-1 holders will be entitled to a liquidation preference, prior to any distribution of our assets to the holders of our common stock and on a pari passu basis with the holders of Series B Preferred Stock, in an amount equal to the sum of $1.676708 per share, subject to adjustments, plus all accrued and unpaid dividends. After payment to the Series A-1 holders of the full preferential amount, the Series A-1 holders will have the right to participate in the distribution of our remaining assets.

The Series A-1 Preferred Stock and the warrants issued in connection with the merger contain limitations that prevent the holder of any of our preferred stock or warrants issued in connection with the merger from acquiring shares upon conversion of our convertible securities that would result in the number of shares beneficially owned by it and its affiliates exceeding 4.99% of the total number of shares of our common stock then issued and outstanding immediately following such conversion. The full text of the Series A-1 certificate and form of warrant issued in the merger are attached as Exhibits 3.1 and 10.32, respectively.

Prior to the merger and in connection with the sale of its Series C-1 convertible preferred stock, MabVax Therapeutics entered into a Registration Rights Agreement on February 12, 2014 with the persons and entities set forth on the signature pages thereto, or the MabVax Rights Agreement. Pursuant to the MabVax Rights Agreement, MabVax Therapeutics granted holders of its Series C-1 convertible preferred stock certain registration rights, including demand and piggy back registration rights as more fully described in the MabVax Rights Agreement. In connection with the merger, and as further described in the Merger Agreement, we assumed MabVax Therapeutics’ registration obligations under the MabVax Registration Rights Agreement. These rights are now held by the holders of Series A-1 Preferred Stock. The full text of the MabVax Registration Rights Agreement is attached as Exhibit 4.4.

The preamble of the warrants contains limitations prohibiting the warrant holders from exercising the Merger Warrants prior to the one year anniversary of the Closing Date, or July 8, 2015. On or about September 3, 2014, we sent the Waiver Letter, waiving, on a limited basis, the requirement set forth in the preamble of the warrants that the warrants not be exercised until July 8, 2015 and permitting the warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the Waiver Period. The Waiver Letter also provides that, with respect to exercises pursuant to the Waiver Letter during the Waiver Period, the number of shares of our common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Letter rather than the formula set forth in Section 1(d) of the warrants. Approximately 233,998 shares of our common stock were issued upon exercise of warrants pursuant to the Waiver Letter.

On September 30, 2014, we sent the Waiver Extension Letter to the holders of our issued and outstanding Merger Warrants, waiving again, on a limited basis, the provision set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015 and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the Waiver Extension Period. The Waiver Extension Letter also provided that, with respect to exercises pursuant to the Waiver Extension Letter during the Waiver Extension Period, the number of shares of our common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Extension Letter rather than the formula set forth in Section 1(d) of the Merger Warrants.

The securities issued by us in connection with the merger were issued pursuant to the private placement exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506(b) of Regulation D, promulgated by SEC.

Private Placement of Series B Preferred Shares and Warrants

On May 12, 2014, we entered into the Series B Purchase Agreement, with certain purchasers identified on the signature pages thereto, or the Purchasers, pursuant to which we agreed to issue and sell to the Purchasers, subject to customary closing conditions, an aggregate of 1,250,000 shares Series B Preferred Stock and warrants to purchase up to an additional 625,000 (78,125 post Reverse Split) shares of our common stock, with an aggregate purchase price of $2,500,000, or $2.00 for each share of Series B Preferred Stock and related warrant, such transactions collectively, the Series B Private Placement.

On May 8, 2014, MabVax Holdings filed a Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock with the Secretary of State of the State of Delaware, or the Series B certificate of designations. Holders of Series B Preferred Stock are entitled to cumulative dividends on each share held at a rate of 8% per annum on the Stated Value (as defined in the Series B certificate of designations). Upon a liquidation event, the holders of the Series B Preferred Stock are entitled to a liquidation preference per share, prior to any distribution of MabVax Holdings’ assets to the holders of common stock and on a pari passu basis with the holders of Series A-1 Preferred Stock, in an amount equal to the Stated Value plus accrued and unpaid dividends. After payment to the holders of the Series B Preferred Stock and Series A-1 Preferred Stock of the full preferential amount, the holders of the Series B Preferred Stock are entitled to share ratably together with the holders of our common stock, Series A-1 Preferred Stock and Series C Preferred Stock in all assets remaining after payment of liabilities. Each holders of the Series B Preferred Stock may elect to convert their Series B Preferred Stock into shares of common stock at the applicable conversion rate in effect at the time of such conversion. However, the holders of Series B Preferred Stock may not effect conversion of the Series B Preferred Stock to the extent such conversion would result in the beneficial owner together with its affiliates acquiring beneficial ownership of more than 4.99% of our outstanding common stock post-conversion, including any shares of common stock issuable upon exercise or conversion of other convertible securities held by such beneficial owner together with its affiliates. Such conversion price will be subject to adjustment from and after the earlier of: (i) the date that some or all of the Series B Registrable Securities (as defined below) have become registered pursuant to an effective registration statement and (ii) six months after the closing date of the Series B Private Placement at which time the conversion price of the Series B Preferred Stock shall equal the lower of (a) the initial conversion price and (b) 90% of the average of the 10 lowest weighted average prices of Common Stock during the 20 trading days immediately preceding the applicable date of the conversion.

The warrants issued in the Series B Private Placement become exercisable six months from the Series B Private Placement closing date, expire five years from the Series B Private Placement closing date and may be exercised for cash or otherwise may be net-exercised. The warrants issued in the Series B Private Placement had an initial per share exercise price of $3.33 ($26.64 post Reverse Split). On the 60th day following the earlier of (i) the date all of the shares underlying the warrants become registered pursuant to an effective registration statement and (ii) six months following the Series B Private Placement closing date, in each case, the Reset Date, the exercise price shall be subject to a one-time adjustment, after which equal the lower of (i) the current exercise price and (ii) 90% of the average of the 10 lowest weighted average prices of our common stock during the 20 trading days immediately preceding the Reset Date. The exercise price shall be subject to full ratchet anti-dilution adjustment for any issuances of our common stock and convertible securities for our common stock below the current exercise price, consistent with the terms of the Series B Preferred Stock.

In connection with the Series B Private Placement, we also entered into a Registration Rights Agreement with the Purchasers, or the Series B Registration Rights Agreement. Pursuant to the Series B Registration Rights Agreement, we agreed to file a registration statement with the SEC covering resales of the shares issuable upon exercise of the warrants issued in the Series B Private Placement and the shares issuable upon conversion of the

Series B Preferred Stock, together, the Series B Registrable Securities, by the Purchasers no later than 60 days following the closing date of the Series B Private Placement, and to use our commercially reasonable best efforts to have such registration statement declared effective as soon as practicable. We will bear all expenses of such registration of the resale of the Series B Registrable Securities. The full text of the Series B certificate, Series B Registration Rights Agreement, form of warrant are each attached as Exhibit 3.2, 4.2 and 10.33 respectively. We later entered into an agreement with the Purchasers to waive this deadline and the deadlines for MabVax Registration Rights Agreement to 5 days after receipt of a demand for registration if we are then eligible to file a registration statement on Form S-3 or 10 days after receipt of a demand for registration if we are not then eligible to file a registration statement on Form S-3. The Purchasers further agreed not to request registration pursuant to either the Series B Registration Rights Agreement or the MabVax Registration Rights Agreement earlier than September 8, 2014.

The securities issued by us pursuant to the Series B Purchase Agreement were issued pursuant to the private placement exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506(b) of Regulation D, promulgated by SEC.

Issuance of Series C Preferred Stock

On September 3, 2014, we entered into an Exchange Agreement with certain holders of our issued and outstanding common stock, or the Series C Exchange Agreement, pursuant to which these holders agreed to exchange approximately 1,189,700 (148,712 post Reverse Split) shares of our common stock for an aggregate of approximately 118,970 shares of our Series C Preferred Stock. The shares of Series C Preferred Stock issued pursuant to the Series C Exchange Agreement have been, or will be, upon settlement, issued in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act for securities exchanged by an issuer and an existing securityholder where no commission or other remuneration is paid or given directly or indirectly by the issuer for soliciting such exchange.

Holders of our Series C Preferred Stock are entitled to vote on an as converted basis on matters presented to our common stockholders and, upon liquidation, share in distributions on a pari passu basis with the holders of our common stock, Series A-1 Preferred Stock and Series B Preferred Stock in amounts available for distribution following payments required to be made to the holders of Series A-1 Preferred Stock and Series B Preferred Stock. Each share of Series C Preferred Stock is convertible into 1.25 shares of common stock subject to adjustment as set forth in the Series C Certificate of Designations. When and as declared by our Board of Directors, the holders of our Series C Preferred Stock are be entitled to receive dividends on an as converted basis (without regard to any limitations on conversion) with the holders of our common stock

Stock Options

As of September 15, 2014 there were approximately 351,000 shares of common stock reserved for issuance under our stock option plans residing in MabVax Therapeutics, Inc. prior to the merger, and after giving effect to the merger and Reverse Split. Of this number, approximately 229,000 shares are reserved for issuance upon exercise of outstanding options that were previously granted under our stock option plans, and 122,000 shares may be granted in the future under our stock option plans. Options outstanding from the stock option and stock purchase plans residing with Telik, Inc. prior to the merger are being evaluated, as all employees in Telik, Inc. prior to the merger have been terminated.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents. Our certificate of incorporation requires that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

•	substantially limits the use of cumulative voting in the election of directors;

•	provides for a board of directors, classified into three classes of directors;

•	provides that the authorized number of directors may be changed only by resolution of our board of directors;

•	Our board of directors may appoint new directors to fill vacancies or newly created directorships; and

•	authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice should be delivered not earlier than 120 days prior to the annual meeting nor later than the later of 90 days prior to such annual meeting or 10 days after the first public announcement of the date of such annual meeting. Our bylaws also limit who may call a special meeting of stockholders.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Listing

Our common stock is traded on the OTCQB marketplace under the symbol “MBVX.” On October 13, 2014, the last reported bid price for our common stock on OTCQB marketplace was $4.65 per share. As of October 6, 2014 we had approximately 104 stockholders of record. Commencing on October 10, 2014, our shares began trading under the new symbol “MBVX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 884-4225.

PLAN OF DISTRIBUTION

We are registering the resale of the shares of common stock issuable upon conversion of shares of our Series A-1 Preferred Stock to permit the resale of these shares of common stock by the holders of the shares of the Series A-1 Preferred Stock upon conversion of the Series A-1 Preferred Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible preferred shares or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $267,166 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities we are offering has been passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., San Diego, California.

EXPERTS

The financial statements of MabVax Therapeutics, Inc. as of December 31, 2013 and December 31, 2012, and for the years then ended and for the period from May 5, 2006 (Inception) through December 31, 2013, which included an explanatory paragraph about MabVax Therapeutics, Inc.’s ability to continue as a going concern included in this registration statement have been so included in reliance on the report of CohnReznick LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov, and on our website at http://www.mabvax.com. The information contained on our website is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on OTCQB marketplace under the symbol “MBVX.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s website or our website.

MabVax Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

MabVax Therapeutics, Inc.

We have audited the accompanying balance sheets of MabVax Therapeutics, Inc. (the “Company”), a development stage company, as of December 31, 2013 and 2012, and the related statements of operations, redeemable preferred stock and stockholders’ deficit and cash flows for the years then ended and for the period from May 5, 2006 (Inception) through December 31, 2013. MabVax Therapeutics, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MabVax Therapeutics, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended and for the period from May 5, 2006 (Inception) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and is dependent on additional financing to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

San Diego, California

May 12, 2014

MabVax Therapeutics, Inc.

(a Development Stage Company)

Balance Sheets

December 31, 2013 and 2012

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$354,254	$421,197
Grants receivable	—	19,845
Prepaid expenses – clinical operations	—	539,633
Prepaid expenses	44,408	57,469

Total current assets	398,662	1,038,144
Property and equipment, net	24,487	51,136
Other	14,285	14,285

Total assets	$437,434	$1,103,565

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Accounts payable	$66,977	$45,031
Accrued clinical operations and site costs	773,523	645,038
Accrued payroll and related	169,123	88,985
Related party liabilities	240,000	195,000
Other accrued expenses	24,963	41,329

Total current liabilities:	1,274,586	1,015,383

Commitments and contingencies

Preferred stock, $0.001 par value:
Series A redeemable convertible preferred stock, 2,956,240 shares authorized, 956,240 shares issued and outstanding as of December 31, 2013 and 2012 with liquidation preferences of $8,013,996 and $7,420,366 as of December 31, 2013 and 2012, respectively	5,787,906	5,787,906
Series B redeemable convertible preferred stock, 2,000,000 shares authorized, 891,485 and 480,928 shares issued and outstanding as of December 31, 2013 and 2012, respectively, with liquidation preferences of $6,509,866 and $3,324,518 as of December 31, 2013 and 2012, respectively	6,737,276	3,252,471

Total redeemable preferred stock	12,525,182	9,040,377

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized, 829,416 shares issued and outstanding as of December 31, 2013 and 2012	829	829
Additional paid-in capital	609,389	282,745
Deficit accumulated during development stage	(13,972,552)	(9,235,769)

Total stockholders’ deficit	(13,362,334)	(8,952,195)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$437,434	$1,103,565

See Notes to Financial Statements.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Statements of Operations

Years Ended December 31, 2013 and 2012 and

For the Period from May 5, 2006 (Inception) through December 31, 2013

	For the Years Ended December 31		Period from May 5, 2006 (Inception) through December 31, 2013
	2013	2012
Revenues:
Grants	$366,368	$1,357,073	$4,151,342
Other	—	—	29,850

Total revenues	366,368	1,357,073	4,181,192

Expenses:
Research and development	2,967,278	3,195,662	11,747,739
General and administrative	1,442,483	1,160,750	5,692,539

Total expenses	4,409,761	4,356,412	17,440,278

Loss from operations	(4,043,393)	(2,999,339)	(13,259,086)
Interest income	452	342	11,182
Other income (expense)	(30)	(580)	5,700
Interest expense	(2,000)	(33,062)	(38,536)

Net loss	(4,044,971)	(3,032,639)	(13,280,740)

Deemed dividend on beneficial conversion of
Series B preferred stock (See Note 4)	(691,812)	—	(691,812)

Net loss available to common stockholders	$(4,736,783)	$(3,032,639)	$(13,972,552)

See Notes to Financial Statements.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Statements of Redeemable Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2013 and 2012 and

For the Period from May 5, 2006 (Inception) through December 31, 2013

	Redeemable Convertible Preferred Stock							Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total Stockholders’ Deficit
	Series A		Series B			Common Stock
	Shares	Amount	Shares	Amount	Total	Shares	Amount
Issuance of common stock, $0.001 par value per share, to founders on May 5, 2006	—	$—	—	$—	$—	825,000	$825	$—	$—	$825
Issuance of Series A preferred stock, $0.001 par value per share, from March 5 to July 10, 2008 at $6.17 per share, net of issuance costs of $96,979	307,942	1,802,199	—	—	1,802,199	—	—	—	—	—
Issuance of Series A preferred stock from August 14 to December 2, 2009 at $6.17 per share, net of issuance costs of $3,573	162,076	996,427	—	—	996,427	—	—	—	—	—
Issuance of Series A preferred stock from February 17 to July 29, 2010 at $6.17 per share, net of issuance costs of $5,360	243,111	1,494,640	—	—	1,494,640	—		—	—	—
Issuance of Series A preferred stock from January 4 to July 26, 2011 at $6.17 per share, net of issuance costs of $5,360	243,111	1,494,640	—	—	1,494,640	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	181,546	—	181,546
Net loss from inception to December 31, 2011	—	—	—	—	—	—	—	—	(6,203,130)	(6,203,130)

Balance, December 31, 2011	956,240	5,787,906	—	—	5,787,906	825,000	825	181,546	(6,203,130)	(6,020,759)
Issuance of common stock upon exercise of stock options on January 20	—	—	—	—	—	4,416	4	465	—	469
Issuance of Series B preferred stock at $6.82 a share on November 2 in exchange for future services	—	—	91,642	625,000	625,000	—	—	—	—	—
Conversion of convertible debt into Series B preferred stock, $0.001 par value per share, on November 2, at $6.82 a share, including accrued interest of $28,922	—	—	187,673	1,278,922	1,278,922	—	—	—	—	—
Issuance of Series B preferred stock, on November 2 at $6.82 per share, net of issuance costs of $21,893	—	—	201,613	1,348,549	1,348,549	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	100,734	—	100,734
Net loss	—	—	—	—	—	—	—	—	(3,032,639)	(3,032,639)

Balance, December 31, 2012	956,240	5,787,906	480,928	3,252,471	9,040,377	829,416	829	282,745	(9,235,769)	(8,952,195)
Issuance of Series B preferred stock from February 1 to December 18 at $6.82 per share, net of issuance costs of $7,007	—	—	410,557	2,792,993	2,792,993		—	—	—	—
Deemed dividend related to beneficial conversion feature of series B preferred	—	—	—	691,812	691,812		—	—	(691,812)	(691,812)
Stock-based compensation	—	—	—	—	—	—	—	326,644	—	326,644
Net loss	—	—	—	—	—	—	—		(4,044,971)	(4,044,971)

Balance, December 31, 2013	956,240	$5,787,906	891,485	$6,737,276	$12,525,182	829,416	$829	$609,389	$(13,972,552)	$(13,362,334)

See Notes to Financial Statements.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Statements of Cash Flows

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

	For the Years Ended December 31,		Period from May 5, 2006 (Inception) through December 31, 2013
	2013	2012
Operating activities
Net loss	$(4,044,971)	$(3,032,639)	$(13,280,740)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	35,366	57,453	292,739
Stock-based compensation	326,644	100,734	608,924
Accrued interest on convertible debt	—	28,922	28,922
Increase (decrease) in cash resulting from changes in:
Grants receivable	19,845	105,764	—
Prepaid expenses – clinical operations	539,633	85,367	625,000
Prepaid expenses and other	13,061	(38,745)	(58,693)
Accounts payable	21,946	(10,061)	66,977
Accrued clinical operations and site costs	128,485	297,076	773,523
Accrued payroll	80,138	29,776	169,123
Related party liabilities	45,000	55,000	240,000
Other accrued expenses	(16,365)	10,942	24,963

Net cash used for operating activities	(2,851,218)	(2,310,411)	(10,509,262)

Investing activities
Purchases of property and equipment	(8,718)	(4,647)	(317,226)

Net cash used for investing activities	(8,718)	(4,647)	(317,226)

Financing activities
Proceeds from issuance of preferred stock, net of issuance costs	2,792,993	1,348,550	9,929,448
Proceeds from issuance of common stock			825
Issuance of convertible debt		1,250,000	1,250,000
Proceeds from exercise of stock options	—	469	469

Net cash provided by financing activities	2,792,993	2,599,019	11,180,742

Net change in cash and cash equivalents	(66,943)	283,961	354,254
Cash and cash equivalents at beginning of period	421,197	137,236	—

Cash and cash equivalents at end of period	$354,254	$421,197	$354,254

Supplemental disclosures:

Cash paid during the period for income taxes	$1,526	$1,550	$8,788

Issuance of Series B preferred stock for future services	$—	$625,000	$625,000

Conversion of debt to Series B preferred stock	$—	$1,278,922	$1,278,922

See Notes to Financial Statements.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Note 1 – Nature of operations and summary of significant accounting policies

Nature of operations and basis of presentation

MabVax Therapeutics, Inc., incorporated on May 5, 2006, is a biopharmaceutical company focused on the discovery, development and commercialization of novel and proprietary antibodies and vaccines for the treatment of a variety of cancers. The Company’s objective is to either independently or through one or more partnerships with cancer treatment centers, pharmaceutical and biopharmaceutical organizations identify drug development candidates derived from the Company’s antibody libraries.

As of December 31, 2013, the Company has devoted substantially all of its efforts to product development, raising capital and building infrastructure, and has not realized revenues from its planned principal operations. Accordingly, the Company is considered to be in the development stage.

Liquidity and Going Concern

The accompanying financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the accompanying financial statements, the Company has a net loss of $4,044,971, net cash used for operations of $2,851,218 and net cash used for investing activities of $8,718, for the year ended December 31, 2013. As of December 31, 2013, the Company also has an accumulated deficit of $13,972,552 and working capital deficit of $875,924.

In February 2014, the Company received $3.1 million in connection with the sale of Series C-1 Convertible Preferred Stock, and received a commitment that the Series C-1 investors would make up the difference in a subsequent financing of $3.0 million if the Company is unsuccessful in raising the full $3.0 million in the subsequent financing (the “Series C Purchase Agreement”). The terms of the agreement require the Company to maintain certain covenants prior to the subsequent financing in order to maintain the commitment. The Company cannot assure that it will be able to maintain all the covenants stated in the Series C Purchase Agreement. See Note 10.

The Company anticipates that it will continue to incur net losses into the foreseeable future as it: (i) continues to identify and advance a number of potential drug candidates into clinical and preclinical development activities, (ii) initiates manufacturing of its lead antibody candidate 5B1 and continues to fund its operations, and (iii) expands its corporate infrastructure, including the costs associated with potentially becoming a public company. Without additional funding, management believes that the Company will not have sufficient funds to meet its obligations beyond October 2014, unless the Company is able to raise additional capital, or maintain certain covenants associated with a $3.0 million commitment in connection with a subsequent financing of Series C preferred stock. These conditions give rise to substantial doubt as to the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to continue to fund its losses from operations and capital funding needs through equity or debt financings, strategic collaborations, licensing arrangements, asset sales, government grants or other arrangements. However, the Company cannot be sure that such additional funds will be available on reasonable terms, or at all. If the Company is unable to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013 possible, and/or suspend or curtail planned programs. In addition, if the Company does not meet its payment obligations to third parties as they come due, it may be subject to litigation claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

If the Company raises additional funds by issuing equity securities, substantial dilution to existing stockholders would result. If the Company raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict the Company’s ability to operate its business.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company minimizes its credit risk associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed Federally insured limits. The Company has not experienced any losses on such accounts.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, grants receivable, prepaid expenses and other assets, accounts payable, accrued expenses and related party payables, all of which are generally considered to be representative of their respective fair values because of the short-term nature of those instruments.

Grants receivable

Grants receivable at December 31, 2012 represent amounts due under several Federal contracts with the National Cancer Institute (the “NCI”), a division of the National Institutes of Health, or NIH (collectively, the “NIH Grants”). The Company considers the grants receivable to be fully collectible; accordingly, no allowance for doubtful amounts has been established. If amounts become uncollectible, they are charged to operations.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the lesser of the life of the lease or the life of the asset.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Impairment of long-lived assets

The Company evaluates its long-lived assets with definite lives, such as property and equipment, for impairment. The Company records impairment losses on long-lived assets used for operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets. There have not been any impairment losses of long-lived assets through December 31, 2013.

Research and development costs

Research and development expenses, which consist primarily of salaries and other personnel costs, clinical trial costs and preclinical study fees, manufacturing costs for non-commercial products, and the development of earlier-stage programs and technologies, are expensed as incurred when these expenditures have no alternative future uses. A significant portion of the development activities are outsourced to third parties, including contract research organizations. In such cases, the Company may be required to estimate related service fees incurred.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to basis differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2013 and 2012, all deferred tax assets were fully offset by a valuation allowance.

The Company accrues interest and penalties, if any, on underpayment of income taxes related to unrecognized tax benefits as a component of income tax expense in its statements of operations.

Revenue recognition

Revenue from grants are based upon internal and subcontractor costs incurred that are specifically covered by the grant, including a facilities and administrative rate that provides funding for overhead expenses. NIH Grants are recognized when the Company incurs internal expenses that are specifically related to each grant, in clinical trials at the clinical trial sites, by subcontractors who manage the clinical trials, and provided the grant has been approved for payment. U.S. Treasury grant awards are based upon internal research and development costs incurred that are specifically covered by the grant, and revenues are recognized when the Company incurs internal expenses that are related to the approved grant.

The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. Any amounts received by the Company pursuant to the NIH Grants prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Stock-based compensation

The Company’s stock-based compensation programs include grants of stock options to employees, consultants, non-employee directors and non-employees. Stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Note 2 – Property and equipment

Property and equipment consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Furniture and fixtures	$8,979	$4,597
Office equipment	21,850	21,850
Lab equipment	286,397	282,062

	317,226	308,509
Less accumulated depreciation and amortization	(292,739)	(257,373)

Totals	$24,487	$51,136

Depreciation expense for the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013 was $35,366, $57,453 and $292,739, respectively.

Note 3 – Significant agreements and contracts

Antibody License – On April 7, 2008, the Company entered into a license agreement, or the Antibody License, with the Sloan-Kettering Institute for Cancer Research (“SKI”), pursuant to which SKI granted the Company an exclusive, royalty-bearing, worldwide license under certain U.S. and foreign patents and patent applications owned or controlled by Memorial Sloan-Kettering Cancer Center, or MSKCC, or the MSKCC Patents, to access certain Biological Materials to develop, manufacture, use, market, sell, offer to sell, import and export certain products related to the development, manufacture, marketing and sale of antibody drugs. The Company will have the right to sublicense the foregoing rights granted under the MSKCC License. The Company paid $5,000 in connection with signing the agreement and will be obligated to pay additional milestones of up to approximately $2,650,000 to continue development leading to commercial sales. Royalties on future commercial sales are approximately 5%. Unless otherwise terminated in accordance with its terms, the SKI License will expire upon the expiration of the last to expire patent within the SKI Patents on a country-by-country basis.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Vaccine License – On June 30, 2008, the Company entered into a second license agreement (the “Vaccine License”) with SKI, pursuant to which SKI granted the Company an exclusive, royalty-bearing, worldwide license under certain U.S. and foreign patents and patent applications owned or controlled by SKI, or the SKI Patents, to develop, manufacture, use, market, sell, offer to sell, import and export certain products related to the development, manufacture, marketing and sale of therapeutic vaccines for the treatment of various cancers. Subject to certain limitations, the Company will have the right to sublicense the foregoing rights granted under the MSKCC License. The Company paid $50,000 in connection with signing the agreement and will be obligated to make further milestone payments of up to approximately $1.4 million if further advances continue that lead to commercial sales. Royalties on future commercial sales range between 3% and 5% depending on sales. Unless otherwise terminated in accordance with its terms, the MSKCC License will expire upon the expiration of the last to expire patent within the MSKCC Patents on a country-by-country basis.

NIH Grants

NCI Antibody Grant – In December 2008, the NCI awarded the Company a Small Business Technology Transfer Program grant to support the Company’s program to discover and develop novel fully-human antibody therapeutics to treat cancer from the lymphocytes of patients immunized with the Company’s licensed vaccines during clinical trials at Memorial Sloan-Kettering Cancer Center (the “NCI Antibody Grant”). The project period for Phase 1 of the grant award that approximates $200,000 covered a one-year period which commenced in September of 2008 and ended in August of 2009. The Company was awarded the Phase 2 portion of the grant, which amounted to approximately $1,105,000 and covered the period from August 2010 to July 2012. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. During the years ended December 31, 2013 and 2012, and for the period from May 5, 2006 (Inception) through December 31, 2013, the Company recorded $0, $416,166 and $1,104,717 of revenue associated with the NCI Antibody Grant, respectively.

NCI Sarcoma Vaccine Grant – In July 2010, the NCI awarded the Company a Small Business Innovation Research Program grant to support the Company’s program to conduct a Phase 2 clinical trial for a vaccine intended to prevent the recurrence of sarcoma (the “NCI Sarcoma Vaccine Grant”). The project period for Phase 1 of the grant award that approximates $150,000 covered a six-month period which commenced in August 2010 and ended in January 2011. The Company received the Phase 2 portion of the grant, which amounted to approximately $1,829,000 and covered the period from April 2011 to January 2013. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. During the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013, the Company recorded $201,355, $894,276, and $1,946,433 of revenue associated with the NCI Sarcoma Vaccine Grant, respectively.

NCI Neuroblastoma Vaccine Grant – In July 2012, the NCI awarded the Company a Small Business Innovation Research Program grant to support the Company’s program to manufacture the clinical material and develop an Investigational New Drug Application for a vaccine to prevent the recurrence of Neuroblastoma (the “NCI Neuroblastoma Vaccine Grant”). The project period for Phase 1 of the grant award that approximates $149,000 covered a six-month period that commenced in July 2012 and ended in December 2012. The Company applied for and received a one-year extension on the project. The Company records revenue associated with the NIH Grants as the related costs and expenses are incurred. During the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

December 31, 2013, the Company recorded $102,521, $46,632, and $149,152 of revenue associated with the NCI Neuroblastoma Vaccine Grant, respectively.

NCI PET Imaging Agent Grant – In September 2013, the NCI awarded the Company a Small Business Innovation Research Program Contract to support the Company’s program to develop a PET imaging agent for pancreatic cancer using a fragment of the Company’s 5B1 antibody (the “NCI PET Imaging Agent Grant”). The project period for Phase 1 of the grant award that approximates $250,000 covers a nine-month period which commenced in September 2013 and ends in June 2014. The total contract amount of approximately $1,749,000 supports research work through June 2016. The Company records revenue associated with the NCI PET Imaging Agent Grant as the related costs and expenses are incurred. During the year ended December 31, 2013, the Company recorded $62,492 of revenue associated with the NCI PET Imaging Agent Grant.

U.S. Treasury grants

During 2010, the U.S. Treasury awarded the Company two one-time grants totaling $488,958 for investments in qualifying therapeutic discovery projects under section 48D of the Internal Revenue Code. The grants cover reimbursement for qualifying expenses incurred by the Company in 2010 and 2009. The proceeds from these grants are classified in “Revenues – Grants.”

Note 4 – Redeemable convertible preferred stock

During March 5 to July 10, 2008, the Company entered into a Series A preferred stock purchase agreement pursuant to which the Company sold 307,942 shares for an aggregate receipt of $1,802,199 in cash, net of $96,979 in issuance costs, at a price per share of $6.17.

During August 14 to December 2, 2009, the Company entered into a Series A preferred stock purchase agreement pursuant to which the Company sold 162,076 shares for an aggregate receipt of $996,427 in cash, net of $3,573 in issuance costs, at a price per share of $6.17.

During February 17 to July 29, 2010, the Company entered into a Series A preferred stock purchase agreement pursuant to which the Company sold 243,111 shares for an aggregate receipt of $1,494,640 in cash, net of $5,360 in issuance costs, at a price per share of $6.17.

During January 4 to July 26, 2011, the Company entered into a Series A preferred stock purchase agreement pursuant to which the Company sold 243,111 shares for an aggregate receipt of $1,494,640 in cash, net of $5,360 in issuance costs, at a price per share of $6.17.

In November 2012, the Company sold 201,613 shares and entered into a Series B preferred stock purchase agreement pursuant to which the investor provided the Company with an aggregate of $1,348,549 in funds, net of issuance costs of $21,893, at a price per share of $6.82.

In early 2012, the Company issued convertible debt and received $1,250,000 in cash. The debt bears interest at a rate of 4% per annum and will mature upon the earlier of the one year anniversary of issuance or a sale of the Company unless redeemed prior to that date. The debt will be automatically converted upon a qualified financing event. In November 2012, the convertible debt holders elected to convert all convertible debt and accrued interest for $1,278,922, at a conversion rate of $6.82 for 187,673 shares of Series B preferred stock.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

In November 2012, the Company sold 91,642 shares and entered into a Series B preferred stock purchase agreement pursuant to which the investor provided the Company with a prepaid amount of $625,000 for future contract research services, which was recorded at a price per share of $6.82. At December 31, 2012, the prepaid services were $539,633. The prepaid balance was expensed in full during the year ended December 31, 2013.

During February 2013 through December 2013, the Company sold an additional 410,557 shares of Series B preferred stock in exchange for $2,792,993 in funds, net of issuance costs of $7,007. The Company also issued warrants to purchase an additional 194,281 shares of Series B preferred stock at an exercise price of $0.01 per share (the “Series B Warrant”). The Series B Warrant is exercisable immediately and has a term of five years. Because the Series B Warrant is immediately convertible at the option of the holder, the Company recorded a deemed dividend of $691,812 from the beneficial conversion feature associated with the issuance of the Series B convertible preferred stock and the Series B Warrant. In January 2014, the holders of the Series B Warrant exercised their rights to purchase 194,281 shares of Series B preferred stock for proceeds of $1,943.

The Company valued the warrants at fair value at the date the warrants were issued, using the Black-Scholes valuation model with the following assumptions; contractual term of five years, volatility of 86%, no dividend yield and a risk-free interest rate of 0.28%.

Conversion

The holders of Series A and Series B preferred stock may at any time voluntarily convert each share into a number of fully paid shares of common stock determined by dividing the liquidation preference (described below) by the initial conversion price of $6.17 and $6.82 per share, respectively. Conversion is subject to (a) proportional adjustment for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations and (b) a weighted average anti-dilution adjustment upon issuance of shares of common stock (or securities convertible into shares of common stock) at a price per share (or with a conversion or exercise price per share) less than the applicable conversion price, and subject to customary carve outs and exclusions.

Under the terms described for a mandatory conversion, all outstanding Series A and Series B preferred stock shall be automatically converted upon closing of a public offering in which the sale of common shares are at a purchase price of not less than $18.51 per share. In connection with the amendment and restatement of the Company’s Certificate of Incorporation in February 2014, the mandatory conversion provisions were revised to provide that all outstanding Series A and Series B shares shall be automatically converted into shares of Common Stock immediately prior to the date on which the shares of common stock are registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and upon the consummation of a merger by the Company into an entity with shares of common stock registered under the 1934 Act.

Dividends

As of December 31, 2013, the holders of Series A and B were entitled to cumulative cash dividends of 8% per annum, when and if declared by the Board of Directors. Such dividends are in preference to and prior to any payment of any dividend on common stock. If any dividend is declared and paid on any common stock, a dividend shall be declared and paid on Series A and B preferred stock on an “as converted” basis.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Cumulative preferred stock dividends, when and if declared, for Series A preferred stock totaled $2,114,818 and $1,521,188 ($2.21 and $1.59 per share) and for Series B preferred stock totaled $430,944 and $45,596 ($0.48 and $0.09 per share) as of December 31, 2013 and 2012, respectively. Since its Inception through December 31, 2013, no dividends have been declared by the Board of Directors.

In February 2014, the holders of Series A and B preferred stock waived any rights to all accrued dividends they may have had a right to receive and amended the Company’s Certificate of Incorporation to eliminate their right to accrue dividends in the future as an inducement to buyers in the Series C-1 Preferred Stock Financing (See Note 10).

Redemption

As of December 31, 2013, the holders of a majority interest of the Series A and B preferred stock held a right to redeem (the “Redemption Right”), at any time on or after the fifth anniversary of the issuance date, upon request of at least 60% of the holders, all of their preferred stock at a redemption price of $6.17 and $6.82 per share of Series A and B preferred stock, respectively, exclusive of dividends. Due to these terms, the Company has classified all of the preferred stock as mezzanine equity (outside of permanent equity) as of December 31, 2013 and 2012. Subsequently in March 2014, the majority of holders or more than 60% of the Series A and B shareholders agreed by letter commitment to the Company to relinquish the Redemption Right (See Note 10).

Liquidation preference

As of December 31, 2013, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series A and B stockholders shall be paid an amount equal to $6.17 and $6.82 per share, respectively, plus all declared and unpaid dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the Series A and B liquidation preference, any remaining assets of the Company available for distribution to stockholders shall be distributed to all stockholders of the Company with holders of preferred stock participating on an as converted basis without actually converting their preferred stock into common stock.

In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably first to the holders of Series B redeemable convertible preferred stock, second to the holders of Series A redeemable convertible preferred stock and third on a pro rata basis to all stockholders of the Company on an as-converted basis.

Subsequently in March 2014, the Series A and B stockholders subordinated their liquidation preference to Series C stockholders, as an incentive for the Series C stockholders to make an investment in the Company (See Note 10).

Voting rights

Each holder of Series A and Series B redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares are convertible.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Note 5 – Related party transactions

The Company incurred consulting fees with a former employee who is a current board member and consulting fees with another founder of the Company during the years December 31, 2013 and 2012. For the years ended December 31, 2013 and 2012, the Company owed these individuals approximately $240,000 and $195,000, respectively. For the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013, expenses charged to the related parties were approximately $45,000, $55,000 and $240,000, respectively. In February 2014, the Company issued 160,000 shares of common stock to the related parties in exchange for cancellation of $240,000 in related party liabilities for consulting services.

Note 6 – Stockholders’ deficit

Common stock

In May 2006, in conjunction with the founding of the Company, 825,000 shares of common stock were issued to founders, at $0.001 a share, for total consideration of $825 in cash.

In January 2012, the Company issued 4,416 shares of common stock to an employee who exercised fully vested stock options to purchase common stock for $469 having an intrinsic value of $4,990 at the time of exercise.

Stock Incentive Plan

In September 2008, the Company’s stockholders approved the 2008 Stock Incentive Plan (the “Stock Plan”) which became effective in September 2008 and under which 235,714 shares of the Company’s common stock were initially reserved for issuance to employees, non-employee directors and consultants of the Company. In November 2012, the Company increased the authorized shares under the plan to 560,947. The Stock Plan provides for the grant of incentive stock options, non-incentive stock options, stock appreciation rights, restricted stock awards, and restricted stock unit awards to eligible recipients. The maximum term of options granted under the Stock Plan is ten years. Employee option grants will generally vest 25% on the first anniversary of the original vesting date, and the balance vests monthly over the next three years. The vesting schedules for grants to non-employee directors and consultants will be determined by the Company’s Compensation Committee. Stock options are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

The following table summarizes stock option activity as of December 31, 2013 and 2012, and the changes for the years then ended:

	Options Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2011	200,500	$0.21
Options granted	20,500	0.40
Options canceled	(5,584)	0.40
Options exercised	(4,416)	0.11

Outstanding at December 31, 2012	211,000	0.23
Options granted	336,000	0.40
Options canceled	—	—
Options exercised	—	—

Outstanding and expected to vest at December 31, 2013	547,000	$0.33	$1,755,870

Vested and exercisable at December 31, 2013	186,958	$0.21	$622,570

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. The fair value of employee stock options was estimated at the grant dates using the following assumptions:

	Year Ended December 31,
	2013	2012
Weighted-average grant date fair value	$3.26	$1.86
Dividend yield	—	—
Volatility	86%	80%
Risk-free interest rate	0.57%	0.87%
Expected life of options	5.0 years	5.0 years

The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. Due to the Company’s limited historical data, the estimated volatility incorporates the historical and implied volatility of comparable companies whose share prices are publicly available. The risk-free interest rate assumption was based on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The weighted average expected life of options was estimated using the comparable companies.

The total stock-based compensation recorded as research and development expenses was $166,796, $59,112 and $327,846 for the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013, respectively. The total stock-based compensation recorded as general and administrative expenses was $159,848, $41,622 and $281,078 for the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013, respectively.

The weighted average remaining contractual life of stock options outstanding at December 31, 2013 is 8.1 years.

The total unrecognized compensation cost related to unvested stock option grants as of December 31, 2013 was $907,827 and the weighted average period over which these grants are expected to vest is 1.8 years.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Common stock reserved for future issuance

Common stock reserved for future issuance consists of the following at December 31, 2013:

Common stock reserved for conversion of preferred stock	2,253,391
Common stock options outstanding	547,000
Authorized for future grant or issuance under the Stock Plan	9,531

Total	2,809,922

Note 7 – Commitments and contingencies

Litigation

In the normal course of business, the Company may be named as a defendant in one or more lawsuits. Management is currently not aware of any pending lawsuits.

Operating lease

The Company leases its corporate office and laboratory space under an operating lease that, as amended on August 1, 2010, expires on July 31, 2015. The lease contains an option to cancel at various dates prior to the termination date by paying a cancellation penalty. Through the end of the five-year lease term, the lease provides for an average monthly base rent of $10,843 in 2014 and $11,017 in 2015 until the end of the lease. The Company has provided a refundable security deposit of $11,017 to secure its obligations under the lease, which has been included in other assets in the accompanying financial statements.

Minimum future annual operating lease obligations are as follows for the years ending December 31:

Operating Lease

2014	$130,117
2015	77,117

$207,234

Rental expense for the years ended December 31, 2013 and 2012 and for the period from May 5, 2006 (Inception) through December 31, 2013 under the above lease totaled $138,783, $130,077 and $633,237, respectively.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Note 8 – Income taxes

The components of the provision for income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current:
Federal	$—	$—
State	—	—

	—	—

Deferred:
Federal	—	—
State	—	—

	—	—
Less valuation allowance	—	—

Income tax expense	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows as of December 31, 2013 and 2012:

	2013	2012
Deferred tax assets:
Net operating loss carryforwards and credits	$4,932,000	$3,474,000
Tax credits	90,000	—
Accrued expenses and other	35,500	40,900

Total deferred tax assets	5,057,500	3,514,900
Less valuation allowance	(5,057,500)	(3,514,900)

Net deferred tax assets	$—	$—

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the Company’s deferred tax assets, the Company maintains a valuation allowance of $5,057,500 against its deferred tax assets as of December 31, 2013. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

As of December 31 2013, the Company had net operating loss carryforwards of approximately $12,376,000 and $12,416,000 for Federal and state income tax purposes, respectively. These may be used to offset future taxable income and will begin to expire in varying amounts in 2028 to 2033. The Company also has research and development credits of approximately $77,000 and $13,000 for Federal and state income tax purposes, respectively. The Federal credits may be used to offset future taxable income and will expire in 2033. The state credits may be used to offset future taxable income, and such credits carryforward indefinitely.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

The Company is subject to taxation in the U.S. and California jurisdictions. Currently, no historical years are under examination. The Company’s tax years ending December 31, 2013 and 2012 are subject to examination by the U.S. and state taxing authorities due to the carryforward of unutilized net operating losses and research and development credits.

Utilization of the Company’s net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to an “ownership change” that may have occurred, or that could occur in the future, as defined and required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards and research and development credit carryforwards, and other tax attributes that can be utilized annually to offset future taxable income and tax, respectively. Any limitation may result in the expiration of a portion of the net operating loss carryforwards or research and development credit carryforwards before utilization.

In general, an “ownership change” results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. The Company intends to complete a study in the future to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation, and will complete such study before the use of any of the aforementioned attributes.

The provision for income taxes differs from the amount computed by applying the U.S. Federal statutory tax rate (34% in 2013 and 2012) to income taxes as follows:

	2013	2012
Tax benefit computed at 34%	$(1,375,300)	$(1,031,100)
State tax provision, net of Federal tax benefit	(227,400)	(170,100)
Change in valuation allowance	1,542,600	1,167,300
Other	60,100	33,900

Tax provision (benefit)	$—	—

Note 9 – 401(k) plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under Federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. From May 5, 2006 (Inception) through December 31, 2013, no such contributions were made.

Note 10 – Subsequent events

GigaGen, Inc. agreement

In January 2014, the Company entered into a Material Transfer Agreement with GigaGen, Inc. that is directed to a project for the evaluation of human immune responses to vaccination against specific cancer antigens (the “GigaGen Agreement”). MabVax will provide certain materials and GigaGen will use its proprietary technology to analyze the immune response and identify novel human antibody sequences. Each

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013 company is responsible for its own expenses. No funds were transferred to either party, and there are no other financial obligations stated in the GigaGen Agreement. Unless otherwise terminated in accordance with its terms, the GigaGen Agreement will expire upon the one-year anniversary.

Sialix, Inc. Letter agreement

In January 2014, the Company signed a Letter Agreement (the “Letter Agreement”) with Sialix, Inc. (“Sialix”) which modified certain terms of a Material Transfer Agreement (“MTA”) which the Company entered into in December 2013. Under the MTA, the Company provided certain antibody materials for testing and evaluation by Sialix. The Letter Agreement provided that MabVax would not provide the same materials to a third-party for the six-month period in which Sialix is conducting their testing. No funds were transferred to either party, and there are no other financial obligations in the Letter Agreement. The Letter Agreement will terminate at the end of July 2014 and the MTA will terminate in December 2014.

Series C preferred stock purchase agreement

On February 12, 2014, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and issued 3,697,702 shares of Series C-1 convertible preferred stock, warrants to purchase 7,395,404 of common stock at approximately $1.01 a share (the “Common Warrants”) and warrants to purchase 1,848,851 shares of Series C-1 convertible preferred stock at $0.84 a share (the “C-1 Warrants”), respectively, for aggregate gross proceeds of $3,100,000, net of issuance costs of $31,345 (the “Series C Financing”). The Common Warrants expire February 13, 2022, and the C-1 Warrants expire upon registration of the shares of common stock of the Company (or a successor entity) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with the Series C Financing, the Company agreed to use its reasonable best efforts to raise at least an additional $3,750,000 through the sale and issuance of shares of common stock initially intended to be at $4.19 per share (the “Subsequent Capital Raise”). Substantially all of the investors in the Series C-1 Financing executed a financing commitment letter (such letters, the “Financing Commitment Letters”) to purchase a pro rata number of shares of common stock at the purchase price of $4.19 per share, representing in the aggregate at least $750,000, subject to certain terms and conditions that the Company may or may not meet, including raising at least $3,000,000 from new investors in the Subsequent Capital Raise. In addition, each such commitment letter provides that, in the event that less than $3,000,000 from new investors in the Subsequent Capital Raise and subject to certain terms and conditions that the Company may or may not meet, each investor party to such letter shall purchase shares of a to be authorized series of preferred stock designated as Series C-2 convertible preferred stock at $4.19 per share and in the aggregate amount of up to $3,000,000 (the “Backstop Capital Raise”).

On May 12, 2014, the Company and certain investors amended the Securities Purchase Agreement to, among other things, (i) lower the price per share of the Subsequent Capital Raise from $4.19 to approximately $2.76 per share, and (ii) provide that the price per share payable by investors as set forth in the Financing Commitment Letters would henceforth be the lower of (A) $4.19 a share and (B) the lowest price paid in the Subsequent Capital Raise. The price per share of the Backstop Capital Raise was not changed as a result of the amendment.

The rights, preferences and privileges of the Series C-1 convertible preferred stock and the Series C-2 convertible preferred stock (collectively, the “Series C”) are substantially the same, with the only material

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013 difference being the liquidation preference and conversion price of each such series, which is initially equal to their respective issuance price. The holders of Series C may require that the Company redeem their shares of Series C, including any accrued but unpaid dividends, upon the occurrence of any of the following events (each, a “Triggering Event”): the suspension of trading of common stock following registration of such shares, the failure to issue shares of common stock upon conversion of any Series C, the failure to authorize sufficient shares of common stock to permit the conversion of all outstanding Series C and exercise of all Common Warrants and C Warrants, failure to make certain required payments to the holders in excess of $25,000, a default on indebtedness in the aggregate amount of $100,000, bankruptcy events, judgments requiring payments in excess of $100,000, consummation of a change of control with an entity which does not have a class of securities registered for trading, failure of the Company to initiate the process of becoming publicly traded (either through a merger into a public company or the filing of a registration statement) within 4 months of the closing of the Series C Financing, failure to complete such merger within one year or such registration within 4 months of the closing of the Series C Financing, issuance of common stock in violation of certain restrictions relating to employee equity, issuance of debt in violation of any agreement relating to the Series C Financing, failure to convert the Series A or Series B Preferred Stock on or prior to the date the Company becomes publicly tradable, any deviation of 20% or more from the annual budget approved by such holders, any deviation of 5% or more with respect to auditing and investors’ relations expenses, failure to deliver the 2013 audited financials within 45 days of the closing of the Series C Financing, any deviation of any line item of the 2013 audited financials from those set forth in the 2013 unaudited financials delivered in connection with the Series C Financing or a breach of any representation, warranty, covenant or other term or condition of any agreement relating to the Series C Financing. Certain Triggering Events had occurred as of May 9, 2014, but were subsequently waived by the holders of Series C.

Series C

Conversion

The holders of Series C-1 and Series C-2 may at any time voluntarily convert each share into a number of fully paid shares of common stock determined by dividing the liquidation preference (described below) by the initial conversion price of $0.84 and $4.19 per share, respectively. Conversion is subject to (a) proportional adjustment for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations and (b) a full ratchet anti-dilution adjustment upon issuance of shares of common stock (or securities convertible into shares of common stock) at a price per share (or with a conversion or exercise price per share) less than the applicable conversion price, and subject to customary carve outs and exclusions.

Under the terms described for a mandatory conversion, all outstanding Series C shares shall be automatically converted into shares of Common Stock upon the affirmative election of the holders of a majority of the issued and outstanding shares of Series C. In the event that the Company does not issue the shares of common stock upon conversion of any Series C shares, certain penalties, which may be paid in the form of cash or additional shares of common stock, will accrue. The number of shares of common stock issuable upon conversion of Series C held by any particular holder, together with all affiliates of such holder, is capped at 4.99% of the issued and outstanding shares of common stock of the Company. Any shares in excess of such amount will be held in abeyance until such time as the issuance of such shares of common stock would not put such holder, together will all affiliates of such holder, above 4.99%. An individual holder may elect to increase this limit to up to 9.99% effective 61 days after providing notice to the Company.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Dividends

The holders of Series C are entitled to cumulative cash dividends of 8% per annum, when and if declared by the Board of Directors. Such dividends are in preference to and prior to any payment of any dividend on Series B, Series A or common stock. If any dividend is declared and paid on any common stock, Series B or Series A, a dividend shall be declared and paid on Series C preferred stock on an “as converted” basis.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, Series C-1 and C-2 stockholders shall be paid an amount equal to $0.84 and $4.19 per share, respectively, plus all accrued dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the Series C, Series A and B liquidation preference, any remaining assets of the Company available for distribution to stockholders, if any, shall be distributed to all stockholders of the Company with holders of preferred stock participating on an as converted basis without actually converting their preferred stock into common stock.

In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably first to the holders of Series C, second to holders of Series B redeemable convertible preferred stock, third to the holders of Series A redeemable convertible preferred stock and fourth on a pro rata basis to all stockholders of the Company on an as-converted basis.

Voting rights

Each holder of Series C redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares are convertible. In addition, the consent of the Required Holders is required in certain circumstances.

Merger transaction

On May 12, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Telik, Inc. (“Telik”), and Tacoma Acquisition Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Telik (the “Merger Sub”).

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Telik’s stockholders, upon the consummation of the merger, the Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Telik. The Merger is intended to qualify as a tax-free reorganization for U.S. Federal income tax purposes.

At the effective time of the Merger: (a) all shares of the Company’s Series A Preferred Stock and Series B Preferred Stock shall be automatically converted into shares of the Company’s Common Stock, (b) all outstanding shares of the Company’s Common Stock would be converted into and exchanged for shares of Telik’s Common Stock, par value $0.01 per share (the “Common Stock”), (c) all outstanding shares of the Company’s Series C-1 Preferred Stock would be converted into and exchanged for shares of Telik’s

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Series A-1 Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), (d) each outstanding shares of the Company’s series C-2 preferred stock would be converted into and exchanged for shares of Telik’s Series A-2 Preferred Stock, par value $0.01 per share, (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Preferred Stock”) (e) each outstanding Company option and warrant to purchase the Company’s common stock would become options and warrants to purchase Telik’s Common Stock, and (f) each outstanding Company warrant to purchase the Company’s preferred stock would be cancelled for no consideration.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former MabVax equity holders are expected to own approximately 85% of the aggregate number of shares of Telik’s Common Stock and Telik’s Preferred Stock (on a fully diluted and as-converted basis) and the former Telik equity holders as of immediately prior to the Merger (including the new stockholders of Telik that could result as part of any potential financing prior to the merger are expected to own approximately 15% of Telik’s aggregate number of Common Stock and Preferred Stock (on a fully diluted and as converted to Common Stock basis). Under certain circumstances relating to the delisting of the shares of Telik’s Common Stock from the NASDAQ Capital Market, the above referenced ownership split of 85%/15% will be adjusted and revised to 95%/5%.

The Merger Agreement contains customary representations, warranties and covenants made by Telik and MabVax, including covenants relating to obtaining the requisite approvals of the stockholders of Telik and MabVax, indemnification of directors and officers, and Telik’s and MabVax’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

The issuance of Telik’s shares of Common Stock and Preferred Stock in the Merger and in the Subsequent Capital Raise described above, amendments of the Telik charter related to an increase in the authorized number of shares of Telik Common Stock and Preferred Stock and a potential reverse stock split to maintain Nasdaq listing maintenance standards and other transactions contemplated by the Merger Agreement are subject to approval by Telik’s stockholders. The Merger is subject to other customary closing conditions, including, among other things, the accuracy of the representations and warranties, subject to certain materiality qualification, compliance by the parties with their respective covenants, the existence of certain working capital for Telik and no existence of any law or order preventing the Merger and related transactions.

The Merger Agreement contains certain termination rights for both Telik and MabVax, and provides for the payment of a termination fee of $375,000 by Telik to MabVax upon termination of the Merger Agreement under specified circumstances.

MabVax’s stockholders adopted the Merger Agreement on May 12, 2014.

Dawson James engagement agreement

In March 2014, the Company entered into an Engagement Agreement with Dawson James (“Dawson” and the “Dawson Agreement”), in which the Company retained Dawson to advise and structure a series of capital market activities and transactions. The Dawson Agreement is a non-exclusive agreement for a one-year period and may be terminated earlier by either party.

MabVax Therapeutics, Inc.

(a Development Stage Company)

Notes to Financial Statements (Continued)

December 31, 2013 and 2012 and for the

Period from May 5, 2006 (Inception) through December 31, 2013

Gallus BioPharmaceuticals agreement

In April 2014, the Company entered into an agreement for development and manufacturing services with Gallus BioPharmaceuticals pursuant to which Gallus will manufacture clinical supplies of MabVax’s recombinant fully-human antibody development product designated 5B1 (the “Gallus Agreement”). As consideration for the services provided in the Agreement, the Company expects to pay Gallus approximately $2,400,000 over the 15 month life of the contract. Unless otherwise terminated in accordance with its terms, the Gallus Agreement will expire upon completion of the Services or after a period of five years.

The Company has evaluated subsequent events through May 12, 2014, which is the date the financial statements were available to be issued.

MabVax Therapeutics, Inc.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2014	2013 (1)
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,127,654	$354,254
Grants receivable	62,492	—
Subscription receivable	75,000	—
Prepaid expenses	34,712	44,408

Total current assets	1,299,858	398,662
Property and equipment, net	32,886	24,487
Other	12,960	14,285

Total assets	$1,345,704	$437,434

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$749,780	$66,977
Accrued compensation	147,899	169,123
Accrued clinical operations and site costs	276,214	773,523
Related party liabilities	—	240,000
Other accrued expenses	125,709	24,963

Total current liabilities	1,299,602	1,274,586

Commitments and contingencies

Preferred stock, $0.001 par value:
Series A redeemable convertible preferred stock, 2,956,240 shares authorized, 956,240 shares issued and outstanding as of December 31, 2013 with a liquidation preference of $8,013,996 as of December 31, 2013	—	5,787,906
Series B redeemable convertible preferred stock, 2,000,000 shares authorized, 891,485 shares issued and outstanding as of December 31, 2013 with a liquidation preference of $6,509,866 as of December 31, 2013	—	6,737,276
Series C redeemable convertible preferred stock, 5,546,553 shares authorized, 3,697,702 shares issued and outstanding as of June 30, 2014 with a liquidation preference of $3,193,764 as of June 30, 2014	5,282,330	—

Total redeemable preferred stock	5,282,330	12,525,182

Stockholders’ deficit:
Series A convertible preferred stock, 2,956,240 shares authorized, 956,240 shares issued and outstanding as of June 30, 2014, with a liquidation preference of $5,899,178	5,787,906	—
Series B convertible preferred stock, 2,000,000 shares authorized, 1,085,766 shares issued and outstanding as of June 30, 2014 with a liquidation preference of $6,078,992 as of June 30, 2014	6,739,218	—
Common stock, $0.001 par value; 50,000,000 shares authorized, 1,153,509 and 829,416 shares issued and outstanding as of June 30, 2014 and December 31, 2013, respectively	1,154	829
Additional paid-in capital	1,616,331	609,389

Accumulated deficit	(19,380,837)	(13,972,552)

Total stockholders’ deficit	(5,236,228)	(13,362,334)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$1,345,704	$437,434

(1)	The balance sheet data at December 31, 2013, has been derived from audited financial statements at that date. It does not include, however, all of the information and notes required by US generally accepted accounting principles for complete financial statements.

See Accompanying Notes to Condensed Financial Statements.

MabVax Therapeutics, Inc.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenues:
Grants	$62,439	$18,980	$157,340	$231,138

Total revenues	62,439	18,980	157,340	231,138

Operating costs and expenses:
Research and development	936,278	680,688	1,330,516	1,304,909
General and administrative	1,252,849	425,547	1,926,170	748,450

Total operating costs and expenses	2,189,127	1,106,235	3,256,686	2,053,359

Loss from operations	(2,126,688)	(1,087,255)	(3,099,346)	(1,822,221)

Interest and other income, net	(26)	(466)	(264)	(790)

Net loss	(2,126,714)	(1,087,721)	(3,099,610)	(1,823,011)
Deemed dividend on Series C preferred stock (See Note 9)		—	(2,214,911)	—
Accretion of preferred stock dividends	(93,764)		(93,764)

Net loss available to common stockholders	$(2,220,478)	$(1,087,721)	$(5,408,285)	$(1,823,011)

See Accompanying Notes to Condensed Financial Statements.

MabVax Therapeutics, Inc.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Unaudited)

	Redeemable Convertible
	Preferred Stock
														Additional		Total
	Series A		Series B		Series C			Series A		Series B		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Total	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2013	956,240	$5,787,906	891,485	$6,737,276	—	—	$12,525,182	—	—	—	—	829,416	$829	$609,389	$(13,972,552)	$(13,362,334)
Exercise of Series B warrant in January at $0.01 per share	—	—	194,281	1,942	—	—	1,942	—	—	—	—	—	—	—	—	—
Reclassification of Series A and Series B to equity	(956,240)	(5,787,906)	(1,085,766)	(6,739,218)	—	—	(12,527,124)	956,240	5,787,906	1,085,766	6,739,218	—	—	—	—	12,527,124
Issuance of Series C preferred stock in February at $0.84 per share, net of issuance costs of $126,345	—	—	—	—	3,697,702	2,973,655	2,973,655	—	—	—	—	—	—	—	—	—
Conversion of $240,000 in accounts payable into 160,000 shares of common stock	—	—	—	—	—	—	—	—	—	—	—	160,000	160	239,840	—	240,000
Deemed dividend related to beneficial conversion feature of Series C preferred	—	—	—	—	—	2,214,911	2,214,911	—	—	—	—	—	—	—	(2,214,911)	(2,214,911)
Accretion of redemption value	—	—	—	—	—	93,764	93,764			—	—	—	—	—	(93,764)	(93,764)
Issuance of common stock at $2.59 per share, net of issuance costs of $24,600	—	—	—	—	—	—	—	—	—	—	—	164,093	165	400,235	—	400,400
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	366,867	—	366,867
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,099,610)	(3,099,610)

Balance, June 30, 2014	—	$—	—	$—	3,697,702	$5,282,330	$5,282,330	956,240	$5,787,906	1,085,766	$6,739,218	1,153,509	$1,154	$1,616,331	$(19,380,837)	$(5,236,228)

See Accompanying Notes to Condensed Financial Statements.

MabVax Therapeutics, Inc.

CONDENSED CASH FLOWS STATEMENTS

(Unaudited)

	For the Six Months Ended
	June 30,
	2014	2013
Operating activities
Net loss	$(3,099,610)	$(1,823,011)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,103	18,730
Stock-based compensation	366,867	163,415
Increase (decrease) in cash resulting from changes in:
Grants receivable	(62,492)	864
Prepaid expenses - clinical operations	—	22,191
Prepaid expenses and other	11,021	(15,686)
Accounts payable	682,803	60,394
Accrued clinical operations and site costs	(497,309)	(32,255)
Accrued compensation	(21,224)	14,444
Other accrued expenses	100,746	(9,908)

Net cash used in operating activities	(2,514,095)	(1,600,822)

Investing activities
Purchases of property and equipment	(13,502)	—

Net cash used in investing activities	(13,502)	—

Financing activities
Issuances of redeemable preferred stock, net of issuance costs	2,973,655	1,374,905
Proceeds from exercise of Series B warrant	1,942	—
Proceeds from issuance of common stock, net of issuance costs	325,400	—

Net cash provided by financing activities	3,300,997	1,374,905

Net change in cash and cash equivalents	773,400	(225,917)
Cash and cash equivalents at beginning of period	354,254	421,197

Cash and cash equivalents at end of period	$1,127,654	$195,280

Supplemental disclosures:
Deemed dividend on beneficial conversion feature for preferred stock	$2,214,911	—

Subscription receivable for common stock	$75,000	—

Accretion of redemption value	$93,764	$—

Issuance of common stock for accounts payable	$240,000	$—

See Accompanying Notes to Condensed Financial Statements.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements

(Unaudited)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis for Presentation

MabVax Therapeutics, Inc. (“MabVax” or the “Company”) was incorporated in the state of Delaware on May 5, 2006. MabVax is a clinical stage biopharmaceutical company engaged in the discovery, development and commercialization of proprietary human monoclonal antibody products and vaccines for the treatment of a variety of cancers. MabVax has discovered a pipeline of human monoclonal antibody products based on the protective immune responses generated by patients who have been immunized against targeted cancers. Therapeutic vaccines under development were discovered at Memorial Sloan Kettering Cancer Center, or MSKCC, and are exclusively licensed to MabVax. MabVax operates in only one business segment.

On July 8, 2014, MabVax merged with Telik, Inc. (OTCQB: TELK), or the Merger, a clinical stage life sciences company engaged in the discovery and development of small molecule therapeutics primarily in the field of cancer. The post-merger company is currently evaluating development programs under way at Telik prior to the Merger, in addition to plans to continue developing the existing pipeline at MabVax.

MabVax has incurred net losses since inception and expects to incur substantial losses for the foreseeable future as the Company continues research and development activities. To date, MabVax has funded operations primarily through government grants, the sale of preferred stock, equity securities, non-equity payments from collaborators and interest income. The process of developing the Company’s products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. MabVax expects these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. MabVax will not receive revenue unless the Company or its collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more products; or the Company licenses its technology after achieving one or more milestones of interest to a potential partner.

The accompanying unaudited condensed financial statements were prepared using generally accepted accounting principles for interim financial information and the instructions to Regulation S-X. Accordingly, these financial statements do not include all information or notes required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Audited Financial Statements of MabVax Therapeutics, Inc. for the period from May 5, 2006 (inception) through December 31, 2013.

Recent Accounting Pronouncements

The Company has historically reported as a development stage company. In the period ended June 30, 2014, the Company elected to early adopt FASB Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.” The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific revenue recognition guidance throughout the Industry Topics of the Accounting Standards Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities may choose from two adoption methods, with certain practical expedients. MabVax is currently reviewing this standard to assess the impact on the Company’s future financial statements and evaluating the available adoption methods.

In June 2014, the FASB issued ASU No. 2014-12, “Compensation–Stock Compensation” (Topic 718): “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period,” which requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. ASU No. 2014-12 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, although early adoption is permitted. MabVax is currently reviewing this standard to assess the impact on the Company’s future financial statements.

2. Liquidity and Going Concern

The accompanying condensed financial statements have been prepared on the going concern basis, which assumes that the Company will continue to operate as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the accompanying condensed financial statements, the Company has a net loss of $3,099,610, net cash used in operations of $2,514,095 and net cash used in investing activities of $13,502 for the six months ended June 30, 2014. As of June 30, 2014, the Company also has an accumulated deficit of $19,380,837.

From February 13, 2014 through July 7, 2014, MabVax has completed a series of financing transactions totaling approximately $7.3 million net of approximately $300,000 in issuance costs, of which $3.3 million was received in the six months ended June 30, 2014, through the sale of preferred stock, common stock and exercise of warrants.

The Company anticipates that it will continue to incur net losses into the foreseeable future as it: (i) continues to identify and advance a number of potential drug candidates into clinical and preclinical development activities, (ii) initiates manufacturing of its lead antibody candidate 5B1 and continues to fund its operations, and (iii) expands its corporate infrastructure, including the costs associated with becoming a public company. Without additional funding, management believes that the Company will not have sufficient funds to meet its obligations beyond October 2014, unless the Company is able to raise additional capital. These conditions give rise to substantial doubt as to the Company’s ability to continue as a going concern. The accompanying condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company plans to continue to fund its losses from operations and capital funding needs through equity or debt financings, strategic collaborations, licensing arrangements, asset sales, government grants or other arrangements. However, the Company cannot be sure that such additional funds will be available on reasonable terms, or at all. If the Company is unable to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. In addition, if the Company does not meet its payment obligations to third parties as they come due, it may be subject to litigation claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

If the Company raises additional funds by issuing equity securities, substantial dilution to existing stockholders would result. If the Company raises additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict the Company’s ability to operate its business.

Use of estimates

The preparation of condensed financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

3. Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company minimizes its credit risk associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, grants receivable, subscription receivable, prepaid expenses and other assets, accounts payable and related party payables, all of which are generally considered to be representative of their respective fair values because of the short-term nature of those instruments.

4. Merger with Telik, Inc.

On May 12, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Telik, Inc. (“Telik”), and Tacoma Acquisition Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Telik (the “Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, the Merger Sub was merged with and into the Company on July 8, 2014, with the Company surviving the Merger as a wholly-owned subsidiary of Telik. The Merger is intended to qualify as a tax-free reorganization for U.S. Federal income tax purposes.

On July 7, 2014, the stockholders of Telik approved the Merger, and the Merger closed and became effective on July 8, 2014. At the effective date of the Merger: (a) all shares of the Company’s Series A Preferred Stock and Series B Preferred Stock were automatically converted into shares of the Company’s Common Stock immediately prior to such closing, (b) all outstanding shares of the Company’s Common Stock were converted into and exchanged for shares of Telik’s Common Stock, par value $0.01 per share (the “Common Stock”) at an exchange rate calculated in accordance with the methodology set forth in the Merger Agreement, which resulted in 2.223284 shares of Telik, Inc. for every share of MabVax, (c) all outstanding shares of the Company’s Series C-1 Preferred Stock were converted into and exchanged for shares of Telik’s Series A-1 Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”) at a rate of two Series C-1 shares per each Series A-1 share, (d) each outstanding Company option and warrant to purchase the Company’s common stock became options and warrants to purchase Telik’s Common Stock (and the number of such shares and exercise price was

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

adjusted as calculated in accordance with the methodology set forth in the Merger Agreement), and (e) each outstanding Company warrant to purchase the Company’s preferred stock was cancelled for no consideration.

As a result of the consummation of the Merger, as of the closing date, the former stockholders, option holders and warrant holders of MabVax were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise or cashless basis under the terms of the convertible securities), approximately 85% of the outstanding shares of Telik common stock on a fully diluted basis and the stockholders, option holders and warrant holders of Telik prior to the Merger owned approximately 15% of the outstanding shares of Telik common stock on a fully diluted basis (such percentages calculated based on the methodology set forth in the Merger Agreement). As a result of the Merger, a change of control of Telik occurred.

For accounting purposes, the Merger is treated as a “reverse acquisition” and MabVax is considered the accounting acquirer. As a result, the historical financial statements of MabVax constitute the historical financial statements of the merged companies. The transaction is considered a business combination as Telik is considered an operating entity. For accounting purposes, MabVax is treated as the continuing reporting entity.

The issuance of Telik’s shares of Common Stock and Preferred Stock in the Merger were approved by Telik’s stockholders in the meeting held on July 7, 2014. The amendments of the Telik charter related to an increase in the authorized number of shares of Telik Common Stock and Preferred Stock and a potential reverse stock split to maintain Nasdaq listing maintenance standards and other transactions contemplated by the Merger Agreement were not approved at such meeting. As a result of Telik not getting stockholder approval of a potential reverse stock split at the July 7, 2014 stockholders’ meeting, MabVax is seeking through the Nasdaq Exchange’s appeals process additional time to obtain stockholder approval for a reverse stock split. Until such time as MabVax meets all of the listing requirements for the Nasdaq Exchange, MabVax trades on the OTCQB market under the stock symbol TELK. There is no impact on accounting of Telik not getting stockholder approval on all matters. When MabVax obtains approval of the reverse stock split and establishes the ratio of the reverse split, then the number of shares outstanding, the loss on a per share basis, and the stock options and warrants outstanding will change based on the ratio established.

5. Redeemable Convertible Preferred Stock and Common Stock

Series C preferred stock purchase agreement

On February 12, 2014, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and issued 3,697,702 shares of Series C-1 convertible preferred stock (the “Series C-1”), warrants to purchase 7,395,404 shares of common stock at $1.01 a share (the “Common Warrants”) and warrants to purchase 1,848,851 shares of Series C-1 convertible preferred stock at $0.84 a share (the “C-1 Warrants”), respectively, for aggregate gross proceeds of $3,100,000, less issuance costs of $126,345 (the “Series C-1 Financing”). The Common Warrants were immediately exerciseable upon issuance and the C-1 Warrants became exerciseable following MabVax’s issuance of securities with an aggregate purchase price in excess of $3 million on July 7, 2014 as described below. The Common Warrants expire February 13, 2022, and the C-1 Warrants expire upon registration of the shares of common stock of the Company (or a successor entity) under the Securities Act of 1933 ( the “1933 Act”). Because the warrants are immediately convertible at the option of the holder, the Company recorded a deemed dividend of $2,214,911 from the beneficial conversion feature associated with the issuance of the Series C-1 convertible preferred stock and the Common Warrants and the C-1 Warrants.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

In connection with the Series C-1 Financing, the Company agreed to use its reasonable best efforts to raise at least an additional $3,000,000 through the sale and issuance of shares of common stock initially intended to be at $4.19 per share (the “Subsequent Capital Raise”). Substantially all of the investors in the Series C-1 Financing executed a financing commitment letter (such letters, the “Financing Commitment Letters”) to purchase a pro rata number of shares of common stock at the purchase price of $4.19 per share, representing in the aggregate at least $750,000, subject to certain terms and conditions that the Company may or may not meet, including raising at least $3,000,000 from new investors in the Subsequent Capital Raise. In addition, each such commitment letter provided that, in the event that less than $3,000,000 is raised from new investors in the Subsequent Capital Raise and subject to certain terms and conditions that the Company may or may not meet, each investor party to such letter shall purchase shares of a to be authorized series of preferred stock designated as Series C-2 convertible preferred stock at $4.19 per share and in the aggregate amount of up to $3,000,000 (the “Backstop Capital Raise”).

On May 12, 2014, the Company and certain investors amended the Securities Purchase Agreement to, among other things, (i) lower the price per share of the Subsequent Capital Raise from $4.19 to approximately $2.76 per share, and (ii) provide that the price per share payable by investors as set forth in the Financing Commitment Letters would henceforth be the lower of (A) $4.19 a share and (B) the lowest price paid in the Subsequent Capital Raise. The price per share of the Backstop Capital Raise was not changed as a result of the amendment. On July 7, 2014, prior to the Merger, the Company raised over $3.0 million from the sale of common stock and the Backstop Capital Raise was no longer in effect.

The Series C-1 convertible preferred stock allows the holders to require that the Company redeem their shares of Series C-1, including any accrued but unpaid dividends, upon the occurrence of any of the following events (each, a “Triggering Event”): (i) the suspension of trading of common stock following registration of such shares, (ii) the failure to issue shares of common stock upon conversion of any Series C-1, (iii) the failure to authorize sufficient shares of common stock to permit the conversion of all outstanding Series C-1 and exercise of all Common Warrants and Series C-1 Warrants, (iv) failure to make certain required payments to the holders in excess of $25,000, (v) a default on indebtedness in the aggregate amount of $100,000, (vi) bankruptcy events, (vii) judgments requiring payments in excess of $100,000, (viii) consummation of a change of control with an entity which does not have a class of securities registered for trading, (ix) failure of the Company to initiate the process of becoming publicly traded (either through a Merger into a public company or the filing of a registration statement) within 4 months of the closing of the Series C-1 Financing, (x) failure to complete such Merger within one year or such registration within 4 months of the closing of the Series C-1 Financing, (xi) issuance of common stock in violation of certain restrictions relating to employee equity, (xii) issuance of debt in violation of any agreement relating to the Series C-1 Financing, (xiii) failure to convert the Series A or Series B Preferred Stock on or prior to the date the Company becomes publicly tradable, any deviation of 20% or more from the annual budget approved by such holders, (xiv) any deviation of 5% or more with respect to auditing and investors’ relations expenses, (xv) failure to deliver the 2013 audited financials within 45 days of the closing of the Series C Financing, (xvi) any deviation of any line item of the 2013 audited financials from those set forth in the 2013 unaudited financials delivered in connection with the Series C Financing or a breach of any representation, warranty, covenant or other term or condition of any agreement relating to the Series C Financing. Certain Triggering Events had occurred as of May 9, 2014, but were subsequently waived by the holders of Series C-1.

As a result of the Triggering Events, the Company has presented the Series C-1 preferred stock on the balance sheet as of June 30, 2014 as mezzanine equity (outside of permanent equity).

On July 8, 2014, the date of the Merger, all Series C-1 convertible preferred stock was converted into Series A-1 preferred stock, which has no redemption rights.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

Conversion

The holders of Series C-1 may at any time voluntarily convert each share into a number of fully paid shares of common stock determined by dividing the liquidation preference (described below) by the initial conversion price of $0.84 per share. Conversion is subject to (a) proportional adjustment for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations and (b) a full ratchet anti-dilution adjustment upon issuance of shares of common stock (or securities convertible into shares of common stock) at a price per share (or with a conversion or exercise price per share) less than the applicable conversion price, and subject to customary carve outs and exclusions.

Under the terms described for a mandatory conversion, all outstanding Series C-1 shares shall be automatically converted into shares of Common Stock upon the affirmative election of the holders of a majority of the issued and outstanding shares of Series C-1. In the event that the Company does not issue the shares of common stock upon conversion of any Series C-1 shares, certain penalties, which may be paid in the form of cash or additional shares of common stock, will accrue. The number of shares of common stock issuable upon conversion of Series C-1 held by any particular holder, together with all affiliates of such holder, is capped at 4.99% of the issued and outstanding shares of common stock of the Company. Any shares in excess of such amount will be held in abeyance until such time as the issuance of such shares of common stock would not put such holder, together will all affiliates of such holder, above 4.99%. An individual holder may elect to increase this limit to up to 9.99% effective 61 days after providing notice to the Company.

Dividends

The holders of Series C-1 are entitled to cumulative cash dividends of 8% per annum, when and if declared by the Board of Directors. Such dividends are in preference to and prior to any payment of any dividend on Series B, Series A or common stock. If any dividend is declared and paid on any common stock, Series B or Series A, a dividend shall be declared and paid on Series C-1 preferred stock on an “as converted” basis.

The Company’s Series C-1 stockholders are entitled to cumulative dividends on each share held at a rate of 8% per annum on the Stated Value (as defined in the Series C-1 certificate of designations) from and after the first date of issuance of any Series C-1 whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends and these securities are potentially redeemable. The Company immediately recognizes the changes in the redemption value as they occur and the carrying value of the security is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date based on the conditions that exist as of that date. The value adjustment made to the redemption value for the six months ended June 30, 2014 was an increase of $93,764.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, Series C-1 stockholders shall be paid an amount equal to $0.84 per share, plus all accrued dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the Series C-1, Series A and B liquidation preference, any remaining assets of the Company available for distribution to stockholders, if any, shall be distributed to all stockholders of the Company with holders of preferred stock participating on an as converted basis without actually converting their preferred stock into common stock.

In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

the Company legally available for distribution are to be distributed ratably first to the holders of Series C-1, second to holders of Series B redeemable convertible preferred stock, third to the holders of Series A redeemable convertible preferred stock and fourth on a pro rata basis to all stockholders of the Company on an as-converted basis.

Voting rights

Each holder of Series C-1 redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares are convertible. In addition, the consent of the Required Holders is required in certain circumstances.

Series A and Series B preferred stock

In January 2014, the holders of the Series B Warrant exercised their rights to purchase 194,281 shares of Series B for proceeds of $1,942.

In February 2014, the holders of Series A and B preferred stock waived any rights to all prior accrued dividends they may have had a right to receive and amended the Company’s Certificate of Incorporation to eliminate their right to accrue dividends in the future as an inducement to buyers in the Series C-1 Financing. The effect of this change reduced the liquidation preference for the Series A by approximately $2.1 million and the Series B by approximately $430,000.

As of December 31, 2013, the holders of Series A and B were entitled to cumulative cash dividends of 8% per annum, when and if declared by the Board of Directors. Such dividends are in preference to and prior to any payment of any dividend on common stock. If any dividend is declared and paid on any common stock, a dividend shall be declared and paid on Series A and B preferred stock on an “as converted” basis.

Cumulative preferred stock dividends, when and if declared, for Series A preferred stock totaled none and $2,114,818 (none and $2.21 per share) and for Series B preferred stock totaled none and $430,944 (none and $0.48 per share) as of June 30, 2014 and December 31, 2013, respectively. No dividends have been declared by the Board of Directors since inception of either of the Series A or the Series B preferred stock.

Redemption and its removal

As of December 31, 2013, the holders of a majority interest of the Series A and B preferred stock held a right to redeem (the “Redemption Right”), at any time on or after the fifth anniversary of the issuance date, upon request of at least 60% of the holders, all of their preferred stock at a redemption price of $6.17 and $6.82 per share of Series A and B preferred stock, respectively, exclusive of dividends. Due to these terms, the Company classified all of the preferred stock as mezzanine equity (outside of permanent equity) as of December 31, 2013.

In March 2014, the majority of holders or more than 60% of the Series A and B stockholders agreed by letter commitment to the Company to relinquish the Redemption Right, and the Company reclassified the presentation on the condensed balance sheets as permanent equity following the agreement.

Liquidation preference

As of December 31, 2013, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series A and B stockholders shall be paid an amount equal to $6.17 and $6.82 per share,

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

respectively, plus all declared and unpaid dividends, as adjusted to reflect any stock splits, stock dividends or other recapitalization. In addition, after setting apart or paying in full the Series A and B liquidation preference, any remaining assets of the Company available for distribution to stockholders shall be distributed to all stockholders of the Company with holders of preferred stock participating on an as converted basis without actually converting their preferred stock into common stock.

In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably first to the holders of Series B redeemable convertible preferred stock, second to the holders of Series A redeemable convertible preferred stock and third on a pro rata basis to all stockholders of the Company on an as-converted basis.

The Series A and B stockholders subordinated their liquidation preference to Series C-1 stockholders by giving up their dividend rights, as an incentive for the Series C-1 stockholders to make an investment in the Company. This decreased the liquidation preference on Series A redeemable convertible preferred stock from $8,013,996 as of December 31, 2013 to $5,899,178 as of June 30, 2014 and for Series B redeemable convertible preferred stock the liquidation preference was reduced from $6,509,866 as of December 31, 2013 to $6,078,992 as of June 30, 2014.

Common Stock

From June 27 through June 30, 2014, MabVax issued 164,093 shares of common stock for aggregate proceeds of approximately $400,400, including $325,400 in cash and a $75,000 receivable, net of issuance costs of approximately $24,600, with certain institutional investors. The $75,000 receivable was collected by the July 7, 2014 closing of the common stock financing.

6. Related Party Transactions

In February 2014, the Company issued 160,000 shares of common stock to related parties in settlement of $240,000 in related party liabilities for consulting services.

7. Stock-based Activity

Stock-based Compensation

Total estimated stock-based compensation expense, related to all of the Company’s share-based payment awards recognized under ASC 718, “Compensation—Stock Compensation” was comprised of the following:

Stock-based Compensation

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Research and development	$38,800	$41,699	$77,427	$83,445
General and administrative	246,626	39,962	289,440	79,970

Total stock-based compensation expense	$285,426	$81,661	$366,867	$163,415

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

Stock-based Award Activity

The following table summarizes the Company’s stock option activity during the six months ended June 30, 2014.

		Weighted-Average
	Options	Exercise
	Outstanding	Price
Outstanding at December 31, 2013	547,000	$0.33
Granted	237,000	2.35
Exercised	—	—
Forfeited/cancelled/expired	—	—

Outstanding and expected to vest at June 30, 2014	784,000	0.94

Vested and exercisable and expected to vest at June 30, 2014	432,125	$1.06

The total unrecognized compensation cost related to unvested stock option grants as of June 30, 2014 was $830,388 and the weighted average period over which these grants are expected to vest is 3.1 years. The weighted average remaining contractual life of stock options outstanding at June 30, 2014 is 8.2 years.

None of the stock options granted to employees during the six month period ended June 30, 2014 were vested at June 30, 2014 as they generally vest over a four year period. During the first six months of 2014, the Company granted each of four new board members 40,000 in stock options, which were immediately vested on the grant date.

Valuation Assumptions

MabVax used the Black-Scholes-Merton option valuation model, or the Black-Scholes model, to determine the stock-based expense recognized under ASC 718. The Company’s expected stock-price volatility assumption was based solely on the weighted average of the historical and implied volatility of comparable companies whose share prices are publicly available. The expected term of stock options granted was based on the simplified method in accordance with Staff Accounting Bulletin No. 110, or SAB 110, as the Company’s historical share option exercise experience did not provide a reasonable basis for estimation. The risk-free interest rate was based on the U.S. Treasury yield for a period consistent with the expected term of the stock award in effect at the time of the grant.

Six Month Period
Ended June 30,
2014
Risk-free interest rate	2.0%
Dividend yield	—%
Expected volatility	100.3%
Expected life of options, in years	5 and 6.25
Weighted-average grant date fair value	$1.17

Because MabVax had a net operating loss carryforward as of June 30, 2014, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in the Company’s Condensed Statements of Operations. Additionally, no stock options were exercised in the three and six months ended June 30, 2014 and 2013.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

Common stock reserved for future issuance

Common stock reserved for future issuance consists of the following at June 30, 2014:

Common stock reserved for conversion of preferred stock and warrants	13,323,873
Common stock options outstanding	784,000
Authorized for future grant or issuance under the Stock Plan	1,264,590

Total	15,372,463

8. Commitments and contingencies

Litigation

On May 30, 2014, a class action lawsuit was commenced in Santa Clara County Superior Court, State of California, on behalf of Cadillac Partners and others similarly situated, naming as defendants, the Company, Telik, Inc. and its directors, Hudson Bay Capital Management LP, Bio IP Ventures LLC, Hudson Bay Master Fund Ltd., and Hudson Bay IP Opportunities Master Fund LP. The suit alleged the defendants breached certain fiduciary duties, or aided and abetted a breach of fiduciary duties, in connection with the Company’s Merger with Telik. In support of their purported claims, the plaintiff alleged, among other things, that Telik’s board has historically failed to fulfill its fiduciary duty to its stockholders, including a financing transaction by Telik in May 2014, or the PIPE, and the Merger, involved an inadequate sales process and includes preclusive deal protection devices, and that Telik’s board of directors would receive personal benefits not available to its public stockholders as a result of the Merger. The plaintiff sought to enjoin the Merger and obtain damages as well as attorneys’ and expert fees and costs.

On June 29, 2014, the parties entered into a Stipulation and Settlement, or Settlement, pursuant to which Telik agreed to file with the SEC certain supplemental disclosures in connection with the Merger. The Settlement is subject to certain confirmatory discovery to be undertaken by the plaintiff and to the parties’ agreement on the payment of the plaintiff’s attorneys’ fees and expenses.

On July 16, 2014, the Company and all other parties to the litigation entered into an agreement which, if consummated, will settle the litigation, or the Proposed Settlement. Among many other terms, under the Proposed Settlement the Company and all defendants will receive a broad release of any and all claims pertaining to the PIPE transaction, the Merger, the prior disclosure and a wide variety of other matters. The Proposed Settlement also calls for the parties to ask the court to, among other things, enter orders enjoining other stockholders from bringing similar actions, certifying the putative settlement class, and approving the Proposed Settlement as a fair, final, and binding resolution of the litigation. Under the Proposed Settlement, the Company and the other defendants have expressly denied the allegations of the complaint and denied engaging in any other misconduct, nor will any of them make any payment or in any respect amend the negotiated terms of the since-consummated PIPE transaction and Merger. Finally, under the Proposed Settlement, the Company and the other defendants have not agreed to pay any legal fees, or reimburse any expenses, allegedly incurred by the plaintiffs who filed the complaint; instead, the Company expects that counsel for those plaintiffs will present any such disputed claim for legal fees and expenses to the court for resolution.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

9. Subsequent Events

MabVax Common Stock Financing

Subsequent to June 30, 2014, MabVax issued shares of common stock for aggregate proceeds of approximately $2,460,600, net of issuance costs of $133,400, in a private placement pursuant to Section 4(a)(2) and Regulation D of the Securities Act with certain institutional investors, or the MabVax Private Placement, pursuant to Common Stock Purchase Agreements by and among MabVax and certain institutional investors party thereto, or the MabVax Purchase Agreement. Pursuant to the MabVax Purchase Agreement, MabVax agreed to issue the purchasers participating in closings held under the MabVax Private Placement prior to the closing of the Merger with Telik additional “anti-dilution” shares of MabVax common stock, for no additional consideration should MabVax sell shares of its common stock in the future (subject to certain customary exceptions, such as upon the conversion or exercise of then outstanding convertible securities, the securities issued in the merger and issuances under the MabVax option plan) at a price lower than $2.54 per share (or $1.16 per share after giving effect to the merger) prior to the first to occur of (x) December 31, 2015 and (y) the date on which MabVax raised an aggregate of $10,000,000. The number of additional shares would be calculated on a weighted average based on the price per share of equity securities sold by MabVax following the initial closing of the MabVax Private Placement and in no event would a purchaser be issued a number of additional shares of MabVax common stock in excess of 33% of the number of shares initially purchased by such purchaser and held as of the date of any anti-dilution adjustment. These shares of MabVax common stock issued in the MabVax Private Placement were converted into shares of Telik common stock in connection with the Merger. MabVax’s obligations with respect to the anti-dilution provisions in the Merger were assumed by Telik, and these provisions now apply to sales of Telik’s common stock.

Exercise of C-1 Warrants

On July 7, 2014, MabVax received $1.5 million in exchange for the exercise by holders of Series C-1 warrants to purchase 1,827,979 shares of Series C-1 preferred stock, which, if converted into shares of Common Stock immediately prior to the merger and including accrued dividends thereon, would represent 1,866,475 shares of MabVax common stock.

Merger with Telik, Inc.

On July 8, 2014, MabVax merged with a wholly owned subsidiary of Telik, Inc. (OTCQB: TELK), a clinical stage life sciences company engaged in the discovery and development of small molecule therapeutics primarily in the field of cancer. As a result of the consummation of the Merger, as of the Closing Date, the former stockholders, option holders and warrant holders of MabVax were issued, based on the methodology set forth in the Merger Agreement (which excluded certain out of the money convertible securities and calculated others on a net-exercise basis), approximately 85% of the outstanding shares of Telik common stock on a fully diluted basis and the stockholders, option holders and warrant holders of Telik prior to the Merger owned approximately 15% of the outstanding shares of Telik common stock on a fully diluted basis, calculated based on the methodology set forth in the Merger Agreement. As a result of the Merger, change of control of Telik occurred.

For accounting purposes, the Merger is treated as a “reverse acquisition” and MabVax is considered the accounting acquirer. As a result, the historical financial statements of MabVax constitute the historical financial statements of the merged companies. The transaction is considered a business combination as Telik is considered an operating entity. For accounting purposes, MabVax is treated as the continuing reporting entity.

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

$1.5 Million Contract Award

On August 25, 2014, the Company was awarded a $1.5 million contract for the Phase 2 portion of a Small Business Innovation Research (SBIR) contract from the National Cancer Institute (NCI). The contract is intended to support a major portion of the preclinical work being conducted by MabVax, together with its collaboration partner, Memorial Sloan-Kettering Cancer Center (MSKCC) to develop a novel Positron Emission Tomography (PET) imaging agent for detection and assessment of pancreatic cancer.

Exchange Agreement and Series C Preferred Stock

On September 3, 2014, the post-merger company, Telik, and certain holders of its issued and outstanding common stock, or the common stock, entered into an Exchange Agreement, or the Exchange Agreement, pursuant to which such holders agreed to exchange approximately 1,189,700 shares of common stock for an aggregate of approximately 118,970 shares of newly designated Telik Series C convertible preferred stock, or the Series C Convertible Preferred Stock.

As contemplated by the Exchange Agreement and as approved by Telik’s Board of Directors, Telik filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, or the Series C Certificate of Designations, on September 3, 2014. Holders of the Series C Convertible Preferred Stock are entitled to vote on an as converted basis on matters presented to Telik’s stockholders and, upon liquidation, share in distributions, on a pari passu basis with the holders of the common stock in amounts available for distribution following payments required to be made to the holders of Telik’s Series A-1 Convertible Preferred Stock and Telik’s Series B Convertible Preferred Stock. Each share of Series C Convertible Preferred Stock is convertible into ten shares of common stock subject to adjustment and the conversion limitations set forth in the Series C Certificate of Designations. When and as declared by Telik’s Board of Directors, the holders of the Series C Convertible Preferred Stock shall be entitled to receive dividends on an as converted basis (without regard to any limitations on conversion) with the holders of Telik common stock.

No stockholder currently expected to be a party to the Exchange Agreement is an “affiliate” of Telik within the meaning of Rule 144 as promulgated under the Securities Act, and each stockholder who is a party to the Exchange Agreement approached Telik with the proposed exchange transaction. The terms of the Exchange Agreement and Series C Certificate of Designations were determined by arms-length negotiation between the parties. The shares of common stock issuable pursuant to the Exchange Agreement have been, or will be, upon settlement, issued in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act for securities exchanged by an issuer and an existing securityholder where no commission or other remuneration is paid or given directly or indirectly by the issuer for soliciting such exchange.

Temporary Waiver of Warrant Exercise Period

As reported on Telik’s Current Report on Form 8-K filed with the SEC on May 12, 2014, Telik entered into an Agreement and Plan of Merger, or the Merger Agreement, by and among Telik, Tacoma Acquisition Corp., a Delaware corporation and wholly owned-subsidiary of Telik, or Merger Sub, and the Company, pursuant to which Merger Sub merged with and into MabVax with MabVax surviving as a wholly-owned subsidiary of Telik. This transaction is referred to as the Merger. Telik and MabVax, entered into an Amendment No. 1 to the Merger Agreement on June 30, 2014, or Amendment No. 1. The parties to the Merger Agreement entered into an Amendment No. 2 to the Merger Agreement on July 6, 2014, or Amendment No. 2, and on July 8, 2014, or the Closing Date, the parties completed the Merger. In connection with the Merger, Telik issued Telik securities to

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

MabVax’s security holders, as of the Closing Date and in exchange for securities owned by MabVax’s securityholders, as follows: (i) an aggregate of 9,349,841 shares of Telik common stock, (ii) an aggregate of 2,762,841 shares of Telik Series A-1 convertible preferred stock, par value $0.01 per share, convertible into an aggregate of 12,285,156 shares of Telik common stock as of the Closing Date, with such powers, designations, preferences and other rights as set forth in the Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Stock filed as Exhibit A to Amendment No. 2, (iii) warrants to purchase up to an aggregate of 16,442,087 shares of Telik’s common stock, with an exercise price of $0.4524974 per share and expiring on July 10, 2023, or the Merger Warrants, and (iv) options to purchase up to 1,552,694 shares of common stock. The Telik securities issued on May 12, 2014 in connection with the Merger were issued in a private placement transaction pursuant to Section 4(a)(2) and Rule 506(b) of Regulation D of the Securities Act.

The preamble of the Merger Warrants contains limitations prohibiting the Merger Warrant holders from exercising the Merger Warrants prior to the one year anniversary of the Closing Date, or July 8, 2015. On September 3, 2014, Telik sent a letter to the holders of the issued and outstanding Merger Warrants, the Waiver Letter, waiving, on a limited basis, the requirement set forth in the preamble of the Merger Warrants that the Merger Warrants may not be exercised until July 8, 2015 and permitting the Merger Warrants to be exercised, either through payment of the exercise price or on a net “cashless” basis, at any time during the period commencing on the date of the letter and ending on and including September 12, 2014, or the Waiver Period. The Waiver Letter also provides that, with respect to exercises pursuant to the Waiver Letter during the Waiver Period, the number of shares of Telik common stock issuable upon cashless exercise shall be determined in accordance with the formula set forth in the Waiver Letter rather than the formula set forth in Section 1(d) of the Merger Warrant.

Telik’s management hopes that this temporary waiver of the warrant exercise period limitation will gradually increase the number of its publicly held shares in furtherance of Telik’s continued efforts to satisfy NASDAQ’s Initial Listing Standards and regain trading eligibility for shares of its common stock on the NASDAQ Capital Market. Shares of Telik common stock issued upon exercise of the Merger Warrants will not be registered for resale during the Waiver Period and will be subject to resale restrictions per Rule 144 as promulgated by the Securities Act.

The foregoing descriptions of the Merger Agreement, the Merger Warrants and the Waiver Letter are not complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement.

Juno Therapeutics, Inc. Option Agreement

On August 29, 2014, MabVax entered into an Option Agreement, or the Option Agreement, with Juno Therapeutics, Inc., or Juno. Pursuant to the Option Agreement, MabVax granted Juno the option to obtain an exclusive, world-wide, royalty-bearing license, or the License, authorizing Juno to develop, make, have made, use, import, have imported, sell, have sold, offer for sale and otherwise exploit certain patents MabVax developed with respect to fully human antibodies with binding specificity against human GD2 or sialyl Lewis A antigens, or the Patents, and certain MabVax controlled biologic materials. Juno may exercise its option to purchase the License until the earlier of June 30, 2016 or 90 days from the date Memorial Sloan-Kettering Cancer Center, or MSKCC, completes its research with respect to the Patents in accordance with the terms of agreements by and between MSKCC and MabVax.

The Option Agreement may be terminated by either party (i) upon material breach of the other party if the breach is not cured within 30 days, or (ii) with 60 days’ prior written notice in the event the other party becomes the subject of a voluntary or involuntary petition in bankruptcy. Juno may terminate the Option Agreement at any

MabVax Therapeutics, Inc.

Notes to Condensed Financial Statements (Continued)

(Unaudited)

time upon 30 days’ prior written notice. MabVax may terminate the Option Agreement if Juno, or any Juno employee or affiliate, is a party to any action or proceeding in which Juno, or any Juno employee or affiliate, opposes the Patents or otherwise seeks a determination that any of the Patents are invalid or unenforceable if Juno, or as applicable, its employee and/or affiliate, fails to discontinue its involvement in such an action within 10 days of receiving notice from MabVax.

As consideration for the grant of the exclusive option to purchase the License, Juno will pay MabVax a one-time up-front option fee in the low five figures. Should the option be exercised, MabVax would expect to negotiate with Juno to pay a combination that includes MabVax license fees, milestones, and royalty-based compensation in connection with entering into a License. The terms of the License including the financial terms are expected to be agreed upon at a future date.

Reverse Stock Split, Name Change and Increase in Authorized Shares

On September 8, 2014, Telik filed an amended and restated certificate of incorporation to increase the authorized number of shares of Telik common stock to a new total of 150,000,000 shares, increase the number of shares of Telik’s preferred stock to a new total of 15,000,000 shares, and change the name of Telik, Inc. to “MabVax Therapeutics Holdings, Inc.” The amendment and restatement of the certificate of incorporation effectuating the name change and above authorized share increases were approved by Telik’s stockholders at the special meeting and by the Board of Directors at a meeting of the Board, each such meeting held on September 8, 2014.

On September 8, 2014, following the filing of the amended and restated certificate, Telik filed a certificate of amendment to the amended and restated certificate of incorporation to effect an 8-for-1 reverse stock split, or the reverse split, effective as of 4:01p.m. Eastern Time, or the Effective Time, on September 8, 2014, or the Effective Date. The reverse split was approved by Telik’s stockholders at the special meeting and by the Board of Directors at a meeting of the Board, each such meeting held on September 8, 2014.

On the Effective Date, immediately and without further action by Telik’s stockholders, every 8 shares of Telik common stock, issued and outstanding immediately prior to the Effective Time was automatically converted into 1 share of Telik common stock. As a result of the reverse split and calculated as of the Record Date, the number of outstanding shares of Telik common stock was reduced to approximately 1,741,617, excluding outstanding and unexercised share options and warrants and subject to adjustment for fractional shares. No fractional shares were issued as a result of the reverse split and, in lieu of these fractional shares, any holder of less than 1 share of Telik common stock was entitled to receive cash for such holder’s fractional share equal to the product of such fraction multiplied by the average of the last reported bid and ask prices of Telik’s common stock at 4:00 p.m., Eastern time, end of regular trading hours on OTCQB marketplace, during the 10 consecutive trading days ending on the last trading day prior to the Effective Date. Further, any options, warrants and contractual rights outstanding as of the Effective Date that were subject to adjustment were adjusted in accordance with their terms. These adjustments included, without limitation, changes to the number of shares of Telik common stock that may be obtained upon exercise or conversion of these securities, and changes to the applicable exercise or purchase price of such securities.

Shares of Telik common stock began to trade on OTCQB marketplace on a post-split basis under the name MabVax Therapeutics Holdings, Inc. on September 10, 2014 under the new CUSIP number 55414P108. Commencing on or about October 8, 2014, shares of Telik common stock will begin trading on the OTCQB marketplace on under the trading symbol “MBVX.”

MABVAX THERAPEUTICS HOLDINGS, INC.

1,615,070 Shares of Common Stock

PROSPECTUS

2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth our estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the securities being registered.

Item	Amount
SEC registration fee	$916
Legal fees and expenses	125,000
Accounting fees and expenses	11,250
Printing fees	130,000
Total	$267,166

Item 14. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides that we must indemnify our directors to the fullest extent under applicable law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to MabVax Holdings and its stockholders. However, our directors may be personally liable for liability:

for any breach of duty of loyalty to us or to our stockholders;

for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

for unlawful payment of dividends or unlawful stock repurchases or redemptions; or

for any transaction from which the director derived an improper personal benefit.

In addition, our amended and restated bylaws provide that:

we are required to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law or any other applicable law, subject to limited exceptions;

we may indemnify our other officers, employees and other agents as set forth in Delaware law or any other applicable law;

we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and

the rights conferred in the amended and restated bylaws are not exclusive.

Item 15 Recent Sales of Unregistered Securities

The sale of the securities set forth below were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Rule 506 promulgated under Regulation D promulgated thereunder. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

•	On July 8, 2014, in connection with the merger, we issued to MabVax Therapeutics’ stockholders, and assumed existing MabVax Therapeutics options and warrants that represented, an aggregate of approximately 9,349,841 (1,168,730 post Reverse Split) shares of our common stock, 2,762,841 shares of Series A-1 preferred stock, warrants to purchase up to an aggregate of 16,442,087 (2,055,260 post Reverse Split) shares of our common stock, with an exercise price of $3.619976 per share and expiring on July 10, 2023 and options exercisable into 1,552,694 (194,086 post Reverse Split) shares of our common stock.

•	On May 12, 2014, in connection with the Series B Private Placement, we issued an aggregate of 1,250,000 shares of Series B Preferred Stock and warrants to purchase up to an additional 625,000 (78,125 post Reverse Split) shares of our common stock, with an aggregate purchase price of $2,500,000, or $2.00 for each share of Series B Preferred Stock and related warrant.

The issuance of the securities set forth below was deemed to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

•	On September 3, 2014, we entered into Exchange Agreements with certain holders of our issued and outstanding common stock, or the Exchange Agreement, pursuant to which these holders agreed to exchange approximately 1,189,700 (148,712 post Reverse Split) shares of our common stock for an aggregate of approximately 118,970 shares of newly designated Series C convertible preferred stock, or the Series C Preferred Stock.

Item 16. Exhibits

(a) Exhibits.

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

2.1	Agreement and Plan of Merger and Reorganization, dated May 12, 2014, between the Company, Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc.	8-K	5/12/2014	2.1

2.2	Amendment No. 1, dated as of June 30, 2014, by and between the Company and MabVax Therapeutics, Inc.	8-K	7/1/2014	2.1

2.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among the Company, Tacoma Acquisition Corp. and MabVax Therapeutics, Inc.	8-K	7/9/2014	2.1

3.1	Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Stock	8-K	7/9/2014	3.1

3.2	Amended and Restated Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock	8-K	7/9/2014	3.2

3.3	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock	8-K	9/3/2014	3.1

3.4	Amended and Restated Certificate of Incorporation	8-K	9/9/2014	3.1

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	9/9/2014	3.2

3.6	Amended and Restated Bylaws	8-K	12/14/2007	3.2

4.1	Form of Common Stock Certificate	S-1	9/29/2014	4.1

4.2	Securities Purchase Agreement, dated May 12, 2014, between the Company and the investors identified on the Schedule of Buyers therein and the Form of Registration Rights Agreement, attached thereto as Exhibit C	8-K	5/12/2014	10.1

4.3	Securities Purchase Agreement, dated as of February 12, 2014, between MabVax Therapeutics, Inc. and the purchasers set forth on the signature pages thereto including that certain Amendment No. 1 to Securities Purchase Agreement, dated as of May 12, 2014, between MabVax Therapeutics, Inc. and the persons and entities identified on the signature pages thereto	8-K	5/12/2014	10.3

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

4.4	Registration Rights Agreement, dated as of February 12, 2014, between MabVax Therapeutics, Inc. and the persons and entities identified on the signature pages thereto	8-K	5/12/2014	10.2

4.5	Omnibus Amendment and Stockholder Consent, dated July 7, 2014, by and among the Company and the Purchasers	8-K	7/9/2017	10.1

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as to the legality of the securities being registered

10.1 *	Form of Non-Plan Stock Option Agreement	S-8	8/30/2000	99.6

10.2 *	2000 Equity Incentive Plan and related documents	S-8	8/30/2000	99.1

10.3 *	2000 Employee Stock Purchase Plan and Offering	S-8	8/30/2000	99.2

10.4 *	2000 Non-Employee Directors’ Stock Option Plan and Agreement	10-K	3/3/2008	10.4

10.5 *	2011 Equity Incentive Plan and related documents	Proxy Statement	5/16/2011	Appendix E

10.6 *	Separation Agreement and Release, dated May 12, 2014, between Michael M. Wick and the Company	8-K	5/12/2014	10.4

10.7 *	Separation Agreement and Release, dated May 12, 2014, between William P. Kaplan and the Company	8-K	5/12/2014	10.5

10.8 *	Separation Agreement and Release, dated May 12, 2014, between Steven R. Schow and the Company	8-K	5/12/2014	10.6

10.9 *	Separation Agreement and Release, dated May 12, 2014, between Wendy K. Wee and the Company	8-K	5/12/2014	10.7

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

10.10 *	Michael Wick Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.1

10.11 *	Edward W. Cantrall Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.2

10.12 *	Steven R. Goldring Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.3

10.13 *	Richard B. Newman Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.4

10.14 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and J. David Hansen	10-Q	8/8/2014	10.9

10.15 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and Gregory P. Hanson	10-Q	8/8/2014	10.10

10.16 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and Wolfgang W. Scholz, Ph.D.	10-Q	8/8/2014	10.11

10.17	Securities Purchase Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and certain institutional investors set forth therein.	10-Q	8/8/2014	10.12

10.18	Form of Exchange Agreement	8-K	9/3/2014	10.1

10.19	Form of Waiver Letter	8-K	9/3/2014	10.2

10.20 *	Form of Indemnification Agreement	8-K	9/9/2014	10.1

10.21*	Amended and Restated MabVax Therapeutics Holdings, Inc. 2014 Employee, Director and Consultant Equity Incentive Plan and related documents	S-1	9/29/2014	10.21

10.22*	Non-Employee Director Compensation Policy	S-1	9/29/2014	10.22

10.23	Standard Industrial Net Lease, dated as of May 23, 2008, by and between MabVax Therapeutics, Inc. and Sorrento Square	S-1	9/29/2014	10.23

10.24	First Amendment to that Standard Industrial Net Lease, dated May 6, 2010, by and between MabVax Therapeutics, Inc. and Sorrento Square	S-1	9/29/2014	10.24

10.25	Second Amendment to that Standard Industrial Net Lease, dated August 1, 2012, by and between the Company and Sorrento Square	S-1	9/29/2014	10.25

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

10.26 Δ	Development and Manufacturing Services Agreement, dated April 15, 2014, by and between MabVax Therapeutics, Inc. and Gallus BioPharmaceuticals NJ, LLC

10.27 Δ	Exclusive License Agreement for “Polyvalent Conjugate Vaccines for Cancer” (SK#14491), dated as of June 30, 2008, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

10.28 Δ	Research and License Agreement, dated as of April 7, 2008, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

10.29 Δ	Exclusive License to Unimolecular Antibodies, dated October 13, 2011, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

10.30 Δ	Option Agreement, dated August 29, 2014, by and between MabVax Therapeutics, Inc. and Juno Therapeutics, Inc.

10.31 *	Employment Agreement, dated July 21, 2014, 2014, by and between MabVax Therapeutics, Inc. and Paul Maffuid, Ph.D.	S-1	9/29/2014	10.31

10.32	Form of Parent Common Stock Warrant	8-K	7/9/2014	4.1

10.33	Form of Warrant to Purchase Common Stock	8-K	7/9/2014	4.2

10.34Δ	SBIR Contract from National Cancer Institute

10.35	Form of Waiver Extension Letter	8-K	9/30/2014	10.1

11.1	Statement of Computation of Per Share Earnings	S-1	9/29/2014	11.1

12.1	Statement of Computation of Preferred Stock Dividends	S-1	9/29/2014	12.1

16.1	Letter from Ernst & Young LLP, dated August 23, 2013	8-K	8/23/2013	16.1

16.2	Letter from Ernst & Young LLP, dated November 12, 2013	8-K/A	11/12/2013	16.1

16.3	Letter from Burr Pilger Mayer, dated August 20, 2014	8-K/A	8/22/2014	16.1

21.1	List of Subsidiaries	S-1	9/29/2014	21.1

23.1	Consent of Independent Registered Public Accounting Firm	S-1	9/29/2014	23.1

Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

23.2Δ	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included as part of Exhibit 5.1)

24.1	Power of Attorney (included on the Signature Page)	S-1	9/29/2014	N/A

101 **	Interactive data file	S-1	9/29/2014	101

*	Management contract or compensatory plan or arrangement.
Δ	Filed herewith
To be filed by amendment
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the SEC.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(b) Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–3 (§239.13 of this chapter) or Form F–3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 14th day of October 2014.

MABVAX THERAPEUTICS HOLDINGS, INC

By:	/s/ J. David Hansen
J. David Hansen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. DAVID HANSEN J. David Hansen	Chairman of the Board, President and Chief Executive Officer (Principal executive officer)	October 14, 2014

/s/ GREGORY P. HANSON Gregory P. Hanson	Chief Financial Officer (Principal financial and accounting officer)	October 14, 2014

* Kenneth M. Cohen	Director	October 14, 2014

* Robert E. Hoffman	Director	October 14, 2014

* Philip O. Livingston, M.D.	Director	October 14, 2014

* Paul V. Maier	Director	October 14, 2014

* Jeffrey V. Ravetch, M.D., Ph.D.	Director	October 14, 2014

* Michael M. Wick, M.D., Ph.D.	Director	October 14, 2014

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

2.1	Agreement and Plan of Merger and Reorganization, dated May 12, 2014, between the Company, Tacoma Acquisition Corp., Inc. and MabVax Therapeutics, Inc.	8-K	5/12/2014	2.1

2.2	Amendment No. 1, dated as of June 30, 2014, by and between the Company and MabVax Therapeutics, Inc.	8-K	7/1/2014	2.1

2.3	Amendment No. 2 to the Agreement and Plan of Merger, dated July 7, 2014, by and among the Company, Tacoma Acquisition Corp. and MabVax Therapeutics, Inc.	8-K	7/9/2014	2.1

3.1	Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Stock	8-K	7/9/2014	3.1

3.2	Amended and Restated Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock	8-K	7/9/2014	3.2

3.3	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock	8-K	9/3/2014	3.1

3.4	Amended and Restated Certificate of Incorporation	8-K	9/9/2014	3.1

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	9/9/2014	3.2

3.6	Amended and Restated Bylaws	8-K	12/14/2007	3.2

4.1	Form of Common Stock Certificate	S-1	9/29/2014	4.1

4.2	Securities Purchase Agreement, dated May 12, 2014, between the Company and the investors identified on the Schedule of Buyers therein and the Form of Registration Rights Agreement, attached thereto as Exhibit C	8-K	5/12/2014	10.1

4.3	Securities Purchase Agreement, dated as of February 12, 2014, between MabVax Therapeutics, Inc. and the purchasers set forth on the signature pages thereto including that certain Amendment No. 1 to Securities Purchase Agreement, dated as of May 12, 2014, between MabVax Therapeutics, Inc. and the persons and entities identified on the signature pages thereto	8-K	5/12/2014	10.3

4.4	Registration Rights Agreement, dated as of February 12, 2014, between MabVax Therapeutics, Inc. and the persons and entities identified on the signature pages thereto	8-K	5/12/2014	10.2

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

4.5	Omnibus Amendment and Stockholder Consent, dated July 7, 2014, by and among the Company and the Purchasers	8-K	7/9/2017	10.1

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as to the legality of the securities being registered

10.1 *	Form of Non-Plan Stock Option Agreement	S-8	8/30/2000	99.6

10.2 *	2000 Equity Incentive Plan and related documents	S-8	8/30/2000	99.1

10.3 *	2000 Employee Stock Purchase Plan and Offering	S-8	8/30/2000	99.2

10.4 *	2000 Non-Employee Directors’ Stock Option Plan and Agreement	10-K	3/3/2008	10.4

10.5 *	2011 Equity Incentive Plan and related documents	Proxy Statement	5/16/2011	Appendix E

10.6 *	Separation Agreement and Release, dated May 12, 2014, between Michael M. Wick and the Company	8-K	5/12/2014	10.4

10.7 *	Separation Agreement and Release, dated May 12, 2014, between William P. Kaplan and the Company	8-K	5/12/2014	10.5

10.8 *	Separation Agreement and Release, dated May 12, 2014, between Steven R. Schow and the Company	8-K	5/12/2014	10.6

10.9 *	Separation Agreement and Release, dated May 12, 2014, between Wendy K. Wee and the Company	8-K	5/12/2014	10.7

10.10 *	Michael Wick Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.1

10.11 *	Edward W. Cantrall Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.2

10.12 *	Steven R. Goldring Resignation Letter, dated July 7, 2014	8-K	7/9/2014	99.3

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

10.13 *	Richard B. Newman Resignation Letter, dated July 7, 2014	8-K	7/09/2014	99.4

10.14 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and J. David Hansen	10-Q	8/8/2014	10.9

10.15 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and Gregory P. Hanson	10-Q	8/8/2014	10.10

10.16 *	Employment Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and Wolfgang W. Scholz, Ph.D.	10-Q	8/8/2014	10.11

10.17	Securities Purchase Agreement, dated July 8, 2014, by and between MabVax Therapeutics, Inc. and certain institutional investors set forth therein.	10-Q	8/8/2014	10.12

10.18	Form of Exchange Agreement	8-K	9/3/2014	10.1

10.19	Form of Waiver Letter	8-K	9/3/2014	10.2

10.20 *	Form of Indemnification Agreement	8-K	9/9/2014	10.1

10.21 *	Amended and Restated MabVax Therapeutics Holdings, Inc. 2014 Employee, Director and Consultant Equity Incentive Plan and related documents	S-1	9/29/2014	10.21

10.22 *	Non-Employee Director Compensation Policy	S-1	9/29/2014	10.22

10.23	Standard Industrial Net Lease, dated as of May 23, 2008, by and between MabVax Therapeutics, Inc. and Sorrento Square	S-1	9/29/2014	10.23

10.24	First Amendment to that Standard Industrial Net Lease, dated May 6, 2010, by and between MabVax Therapeutics, Inc. and Sorrento Square	S-1	9/29/2014	10.24

10.25	Second Amendment to that Standard Industrial Net Lease, dated August 1, 2012, by and between the Company and Sorrento Square	S-1	9/29/2014	10.25

10.26	Development and Manufacturing Services Agreement, dated April 15, 2014, by and between MabVax Therapeutics, Inc. and Gallus BioPharmaceuticals NJ, LLC

10.27	Exclusive License Agreement for “Polyvalent Conjugate Vaccines for Cancer” (SK#14491), dated as of June 30, 2008, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

10.28	Research and License Agreement, dated as of April 7, 2008, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

10.29	Exclusive License to Unimolecular Antibodies, dated October 13, 2011, by and between MabVax Therapeutics, Inc. and Sloan-Kettering Institute for Cancer Research

10.30	Option Agreement, dated August 29, 2014, by and between MabVax Therapeutics, Inc. and Juno Therapeutics, Inc.

10.31 *	Employment Agreement, dated July 21, 2014, by and between MabVax Therapeutics, Inc. and Paul Maffuid, Ph.D.	S-1	9/29/2014	10.31

10.32	Form of Parent Common Stock Warrant	8-K	7/9/2014	4.1

10.33	Form of Warrant to Purchase Common Stock	8-K	7/9/2014	4.2

10.34	SBIR Contract from National Cancer Institute

10.35	Form of Waiver Extension Letter	8-K	9/30/2014	10.1

11.1	Statement of Computation of Per Share Earnings	S-1	9/29/2014	11.1

12.1	Statement of Computation of Preferred Stock Dividends	S-1	9/29/2014	12.1

16.1	Letter from Ernst & Young LLP, dated August 23, 2013	8-K	8/23/2013	16.1

16.2	Letter from Ernst & Young LLP, dated November 12, 2013	8-K/A	11/12/2013	16.1

16.3	Letter from Burr Pilger Mayer, dated August 20, 2014	8-K/A	8/22/2014	16.1

21.1	List of Subsidiaries	S-1	9/29/2014	21.1

23.1	Consent of Independent Registered Public Accounting Firm	S-1	9/29/2014	23.1

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included as part of Exhibit 5.1)

24.1	Power of Attorney (included on the Signature Page)	S-1	9/29/2014	N/A

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date/Period End	Exhibit Number

101 **	Interactive data file	S-1	9/29/2014	101

*	Management contract or compensatory plan or arrangement.
Filed herewith
To be filed by amendment
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the SEC.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.